2007 ANNUAL REPORT
opportunity means the world to us

Return on equity
22.0%
2007 Objective: 20 to 23%
Earnings per share growth
13%
2007 Objective: 7 to 12%
Productivity ratio
53.7%
2007 Objective: below 58%
Tier 1 capital
9.26%
2007 Objective:
Strong capital ratios
Total net income*
$3,994 million
Total net income by
business lines*

*	available to common shareholders
Our goal is to be the best Canadian-based international financial services company.
REPORT ON BUSINESS LINES
Inside the 2007 Report
2	A Message from the Chairman of the Board

3	A Message from the President and CEO

6	Corporate Governance and Ethics 2007 Board of Directors

8	The Executive Team

9	Report on Business Lines

10	Domestic Banking

14	International Banking

18	Scotia Capital

22	Corporate Social Responsibility

25	Management’s Discussion and Analysis

27	2007 Financial Highlights

28	Overview

30	Group Financial Performance

38	Group Financial Condition

45	Business Lines

56	Risk Management

68	Controls and Accounting Policies

73	Supplementary Data

92	Reports on Internal Control over Financial Reporting

Management’s Report on Internal Control over Financial Reporting Report of Independent Registered Public Accounting Firm

93	Consolidated Financial Statements

94	Management’s Responsibility for Financial Information

95	Shareholders’ Auditors’ Report

96	Consolidated Balance Sheet

97	Consolidated Statement of Income

98	Consolidated Statement of Changes in Shareholders’ Equity

99	Consolidated Statement of Cash Flows

100	Notes to the Consolidated Financial Statements

142	Principal Subsidiaries

143	Glossary

144	Shareholder Information
On the cover
In November 2007, we expanded our presence in Chile with the purchase of a 99.5% stake in Banco del Desarrollo which, when combined with Scotiabank Sud Americano, makes us the country’s sixth-largest bank. Pictured outside our Viña del Mar branch is Joyce Krause Soto.

Scotiabank is one of North America’s premier financial institutions, and Canada’s most international bank. Through our team of approximately 60,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including retail, commercial, corporate and investment banking to more than 12.5 million customers in some 50 countries around the world.
our expanding global presence
North America
•	Canada
•	Mexico
•	United States
Caribbean
•	Anguilla
•	Antigua and Barbuda
•	Aruba
•	Bahamas
•	Barbados
•	British Virgin Islands
•	Cayman Islands
•	Dominica
•	Dominican Republic
•	Grenada
•	Haiti
•	Jamaica
•	Netherlands Antilles
•	Puerto Rico
•	St. Kitts and Nevis
•	St. Lucia
•	St. Vincent & the Grenadines
•	Trinidad and Tobago
•	Turks and Caicos
•	U.S. Virgin Islands
Central & South America
•	Belize
•	Brazil
•	Chile
•	Costa Rica
•	El Salvador
•	Guyana
•	Panama
•	Peru
•	Venezuela
Asia/Pacific
•	China
•	Hong Kong SAR, PRC
•	India
•	Japan
•	Korea (Republic of)
•	Malaysia
•	Singapore
•	Taiwan
•	Thailand
•	Vietnam
Europe & Middle East
•	Egypt
•	Ireland
•	United Arab Emirates
•	United Kingdom

A MESSAGE FROM THE CHAIRMAN OF THE BOARD
As Chairman of Scotiabank, I’m pleased to once again report to you at the conclusion of another solid year — our 175th.
Strong results were achieved for all of our stakeholders — customers, employees, the communities where we operate and, of course, our shareholders.
     Managing for all stakeholders is a critical aspect of Scotiabank’s long-term success and includes having strong practices in corporate governance and compliance. Our Board consistently reviews our practices to ensure they meet or exceed expectations. But this involves not only the rules, policies and procedures we put in place to guide us; it calls for a higher level of business practice — a culture of good governance.
     At Scotiabank, this culture is fostered first and foremost at the Board level. It is a personal responsibility for me and for every Board member — and one that is supported by our Corporate Governance and Pension Committee. It is important to note that each director brings unique expertise and ethical discipline to his or her oversight of the Bank’s business. This oversight covers many areas and includes ongoing discussion and review of the Bank’s strategic plans and direction. This year, the Board also oversaw several changes to the Bank’s executive management team, and we are confident that the Bank continues to have strong leadership development plans in place.
     Of course, the executive and senior management team plays a key role in advancing our culture of good governance. Each and every day, they are faced with complex decisions that have ethical and reputational implications. Scotiabank has a long history and standing polices that help determine how these decisions are made. But it is Scotiabank’s commitment to governance and our core values that ensure that the right choices are made and that the Bank consistently operates with the highest standards.
     Finally, a culture of good governance is both supported and improved on a daily basis by all the women and men who comprise the Scotiabank team. They demonstrate the values of the organization in everything they do.
     I’d like to note that while there were no changes to the makeup of our Board during the fiscal year, Gerald Schwartz chose to retire in November of 2007. I’d like to thank him for his service and counsel over the years.
     On behalf of the Board, I would also like to extend our sincere appreciation for the contributions made by all Scotiabank employees in 2007 — and the work they will do in 2008 and beyond for all our stakeholders.

Arthur R.A. Scace
Chairman of the Board
2   2007 SCOTIABANK ANNUAL REPORT

A MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
In 2007, Scotiabank met or surpassed all of our key financial and operational targets in achieving record earnings. Net income available to common shareholders was $3,994 million. Year-over-year diluted earnings per share (EPS) were $4.01, an increase of 13% from last year. Return on equity was 22.0% versus 22.1% last year, at the high end of our target range of 20-23%. Another important financial target was to maintain a productivity ratio below 58%, which we accomplished with a ratio of 53.7% — the best result among our Canadian peers.
Dividends increased 16% this year, continuing our strong record. Our total return to shareholders (share price appreciation plus dividends reinvested) in 2007 was 12% — resulting in 13 consecutive years of positive returns to shareholders of the Bank. The compound annual return of the Bank’s shares over the past five years has averaged 22%, and 17% over the past 10 years.
     Our three business lines performed well yet again, each contributing significantly to our success.
     Domestic Banking achieved strong organic growth in 2007 through an increased focus on personal lending, new products for small business, and wealth management. There were strong market share gains in mortgages, personal term deposits, mutual funds and business deposits. We acquired Dundee Bank of Canada and made an important investment in DundeeWealth Ltd. We also entered a number of exciting new marketing and sponsorship agreements, including becoming the official bank of the NHL and the National Hockey League Players Association.
     International Banking continued to grow through acquisitions and investments in companies such as Thailand’s Thanachart Bank, Puerto Rico’s First BanCo and Dominican Republic’s BBVA Crecer AFP and BBVA Seguros. We also announced plans to open a new representative office in Turkey. We expanded and deepened customer relationships in several countries by introducing new credit products, branches and services. And, in our largest acquisition ever, we purchased Banco del Desarrollo, Chile’s seventh-largest bank, a transaction that closed subsequent to the fiscal year end. Combined with our Chilean subsidiary, Scotiabank Sud Americano, we now form the sixth-largest bank in one of the most developed and attractive markets in Latin America.
     Scotia Capital continued to strengthen its NAFTA capabilities and saw strong loan demand from Canadian and U.S. clients. Our Canadian derivatives team was ranked number one for the fifth year in a row in an independent third-party market survey, and we were selected as the best foreign exchange bank in Canada for the third year in a row by Global Finance magazine.
     Overall, Scotiabank’s ability to grow, in spite of turbulence in global financial markets, has been impressive. The strength of our underlying earnings and our long-term and time-tested approach to managing risk is clearly demonstrated by our 2007 results. We remain confident in our ability to continue to manage through these challenges and maintain our strong record of success.
Rick Waugh
President and Chief Executive Officer
2007 SCOTIABANK ANNUAL REPORT   3

Focus for 2008
Diversifying by geography and business
We expect the coming year to be a challenging one. The U.S., in particular, is likely heading into a slowdown. This has had — and will continue to have — an undeniable impact in Canada, as we have already seen with the rise in our currency relative to the U.S. dollar, which has affected the earnings contributions of our non-Canadian, U.S. dollar-based operations. At the same time, we have confidence in the Canadian market and many of the world’s major and emerging markets.
     Our plan for 2008 is to build on our strong record of success by maintaining our strategy of diversification and remaining focused on our three key priorities.
Strategy of diversification
Diversification, by both geography and business, remains the essence of our strategy, and underpins our potential for sustainable earnings growth in each of our three business lines over the very long term.
Driving sustainable revenue growth, both organically and through acquisitions
Priorities: Sustainable revenue growth, capital management and leadership
We are pursuing a variety of initiatives to drive sustainable revenue growth, both organically and through acquisitions. In Domestic Banking, we will continue to add branches and salespeople to target high-growth customer segments to deepen our market share. In International Banking, we will continue to substantially expand our branch network, target high-growth products, and market to new customer segments through innovative delivery channels. In Scotia Capital, we will leverage our long-standing client relationships, build global industry specializations and expand our trading businesses.
     We will also take advantage of acquisition opportunities as we find them in each of our businesses. The ability to make and leverage international acquisitions is a real strength for us.
Investing in growth: our main focus in using our capital
     Our second key priority is capital management. Our substantial capital base provides us with a solid foundation with which to weather uncertain times. Investing for business growth continues to be our main focus in using our capital, as demonstrated by the investments we’ve made to grow our business, including the many acquisitions we’ve made during the year.
Developing new leaders with a global mindset
     Our third key priority is leadership. At Scotiabank, we have an abundance of leadership talent. As an international organization, we have an especially broad talent pool to draw upon. Our focus is on developing new leaders with a global mindset — which will provide a significant competitive advantage in the long run.
One Team, One Goal
Embracing our “One Team, One Goal” philosophy
All of the Bank’s potential, its strength and its accomplishments must be credited to our employees, who have embraced our “One Team, One Goal” philosophy. We’re all focused on one goal — to be the best international financial services company based in Canada.
Making our Bank a great place to work
And we’re committed to making our Bank a great place to work. Scotiabank was recognized by various publications and organizations as a top employer in Canada and Mexico; ranked 12th on Training magazine’s annual list of top learning organizations; and received the 2007 Catalyst Award for our Advancement of Women initiative, which has helped to significantly improve the representation of senior women at the Bank in
4   2007 SCOTIABANK ANNUAL REPORT

2008 Objectives
Financial
•	Return on equity of 20-23%
•	Diluted earnings per share growth of 7-12%
•	Long-term shareholder value through increases in dividends and stock price appreciation
People
•	High levels of employee satisfaction and engagement
•	Enhance diversity of workforce
•	Commitment to corporate social responsibility and strong community involvement
Customer
•	High levels of customer satisfaction and loyalty
•	Deeper relationships with existing customers
•	New customer acquisition
Operational
•	Productivity ratio of <57%
•	Sound ratings
•	Strong practices in corporate governance and compliance processes
•	Strong capital ratios
recent years. Internally, overall employee satisfaction remains high — 87% for the second consecutive year, as measured by ViewPoint, our annual employee survey.
Being committed to the communities where we live and work
     Consistent with our corporate culture, our commitment to the communities where we live and work includes an adherence to the values of corporate social responsibility and community involvement. In 2007, Scotiabank contributed more than $43 million around the globe to organizations and innovative projects that make a difference. Our employees share in and drive this commitment — they expend considerable effort in the support of local causes. We are very proud of their dedication and the tremendous contributions they make to our communities.
Strong position
By all measures, we are in a much stronger position than we were during the last market downturn some five years ago. Our credit portfolios are very well positioned at this point in the cycle, and net impaired loans as a percentage of total loans are significantly lower. Our market and operating risks are well within acceptable ranges. We are also more diversified by geography. Our capital ratios have strengthened significantly, our liquidity position has also improved, our tangible common equity ratio is the highest among our peers, and we are anticipating growth in all our selected markets. Overall, we are well placed to capitalize on the many opportunities that we expect to materialize in the coming months and years, and to address any challenges.
     For 2008, we’re very confident that we can continue to achieve our goals and priorities — and continue to grow — because we have a strong foundation: a diversified range of businesses and geographies, a strong balance sheet and a great team of people working together for success.

Rick Waugh
President and Chief Executive Officer
2007 SCOTIABANK ANNUAL REPORT   5

2007 BOARD OF DIRECTORS
corporate governance and ethics
Ronald A. Brenneman
Mr. Brenneman is President and Chief Executive Officer of Petro-Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Conduct Review Committee and the Human Resources Committee.
Alexis E. Rovzar de la Torre
Mr. Rovzar is Executive Partner in charge of the Latin America practice of White & Case LLP. He has been a Scotiabank director since December 31, 2005, and currently sits on the Corporate Governance and Pension Committee.
Arthur R.A. Scace, C.M., Q.C.
Mr. Scace is Chairman of Scotiabank and is a corporate director. He has been a Scotiabank director since March 25, 1997, and Chairman since March 2, 2004. He currently sits on the Executive and Risk Committee and the Human Resources Committee (Chair).
The Honourable Barbara J. McDougall, O.C.
Mrs. McDougall is an advisor to Aird & Berlis LLP. A Scotiabank director since March 30, 1999, she currently sits on the Audit and Conduct Review Committee and the Human Resources Committee.
Rick Waugh(1)
Mr. Waugh is President and Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003, and currently sits on the Executive and Risk Committee. He is also a director of several of the Bank’s international subsidiaries.
Allan C. Shaw, C.M., LL.D.
Mr. Shaw is non-executive Chairman of The Shaw Group Holding Limited. A Scotiabank director since September 30, 1986, he currently sits on the Corporate Governance and Pension Committee (Chair) and the Executive and Risk Committee.
Barbara S. Thomas
Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004, and currently sits on the Audit and Conduct Review Committee and the Human Resources Committee.
OUR BEST PRACTICES
The Board must assume stewardship of the Bank.
The Board supervises the management of Scotiabank’s business and affairs, with the goal of maintaining the strength and integrity of the Bank.
A majority of the directors are independent.
14 of the Bank’s current 15 directors are independent.
The Board should have a non-executive chairman or independent lead director.
Scotiabank’s Board is led by a non-executive chairman.
The Bank must adopt and disclose corporate governance guidelines.
The Bank developed a formal Corporate Governance Policy in 2002, which has been enhanced and re-approved each year since. It is reviewed at least annually.
Directors must be elected by majority voting.
Shareholders vote for individual directors. Directors receiving more votes withheld than for in an uncontested election are required to tender their resignation.
Board committees should be composed of outside directors, a majority of whom are independent.
All four of the Board’s committees meet independence guidelines in terms of composition.
The Board must complete an annual evaluation process.
The Board conducts an annual review of its performance and that of its committees.
Non-management directors must meet at regularly scheduled executive sessions without management.
At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present.
Honorary Directors*
Lloyd I. Barber,
C.C., S.O.M.,
LL.D., Ph.D.
Regina Beach, Saskatchewan
Bruce R. Birmingham
Oakville, Ontario
E. Kendall Cork
Hillsburgh, Ontario
Sir Graham Day
Hantsport, Nova Scotia
Peter C. Godsoe, O.C.
Toronto, Ontario
M. Keith Goodrich
Lake Forest, Illinois, U.S.A.
The Honourable
Henry N.R. Jackman, O.C.
Toronto, Ontario
Pierre J. Jeanniot, O.C.
Montreal, Quebec
John J. Jodrey,
C.M., D.C.L.
Hantsport, Nova Scotia
Gordon F.
MacFarlane, O.B.C.,
LL.D.
Surrey, British Columbia
Donald Maclaren
Ottawa, Ontario
Gerald J. Maier, O.C.
Calgary, Alberta

*	Honorary directors do not attend meetings of the Board. (1) Non-independent (NYSE Rules & CSA Guidelines) and affiliated (Bank Act) — President and CEO.
6   SCOTIABANK ANNUAL REPORT

Accountability, openness and integrity
We firmly believe that our ongoing commitment and efforts to ensure a strong corporate governance structure and culture across our organization help us deliver value to all our stakeholders.
Laurent Lemaire
Mr. Lemaire is Executive Vice-Chairman of the Board of Cascades Inc. He has been a Scotiabank director since March 31, 1987, and currently sits on the Executive and Risk Committee and the Human Resources Committee.
C.J. Chen
Mr. Chen is Counsel to Rajah & Tann. He has been a Scotiabank director since October 30, 1990, and currently sits on the Corporate Governance and Pension Committee.
The Honourable Michael J.L. Kirby
Mr. Kirby is Chairman of the Mental Health Commission of Canada and a corporate director. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Conduct Review Committee (Chair) and the Executive and Risk Committee.
Elizabeth Parr-Johnston, C.M., Ph.D., D.Litt.
Dr. Parr-Johnston is President of Parr-Johnston Economic and Policy Consultants. A Scotiabank director since October 26, 1993, she currently sits on the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee.
Paul D. Sobey
Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999, and currently sits on the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee.
John T. Mayberry
Mr. Mayberry is a corporate director and the retired Chair of the Board and Chief Executive Officer of Dofasco Inc. He has been a Scotiabank director since March 29, 1994, and currently sits on the Executive and Risk Committee (Chair) and the Human Resources Committee.
N. Ashleigh Everett
Ms. Everett is President, Corporate Secretary and a Director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997, and currently sits on the Corporate Governance and Pension Committee and the Human Resources Committee.
John C. Kerr, C.M., O.B.C., LL.D.
Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999, and currently sits on the Corporate Governance and Pension Committee and the Human Resources Committee.
An education program should be provided for new directors.
An orientation program is in place for all new directors. They also receive a Corporate Governance Information book, which is updated annually and reissued to all directors. All directors participate in the Board’s ongoing education sessions throughout the year.
The Bank must have a written code of ethics and conduct applicable to senior financial officers and the CEO.
All directors, officers and employees of Scotiabank must acknowledge their adherence annually to the Scotiabank Guidelines for Business Conduct*. The Bank has also adopted a Financial Reporting Whistleblower Policy and Procedures*.
Directors’ interests should be aligned with those of shareholders.
Directors are expected to hold Bank common shares and/or Director Deferred Share Units with a value not less than $450,000, a level that must be reached within five years of joining the Board.

*	Available at www.scotiabank.com.
For more information on our Board of Directors, their committees and activities, please see our Management Proxy Circular at www.scotiabank.com.
Malcolm H.D. McAlpine
London, England
Ian McDougall
Lynbrook, New York
William S. McGregor
Edmonton, Alberta
David E. Mitchell, O.C.
Calgary, Alberta
David Morton
Westmount, Quebec
Helen A. Parker
Sidney, British Columbia
Paul J. Phoenix
Burlington, Ontario
Robert L. Pierce, C.M., Q.C.
Calgary, Alberta
David H. Race
Toronto, Ontario
Cedric E. Ritchie, O.C.
Toronto, Ontario
Thomas G. Rust,
C.M., LL.D.
Vancouver, British Columbia
Isadore Sharp, O.C.
Toronto, Ontario
Gerald W. Schwartz, O.C.
Toronto, Ontario
2007 SCOTIABANK ANNUAL REPORT   7

THE EXECUTIVE TEAM
(as at October 31, 2007)
Our core purpose is to be the best at helping customers become financially better off. This guides all our decisions. We are committed to providing excellence in customer service by living our shared values, as a team and individually.
Alberta G. Cefis
Executive
Vice-President and
Group Head, Global
Transaction Banking
Robin S. Hibberd
Executive Vice-President,
Domestic Personal Lending & Insurance
Anatol von Hahn
Executive Vice-President, Latin America
Wendy G. Hannam
Executive
Vice-President,
Domestic Personal
Banking and
Distribution
Robert H. Pitfield
Executive
Vice-President,
International
Banking
Stephen D. McDonald
Co-Chairman and
Co-Chief Executive
Officer, Scotia
Capital, and Head,
Global Corporate and
Investment Banking
Tim P. Hayward
Executive Vice-President
& Chief Administrative
Officer, International
Banking
Michael Durland
Deputy Head, Global
Capital Markets &
Head, CMG
Chris J. Hodgson
Executive Vice-President,
Head of Domestic Personal Banking
C. John Schumacher
Co-Chairman and Co-Chief
Executive Officer,
Scotia Capital, and
Head, Global Capital
Markets
Sylvia D. Chrominska
Executive
Vice-President, Human
Resources & Public,
Corporate and
Government Affairs
Rick Waugh
President & Chief Executive Officer
Sarabjit S. Marwah
Vice-Chairman & Chief Administrative Officer
Barbara F. Mason
Executive
Vice-President,
Wealth Management
Robert L. Brooks
Vice-Chairman & Group Treasurer
Peter C. Cardinal
Executive Vice-President
Kim B. McKenzie
Executive Vice-President,
Information Technology and Solutions
Brian J. Porter
Executive
Vice-President &
Chief Risk Officer
Deborah M. Alexander
Executive
Vice-President,
General Counsel &
Secretary
Dieter W. Jentsch
Executive
Vice-President,
Domestic Commercial
Banking
Luc A. Vanneste
Executive
Vice-President &
Chief Financial
Officer
8   SCOTIABANK ANNUAL REPORT

REPORT ON BUSINESS LINES
Diversification, by both geography and business, continues to be the focus of our strategy, and underpins our potential for sustainable earnings growth in each of our three business lines — Domestic Banking, International Banking, and Scotia Capital — over the long term.
three strong platforms for growth
Net income of business lines
available to common shareholders ($ millions)

2007 SCOTIABANK ANNUAL REPORT   9

REPORT ON BUSINESS LINES DOMESTIC BANKING
growing with youth

10   2007 SCOTIABANK ANNUAL REPORT

DOMESTIC BANKING
Domestic Growth
•	Total revenue: $6.1 billion

•	Total income: $1.6 billion
Domestic Banking remains focused on deepening relationships with key customers, attracting new customers, and developing and pursuing acquisitions. These priorities drive growth in terms of scale, market share and share of wallet, by providing our customers with an improved range of services and products, as well as more opportunities to bring their business to Scotiabank.
Members of our SCENE entertainment rewards program, created in partnership with Cineplex Entertainment, can earn points even faster by shopping with a SCENE ScotiaCard or SCENE VISA card.
Deepening relationships
Building the relationships we have with our current customers, and obtaining more of their business, is an important part of our growth plans. During 2007, we continued to develop business from our existing customer base:
•	Mutual fund sales were strong this year. The realignment of our team of financial advisors, a new investment sales platform, enhancements to branch sales capacity, including increased marketing and sales support, and new performance metrics contributed to this success.

•	The Retail Bank introduced a team of 39 new investment sales coaches, with a mandate to enhance our branch employees’ ability to identify customer investment needs and win investment business.

•	Scotiabank created a new avenue for serving clients by establishing the Scotia Private Client Group Aqueduct Foundation, an innovative philanthropic planning solution that lets clients make philanthropic gifts through the use of donor-advised funds and personalized Legacy Funds.

•	Service excellence is key to attracting new customers and deepening existing relationships. The Atlantic Customer Contact Centre (ACCC) was recognized for achieving world-class customer and employee satisfaction by the Service Quality Measurement (SQM) Group. Some 300 organizations were benchmarked in the survey, and ACCC was one of 15 recognized for customer satisfaction, and one of two ranked “world class” in terms of employee satisfaction.

•	We developed a strategy to enhance our capacity to serve and become primary advisors to our affluent customers. By hiring 106 more advisors,
Photo left: Scotiabank is attracting young customers by appealing to them in ways that are meaningful to their day-to-day lives, including innovative partnerships with non-financial services providers, such as the one we formed with Cineplex Entertainment this year. SCENE memberships allow moviegoers 14 years of age and older to earn points that can be traded for free movies, concession snacks and more. Those 16 years and older, such as Kelsey McLelland and Andrew Smith (shown), can also collect points by using their SCENE ScotiaCards or SCENE VISA cards.

2007 SCOTIABANK ANNUAL REPORT   11

We are focusing on mutual funds as a key growth platform, and recorded strong sales during the year. Andrew Hadley, Investment Specialist, and Judith Chan, Manager, Investment Oversight, are part of the Wealth Management team helping to further improve our mutual fund product lineup and provide support to our sales force.
improving our infrastructure and adding product offerings from insurance, private banking and trust services, we are building customer loyalty and creating opportunities to earn more of their business.

•	During 2007, ScotiaMcLeod experienced significant growth in its Heritage loyalty program, which provides premium service to affluent clients, with assets increasing $6 billion to $22 billion.

•	We offered several highly attractive GIC rate specials aligned with an extensive advertising campaign to attract new customers. These special offers were very successful, contributing 12% of total term deposit growth for the year.

•	We launched a summer promotion for our Scotia One account, which offers customers unlimited banking transactions for a low, flat-rate monthly fee. The promotion was well received, resulting in a 53% increase in new Scotia One accounts opened during the promotion period.

•	Demonstrating our commitment to small business customers and professionals, Scotiabank announced a joint, five-year $1.5 million sponsorship program with the College of Family Physicians of Canada. The program includes sponsorship of a number of activities targeted at student professionals, including an annual award of a $10,000 scholarship at each of the 17 Canadian medical schools.
Acquiring new customers
Attracting new customers to Scotiabank is critical for future growth. These are some of the innovative ways we reached out to Canadians during the year:
•	Continuing our long association with Canada’s favourite sport, Scotiabank became the Official Bank of the National Hockey League and the National Hockey League Players Association in Canada. We also have partnerships with the Calgary Flames, the Edmonton Oilers and the Ottawa Senators, whose home arena is Scotiabank Place.

•	Scotiabank gained new visibility with its sponsorship of Scotiabank Hockey Tonight — the pre-game show for CBC’s Hockey Night in Canada (HNIC), which broadcasts NHL games across the country. HNIC is the world’s longest-running sports program still on the air, and has remained one of Canada’s highest-rated television shows for more than 50 years. Each week, Scotiabank Hockey Tonight Kids gives a minor league hockey team the opportunity to introduce the main game. HNIC now also features Scotiabank Power Stats — game statistics and updates — during its third-period coverage.

•	Scotiabank was selected as the exclusive partner for Viterra’s future credit products and services. One of Canada’s largest agri-businesses, Viterra provides quality inputs and export and domestic grain-handling services for more than 30,000 customers in Western Canada. Going forward, Viterra is expected to carry more than $1.2 billion in approved credit limits.

•	Scotiabank launched SCENE —Canada’s first entertainment loyalty program — in partnership with Cineplex Entertainment in January 2007. The program, which has significantly exceeded expectations, enables
Mutual fund revenue growth
24.2%
Total revenues mutual funds were $224.5 million for fiscal 2007, compared to $180.8 million for the same period last year.

12   2007 SCOTIABANK ANNUAL REPORT

DOMESTIC BANKING
At Scotiabank, we support important initiatives across Canada and around the world that provide opportunities for our customers, employees and communities to experience the richness that life has to offer. From big arenas and professional athletes to a Sunday afternoon game with the kids, hockey is part of the richness of life that so many of us enjoy from coast to coast, and we are proud to be a part of that.
members to earn points that can be redeemed for free movies and other entertainment-related rewards by making purchases with their Scotiabank SCENE debit and VISA cards.

•	By acquiring naming rights to highly visible Cineplex theatres in locations such as Toronto, Vancouver, Edmonton and Montreal, we raised Scotiabank’s profile in key markets across Canada.

•	We opened 35 new retail bank branches in high-growth markets, and continued to improve both our sales capacity and our level of service by adding 118 financial advisors to our branch network. We also opened a new Scotia Private Client Group centre in Saskatoon, and another ScotiaMcLeod branch in Toronto.

•	We introduced the Scotia Running Start for business™ program to help entrepreneurs succeed in building new small businesses. Features include waived fees on key business products, special offers on personal banking products, complimentary accounting software, discounted marketing materials, and free access to resources such as the Scotia Plan Writer for business™, an interactive online tool that helps business owners write, organize and use a business plan.
Acquisitions
In 2007, Scotiabank grew its domestic business through several key acquisitions:
•	To enhance Scotiabank’s strong position as the leading bank in automobile financing for Canadians, we purchased Travelers Leasing Corporation (TLC), a leading Canadian automobile financing company.

•	We acquired TradeFreedom Securities Inc., a dynamic Canadian online brokerage boutique. The transaction complemented product offerings available through ScotiaMcLeod Direct Investing.

•	In a transaction totaling $608 million, Scotiabank purchased Dundee Bank of Canada and made a strategic equity investment in DundeeWealth Inc., as part of our commitment to building our wealth management franchise. The Bank now owns 18 per cent of DundeeWealth’s outstanding shares.
Acquisition of TLC
#1
The acquisition of Travelers Leasing Corporation builds on Scotiabank’s strong position as the leading bank in automobile financing for Canadians.
35 new branches
We opened 35 retail bank branches in high-growth markets in 2007.
2008 Priorities
•	We will increase the amount of business we do with existing retail customers, with a particular focus on the pre-retirement, emerging affluent and multicultural segments.

•	We will use strategic acquisitions and partnerships to acquire new customers and grow our deposits, credit card and insurance businesses.

•	We will build on the momentum we have created in mutual funds by leveraging our expanded retail sales force, adding new branches and refining sales metrics.

•	We will grow our market share in Commercial Banking within targeted client segments, and improve our share of their business by collaborating with other areas of the Scotiabank Group.

•	We will expand the small business customer base by delivering our supportive tools and resources through our small business bankers.

2007 SCOTIABANK ANNUAL REPORT   13

REPORT ON BUSINESS LINES INTERNATIONAL BANKING
growing with relationships

14   2007 SCOTIABANK ANNUAL REPORT

INTERNATIONAL BANKING
International Growth
•	Total revenue: $4 billion

•	Total income: $1.2 billion
As Canada’s most international bank, we continue to generate strong results outside Canada through a combination of organic growth and acquisitions. We are growing organically by increasing our share of the personal and commercial banking markets, by offering new credit card products and small business services to those markets, and by expanding into complementary businesses, such as wealth management. Our acquisition strategy is focused primarily on markets where we already have a presence, but we will also enter new markets on a selective basis.
Our credit card strategy focuses on attracting new customers and retaining the ones we have by continuing to deliver innovative products and services.
Organic growth
We are growing our business in countries around the world by appealing to both new and current customers with innovative products, services and delivery channels:
•	As the first step in the strategic expansion of Scotiabank’s wealth management platform across the Caribbean and Central and South America, we launched Scotia Private Client Group in the Bahamas and the Cayman Islands. Following our domestic model, teams of experts will deliver integrated services – including investment advice, trust services, private banking and insurance – at locations outside of the Bank’s branch network. Clients will deal directly with trained relationship managers who can tailor resources and solutions to meet their unique needs.

•	Our credit card business achieved strong growth in all regions, increasing cardholder balances by more than 25%. By leveraging new distribution channels, such as external sales forces, telemarketing, direct mail and strategic partnerships, coupled with solid performance from our traditional branch network, we had a record year in new account sales. We also launched four application processing centres, to reduce turnaround time and prepare for future growth. As well, our strategy of engaging customers through frequent activation, retention and usage programs remained central to our continued success.
Photo left: Local business owner Lorna Myers (pictured here with her daughter, Michelle) and her family rely on the personal and professional services of Scotia Private Client Group in Jamaica for their day-to-day banking, and credit and wealth management services.

2007 SCOTIABANK ANNUAL REPORT   15

We are expanding rapidly in Mexico to capitalize on the growing demand for banking services in this market. In 2007, we opened 86 new branches towards our target of 800 branches by 2010. One of these branches is 222 Reforma in Mexico City, managed by Gabriela Gonzáles Sánchez (centre). Eduardo Lomelin Delgado and Mayra Valeria Patiño Soto are cashiers at that branch.
•	Scotiabank is committed to expanding the range of products and services we offer to meet the needs of small and medium-sized businesses in the Caribbean and Latin America. In Jamaica, Scotiabank and MasterCard Worldwide introduced the Scotiabank MasterCard Business Card and the Scotiabank/AAdvantage Business Executive MasterCard, giving local entrepreneurs more options for credit. In Mexico, the Bahamas and El Salvador, we launched pilot projects that offered new products for small business, supported by centralized loan underwriting and new credit policies. The launch included employee training in sales, service and marketing, and our plan is to eventually apply this model across our international network.

•	We increased the variety of insurance products offered in the Caribbean and throughout Latin America, adding an optional automobile insurance product in Mexico that is sold through the branch network, and five new insurance products in Peru, as well as home protection and health crisis protection in select markets in the Caribbean.

•	Scotiabank Mexico and Global Transaction Banking introduced TRADEXPRESS Elite, our trade finance Internet service now available to our Mexican business clients and to customers in 28 other countries.
•	We announced our intention to expand our global banking network by opening a representative office in Istanbul, Turkey, a significant gateway to Europe, Asia, the Middle East and Africa. From this base, we will increase our lending and correspondent banking businesses across the region, while opening the way for other Scotiabank businesses, such as ScotiaMocatta and Scotia Waterous.

•	Scotiabank opened four full-service commercial branches in Malaysia to complement the Bank’s existing Malaysian operations. Scotiabank has been in Malaysia since 1973 and offers products and services for corporate and commercial clients, as well as trade finance and treasury customers.
Scotiabank de Costa Rica was named Bank of the Year in Costa Rica by The Banker magazine.
Acquisitions and alliances
We continued to expand the reach of our international network in 2007 through a number of key acquisitions and alliances:
•	Scotiabank has acquired 99.5 per cent of Banco del Desarrollo, Chile’s seventh-largest bank, for US$1.02 billion. With total assets of more than US$5.1 billion and a network of 74 branches across Chile, Banco del Desarrollo has specialized skills in mid-market commercial lending, small business and micro business lending, and consumer finance. Combining the operations of Desarrollo and Scotiabank Sud Americano will create Chile’s sixth-largest bank. The purchase was completed subsequent to year end.

•	We purchased 24.99 per cent of Thanachart Bank, Thailand’s eighth largest bank and leading automobile lender, for Bht7.1 billion (approximately Cdn$225 million), with provisions to increase our stake up to 49 per cent. Providing corporate, trade finance and treasury services to local and international companies, Scotiabank has operated in Thailand since 1981, and this investment opens up substantial growth opportunities.

16   2007 SCOTIABANK ANNUAL REPORT

INTERNATIONAL BANKING
Acquisitions since 2004
Our goal is to have a 10% market share in each of these countries.
Small business products
Our goal is to expand our small business presence by taking what we learn through the pilot projects we launched in Mexico, the Bahamas and El Salvador, and applying it across our international business.
•	The Bank acquired a net interest of 55 per cent of Dehring Bunting & Golding Ltd. (DB&G), Jamaica’s fourth-largest securities dealer in terms of assets, profits and market capitalization, and the largest equity broker in the country. Through its eight offices in Jamaica and its office in Trinidad, DB&G offers a full range of investment products and services.

•	Scotiabank has been in Puerto Rico since 1910 and, in 2007 we acquired a 10 per cent stake in First BanCorp for US$94.8 million. Headquartered in San Juan, First BanCorp is the second-largest financial holding company in the Commonwealth of Puerto Rico, and is among the top 100 bank holding companies in the U.S. Its subsidiary, FirstBank, has significant commercial, consumer, mortgage and auto lending portfolios, as well as insurance and auto leasing businesses, and an expanding franchise in southern Florida. It is also the leading bank by assets in the U.S. Virgin Islands and British Virgin Islands combined.

•	We expanded our operations in the Dominican Republic by acquiring a controlling stake in BBVA Crecer AFP — the country’s largest pension fund administrator in terms of customers — and its related insurance company, BBVA Seguros. BBVA Crecer AFP has more than a half million customers and RD$6.5 billion in assets under management. BBVA Seguros was created in 2006 to provide life and disability insurance to BBVA Crecer AFP’s customers.
Customer growth*
5.3 million
By focusing on our key strategic priorities — organic growth, acquisitions and alliances — we increased our customer base by 10% in 2007.

*	excluding affiliates
2008 Priorities
•	We will expand our presence in new customer segments, including consumer finance (through our new Mexican joint venture), insurance, credit cards, small business and wealth management.

•	We will reach more customers by expanding our branch network, opening private client centres, and using specialized sales forces, call centres and direct mail.

•	We will continue to seek acquisitions in the markets where we operate to improve scale or add complementary businesses.

•	We will invest in the technology and processes necessary to support growth by consolidating data centres, upgrading our communications network, strengthening our Internet banking and cash management services, expanding our database marketing and direct mail capabilities, and changing the core banking systems in Central America.
2007 SCOTIABANK ANNUAL REPORT   17

REPORT ON BUSINESS LINES SCOTIA CAPITAL
growing in world markets
18   2007 SCOTIABANK ANNUAL REPORT

SCOTIA CAPITAL
Scotia Capital Growth
•	Total revenue: $2.5 billion
•	Total income: $1.1 billion
In 2007, Scotia Capital focused on enhancing our NAFTA offering and continuing to build global industry specializations and new products. We also grew our client base and product capabilities, including expanding our trading businesses by focusing on institutional investors and alternative asset managers.
Scotia Capital has long been dedicated to meeting the complex needs of hedge funds and alternative asset managers through a wide range of customized products and services.
NAFTA strategy
Our NAFTA platform is a key competitive advantage, and we continue to expand and enhance our offering in each of the three pillars of our NAFTA business.
•	In the U.S., we implemented a revenue growth strategy which focused on increasing revenue and cross sell, enhancing risk management and building new product offerings. Ensuring our U.S. lending portfolio consisted primarily of investment grade debt left us well positioned to take advantage of the opportunities created by the recent re-pricing of credit risk and liquidity.

•	In Mexico, we continued to integrate and build the wholesale business, working on enhancing our technology to provide seamless product capabilities across the NAFTA region.

•	We also built a NAFTA-based infrastructure project lending team, with local presence in Canada, the U.S. and Mexico.
     Deal highlights
•	Scotia Capital Mexico won the mandate to lead the financing for the acquisition of Porcelanite Holding, S.A. de C.V. by Grupo Lamosa, S.A.B. de C.V. The financing includes a US$675 million senior secured syndicated facility, the largest syndication ever led by Scotia Capital Mexico, and a US$225 million unsecured subordinated bridge to equity facility.
Photo left: Scotia Capital acted as financial advisor to Kinross Gold Corporation, represented here by President and Chief Executive Officer Tye Burt, on its acquisition of Bema Gold Corporation, which created a $9 billion gold producer. In addition, we provided exclusive advisory services for Kinross in an asset swap agreement with Goldcorp that effectively increased their ownership in La Coipa to 100%. The Bank also provides foreign exchange risk advisory and trading services. In addition, ScotiaMocatta, our precious metals group, has had a trading relationship with the Kinross group of companies since Kinross’ inception.
2007 SCOTIABANK ANNUAL REPORT   19

Fixed income and energy derivatives were among the key areas of focus and growth for Scotia Capital in 2007. Travis Chernichen, Energy Derivatives (left); Sharon Telem, Fixed Income Underwriting; and Jeremy Lucas, Energy Derivatives, helped provide services to longtime client Brookfield Power.
•	We acted as financial advisor to CanWest Global Communications Corp. on its $495 million privatization of CanWest MediaWorks Income Fund. Related to the transaction, Scotia Capital successfully syndicated and was also the lead arranger and bookrunner on $1.3 billion of bank facilities, joint bookrunner on US$400 million senior subordinated notes and sole hedge advisor.

•	We were joint lead arranger and bookrunner for an innovative MXP$990 million acquisition transaction to finance the purchase of Controladora Milano, S.A. de C.V. by a leading private equity firm.
Financial advisor
$495 million
Financial advisor to CanWest Global Communications Corp. on its $495 million privatization of CanWest MediaWorks Income Fund.
Global industry specializations
This year, we continued to expand our global presence in select industries.
•	For oil and gas, we expanded Canadian research coverage and focused on increasing equity and M&A mandates. Our recently formed Energy Solutions Group provides our clients with state-of-the-art commodity and energy risk management products and services, including energy, interest rate, currency, credit and equity derivatives. Scotia Waterous, our global oil and gas M&A business, continues to be a key component of our strategy in this industry.

•	In mining, we expanded our sales and trading offering, focusing on marketing to institutional investors, and identifying strategic trading opportunities. We are currently working to establish a local investment banking presence for this industry in Europe.

Deal highlights
•	Scotia Waterous acted as financial advisor to a subsidiary of Royal Dutch Shell plc on its acquisition of the outstanding common shares of Shell Canada Limited for $8.7 billion.

•	We were also financial advisor to Statoll ASA on its $2.2 billion acquisition of North American Oil Sands Corporation.
New products, new clients and expanding existing capabilities
We made significant progress in bringing our products to market and growing our client relationships and capabilities.
•	We are marketing our alternative assets services to new clients to increase market share.

•	This effort was supported by the creation of a dedicated website for hedge funds through which clients can access a wide variety of information on various bank products, including debt financing, prime brokerage, derivatives and research.

•	In Canada, we gained significant market share in the retail structured products market by issuing a number of principal protected notes. We are now working to expand sales of these products in Latin America.

•	In Europe, we added a significant number of new clients.

•	In Fixed Income, we significantly expanded our Maple Bond business, participating in some of the year’s largest transactions.

•	ScotiaMocatta was named one of Canada’s 71 global leaders by the Institute for Competitiveness and Prosperity.
20   2007 SCOTIABANK ANNUAL REPORT

SCOTIA CAPITAL
Scotia Capital represents the global corporate and investment banking and capital markets businesses of the Scotiabank Group, providing full-service coverage across the NAFTA region and in selected markets globally.
Best Foreign Exchange Bank
3 years
Named Best FX Bank in Canada by
Global Finance magazine for the
third year in a row.
Deal highlights
•	We were joint lead arranger on a $2.5 billion Maple Bond issue by Morgan Stanley, the largest-ever Maple Bond transaction, as well as the largest corporate bond deal in Canada.

•	Scotia Capital also acted as joint lead arranger and joint bookrunner on a US$500 million senior credit facility and a US$400 million bridge loan to support U.S. Steel Corporation’s acquisition of Stelco Inc.

•	Scotia Capital committed EUR 1 billion to a EUR 35 billion acquisition credit facility for Enel SpA, Italy’s largest electricity company. The facility supports a joint bid by Enel and Acciona SA to acquire Endesa SA. Upon completion of the transaction, the Enel/Endesa Group will be the second-largest electricity utility company in Europe, and will also have a strong presence in the Americas.

•	Scotia Capital was financial advisor to Empire Company on the proposed $1 billion privatization of Sobeys Inc.

•	Scotia Capital was the co-bookrunner in a $523 million common share issue for Enbridge Inc.

•	We acted as co-lead arranger and lead hedge advisor on a $750 million senior secured bank debt facility supporting Borealis Infrastructure’s investment in Bruce Power through BPC Generation Infrastructure Trust. This financing is one of the first to occur in the nuclear sector in North America.

•	Scotia Capital acted as senior managing agent on a US$7.2 billion financing for Community Health Systems Inc., in connection with their acquisition of Triad Hospitals Inc. As part of this transaction, we also were co-manager of a US$3 billion high yield offering and participated in the company’s interest rate hedging program.
2008 Priorities
•	We will continue to leverage our NAFTA capabilities, which give us a significant competitive advantage.

•	We plan to increase our market share with alternative asset managers.

•	We will expand client coverage globally in selected industries.

•	We will increase our presence in infrastructure finance.

•	We intend to work more closely with International Banking to provide wholesale products to clients outside our core geographic markets.

•	We will work to increase our market share in M&A and equity underwriting.
Corporate Derivatives Team
#1 ranking
Our Derivatives team ranked number
one on the Quality Index for Overall
Market Penetration and as Lead Dealer
for a fifth year in a row in a third-party
market survey of derivatives in Canada.
2007 SCOTIABANK ANNUAL REPORT   21

CORPORATE SOCIAL RESPONSIBILITY
growing responsibility
22   2007 SCOTIABANK ANNUAL REPORT

CORPORATE SOCIAL RESPONSIBILITY
•	Achieved 87 per cent score in our Employee Satisfaction Index

•	Increase of 109 per cent in number of paperless recordkeeping accounts

•	Contributed more than $43 million to community causes
Corporate social responsibility (CSR) is a fundamental part of the way we do business at Scotiabank. It’s an opportunity for us to build better relationships with all of our stakeholders by paying closer attention to how we fulfill our social, economic, environmental and ethical responsibilities. We believe that a commitment to CSR will provide a competitive edge, as we align our operations with standards and expectations that are increasingly important to all of our stakeholders.
Scotiabank’s strong CSR performance has placed us on such respected socially responsible investment indexes as the Dow Jones Sustainability North American Index (DJSI North America) and the FTSE4Good Index developed by the Financial Times.
Earning customer trust and loyalty
•	Scotiabank enhanced the Scotia Plus® program, for people aged 59 and over, and the Student Banking Advantage™ plan to better serve two customer groups with unique financial means and requirements. Customers enrolled in these programs receive unlimited free debit transactions on eligible accounts in branches, through Internet or telephone banking or via a Scotiabank ABM.

•	To make it easier for families in our international markets to save for their children’s educations, we expanded the number of countries offering the Scotiabank Educational Savings Plan. Customers in 17 Caribbean and Central American countries can now preauthorize automatic contributions to the savings product of their choice and receive discounted loan rates to cover educational costs.

•	To help consumers improve their financial literacy, Scotiabank continued its popular Find the Money Internet podcast — recipient of more than 27,000 hits in 2007 — in which Scotiabank experts guide listeners through the basics of financial management.
Photo left: As part of our Bright Future program to support children’s charities across the Caribbean and Latin America, Scotiabank Dominican Republic helps the Rosa Duarte Orphanage School provide a safe home and schooling for girls.
More information on Scotiabank’s CSR initiatives can be found in our annual Corporate Social Responsibility Report and on www.scotiabank.com.
2007 SCOTIABANK ANNUAL REPORT   23

Helping employees achieve their full potential — by giving them opportunities to learn and advance toward their career goals — is a priority at Scotiabank. Every year, we make significant investments to strengthen the range of internal and external courses available, as well as customized career planning support and coaching. Here, Senior Personal Banking Officer Tristan Park (left) and Financial Advisor Suren Ramlochun of 1357 Lonsdale Avenue Branch in North Vancouver receive coaching on their sales techniques from Branch Manager Nilusha Alibhai. The branch uses a variety of training methods, including online courses, job shadowing and guest speakers to create a fun, participatory learning environment.
Achieving employee satisfaction
•	For the second year in a row, Scotiabank achieved a very positive 87 per cent score on our Employee Satisfaction Index, a key measure of employee attitudes towards their work environment. Our Diversity Index, which tracks employees’ perception of the inclusiveness and fairness of the workplace, rose to 89 per cent.

•	In recognition of our Advancement of Women (AoW) strategy — which helped increase the percentage of women in senior management at Scotiabank from 23.5 per cent in 2004 to 31.5 per cent in 2007 — Scotiabank received the 2007 Catalyst Award, becoming the first Canadian organization to receive the award since 1999. Building on achievements in Canada, we have begun extending the AoW initiative to Scotiabank’s International Banking division.

•	We launched a Bankwide global wellness initiative to help us develop locally customized programs to address the physical and mental health concerns of our employees and assist them in achieving the right balance between work and personal demands.
Being environmentally responsible
•	During 2007, hundreds of thousands of customers switched to the paperless recordkeeping and financial services offered through Scotia OnLine Financial Services, resulting in a 109 per cent increase in the number of paper-free accounts. More than 18,000 staff accounts were also converted to this eco-friendly option.

•	Scotia Capital is an active lender to alternative energy companies that generate electricity through renewable sources of energy, including wind, hydro and biomass. In 2007, Scotia Capital provided financing and raised more than $2 billion for the renewables sector.

•	In 2007, we began a five-year platinum-level sponsorship of the Pembina Institute to support Greenlearning.ca, an online learning and research centre focusing on the issue of climate change designed for teachers and students in grades 1 through 12.
Contributing to our communities
•	In 2007, Scotiabank contributed more than $43 million to community causes in Canada and around the world. Over and above this, our employees also spent more than 300,000 hours volunteering and fundraising through our formal community programs.

•	We launched the Scotiabank Bright Future Program in all of our Caribbean and Latin American locations. This program will focus our investments in local charities and projects that enhance the well-being of children, particularly in the areas of education, health and wellness and the eradication of poverty.
2008 CSR Priorities
•	We will continue to evaluate and implement products and services that promote sustainability and help customers to reduce their environmental impact.

•	We will continue to enhance our CSR reporting by following guidelines such as the Global Reporting Initiatives, and widening the scope of our public disclosure.

•	We plan to adopt a paper purchasing policy that will set out a framework for conservation and choosing papers with recycled content and sustainable forestry sources.

•	We will continue to build employee awareness and support of the Bank’s CSR activities.
24   2007 SCOTIABANK ANNUAL REPORT

Management’s Discussion and Analysis

27	2007 Financial highlights

Overview
28	Financial results
28	Strong shareholder returns
28	Impact of foreign currency translation
29	Impact of acquisitions
29	Non-GAAP measures

Group Financial Performance
30	Total revenue
30	Net interest income
30	Other income
32	Non-interest expenses
33	Taxes
33	Non-controlling interest
34	Credit quality
37	Fourth quarter review
37	Summary of quarterly results

Group Financial Condition
38	Balance sheet
39	Capital management
42	Off-balance sheet arrangements
44	Financial instruments

Business Lines
45	Overview
46	Domestic Banking
49	International Banking
52	Scotia Capital
55	Other

Risk Management
56	Overview
58	Credit risk
60	Market risk
64	Liquidity risk
66	Operational risk
66	Reputational risk
67	Environmental risk

Controls and Accounting Policies
68	Controls and procedures
68	Critical accounting estimates
72	Changes in accounting policies
72	Related party transactions

Supplementary Data
73	Geographic information
75	Credit risk
79	Capital
80	Revenues and expenses
82	Other information
84	Eleven-year statistical review
2007 SCOTIABANK ANNUAL REPORT   25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earning per share (diluted)
Dividends per common share
Common share price

Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of this report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
     December 18, 2007
26   2007 SCOTIABANK ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
2007 Financial Highlights

As at and for the years ended October 31	2007	2006	2005	2004	2003

Operating results ($ millions)

Net interest income	7,098	6,408	5,871	5,701	5,968
Net interest income (TEB (1))	7,629	6,848	6,197	5,975	6,246
Total revenue	12,490	11,208	10,400	10,021	9,983
Total revenue (TEB(1))	13,021	11,648	10,726	10,295	10,261
Provision for credit losses	270	216	230	390	893
Non-interest expenses	6,994	6,443	6,043	5,862	5,731
Provision for income taxes	1,063	872	847	786	777
Provision for income taxes (TEB (1))	1,594	1,312	1,173	1,060	1,055
Net income	4,045	3,579	3,209	2,908	2,422
Net income available to common shareholders	3,994	3,549	3,184	2,892	2,406

Operating performance
Basic earnings per share ($)	4.04	3.59	3.19	2.87	2.38
Diluted earnings per share ($)	4.01	3.55	3.15	2.82	2.34
Return on equity(1) (%)	22.0	22.1	20.9	19.9	17.6
Productivity ratio (%) (TEB(1))	53.7	55.3	56.3	56.9	55.9
Net interest margin on total average assets (%) (TEB(1))	1.89	1.95	2.00	2.10	2.16

Balance sheet information ($ millions)
Cash resources and securities	118,030	118,878	93,964	75,928	83,773
Loans and acceptances (2)	238,685	212,329	178,003	160,974	155,830
Total assets	411,510	379,006	314,025	279,212	285,892
Deposits	288,458	263,914	217,445	195,196	192,672
Preferred shares	1,635	600	600	300	300
Common shareholders’ equity	17,169	16,947	15,482	14,685	13,814
Assets under administration	195,095	191,869	171,392	156,800	161,974
Assets under management	31,403	27,843	26,630	21,225	19,964

Capital measures
Tier 1 capital ratio (%)	9.3	10.2	11.1	11.5	10.8
Total capital ratio (%)	10.5	11.7	13.2	13.9	13.2
Common equity to risk-weighted assets (%)	7.8	8.8	9.7	9.9	9.2
Tangible common equity to risk-weighted assets(1) (%)	7.2	8.3	9.3	9.7	8.9
Risk-weighted assets ($ millions)	218,337	197,010	162,799	150,549	154,523

Credit quality
Net impaired loans(3) ($ millions)	601	570	681	879	1,522
General allowance for credit losses ($ millions)	1,298	1,307	1,330	1,375	1,475
Net impaired loans as a % of loans and acceptances(2)(3)	0.25	0.27	0.38	0.55	0.98
Specific provision for credit losses as a % of average loans and acceptances(2)	0.13	0.14	0.16	0.31	0.56

Common share information
Share price ($)
High	54.73	49.80	44.22	40.00	33.70
Low	46.70	41.55	36.41	31.08	22.28
Close	53.48	49.30	42.99	39.60	32.74
Shares outstanding (millions)
Average — Basic	989	988	998	1,010	1,010
Average — Diluted	997	1,001	1,012	1,026	1,026
End of period	984	990	990	1,009	1,011
Dividends per share ($)	1.74	1.50	1.32	1.10	0.84
Dividend yield (%)	3.4	3.3	3.3	3.1	3.0
Dividend payout ratio (4) (%)	43.1	41.8	41.4	38.4	35.3
Market capitalization ($ millions)	52,612	48,783	42,568	39,937	33,085
Book value per common share ($)	17.45	17.13	15.64	14.56	13.67
Market value to book value multiple	3.1	2.9	2.7	2.7	2.4
Price to earnings multiple (trailing 4 quarters)	13.2	13.7	13.5	13.8	13.8

Other information
Employees(5)	58,113	54,199	46,631	43,928	43,986
Branches and offices	2,331	2,191	1,959	1,871	1,850

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 29.

(2)	Certain comparative amounts have been restated to conform with current period presentation.

(3)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(4)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

(5)	Amounts for prior periods have been restated to include final numbers for all new acquisitions.
2007 SCOTIABANK ANNUAL REPORT   27

OVERVIEW
overview
Financial results
Scotiabank had another year of record results in 2007 and met or exceeded all of its financial objectives. Asset growth continued to be strong, recent acquisitions in Peru, Costa Rica and Canada made a solid contribution to earnings, credit quality remained favourable and we recognized a pre-tax gain of $202 million on the global restructuring of Visa Inc. These positive impacts were partly offset by lower net interest margins, the negative impact of foreign currency translation and pre-tax losses of $191 million on structured credit instruments.
     Earnings per share (diluted) were $4.01, up 13% from $3.55 in 2006. Net income available to common shareholders was a record $3,994 million, $445 million higher than last year. This strong performance resulted in a return on equity of 22.0%.
     Total revenues increased 12% compared to last year. Net interest income rose 11%, as we continued to see very strong organic and acquisition-related retail loan growth, both domestically and in the international portfolio. This growth was partly offset by the negative effect of foreign currency translation, and a decline in the overall net interest margin, due primarily to higher wholesale funding costs. Other income was up 12% this year, as record credit card and wealth management revenues, higher investment banking fees and gains on the sale of non-trading securities, as well as the Visa restructuring gain, were partly offset by lower trading revenues.
     Credit quality in the Bank’s loan portfolios remained stable, and we continued to benefit from favourable conditions. Net impaired loans rose marginally compared to last year, while the specific provision for credit losses increased 7%. A $25 million reduction in the general allowance for credit losses was recorded during the year, compared to $60 million in 2006.
     Expenses were up 9% from last year, including a positive impact from foreign currency translation. Much of the increase related to acquisitions and growth in business volumes, expenditures to support revenue initiatives, and higher performance-based compensation. Our productivity ratio, at 53.7%, improved 160 basis points compared to last year, as we continued to lead the industry. We also increased our operating leverage to 3% from 2% in 2006.
     The overall tax rate was 20.3%, up from 19.2% last year, due mainly to increased earnings in higher-tax jurisdictions and a higher effective tax rate in Mexico, partly offset by higher levels of tax-exempt dividend income and the taxation of certain gains at lower rates.
     Our capital position remains strong, as we continue to generate significant capital from operations. Our Tier 1 capital ratio, at 9.3%, remains well above the regulatory minimum. Our tangible common equity ratio, a key measure of capital strength, was 7.2%, down from last year due to acquisitions and strong asset growth.
Strong shareholder returns
Solid financial performance continued to drive our strong shareholder returns. Total return (including both dividends and appreciation of the price of the Bank’s common shares) was 12% in 2007, as shown in Table 1. Shareholders have had positive annual returns from the Bank’s shares for 13 consecutive years, the best record among Canada’s major banks. Long-term returns have also been excellent. The compound annual return on the Bank’s shares over the past five years has averaged 22%, and 17% over the past 10 years. We remain focused on achieving sustainable, long-term earnings growth and a high return on equity.
Table 1
Total shareholder return

For the year ended October 31	2007	2006	2005	2004	2003	5-yr CAGR (1)

Closing market price per common share ($)	53.48	49.30	42.99	39.60	32.74	18.4%
Dividends paid ($ per share)	1.74	1.50	1.32	1.10	0.84	19.0%
Dividends paid (%)	3.5	3.5	3.3	3.4	3.7
Increase in share price (%)	8.5	14.7	8.6	21.0	42.7
Total annual shareholder return (%)(2)	12.2	18.4	12.1	24.7	46.8	22.2%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
Chart 1
Return to common shareholders
     We continue to outperform the S&P/TSX Composite Total Return Index by a wide margin, as shown in Chart 1 above. Our compound annual return has been nearly 70% greater than the index over the past 10 years.
     Shareholders also received two quarterly dividend increases during the year. Dividends per share totalled $1.74, an increase of 16% from 2006.
Impact of foreign currency translation
The movement in foreign currency exchange rates again had a negative effect on the Bank’s earnings in 2007. On average, the Canadian dollar appreciated 3% relative to the U.S. dollar, and 4% against the Mexican peso. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts its business.
28   2007 SCOTIABANK ANNUAL REPORT

OVERVIEW
Table 2
Impact of foreign currency translation

Average Exchange Rate	2007	2006	2005

U.S. dollar/Canadian dollar	0.9088	0.8782	0.8217
Mexican peso/Canadian dollar	9.9679	9.5422	9.0523

Impact on income ($ millions)	2007 vs. 2006	2006 vs. 2005	2005 vs. 2004
Net interest income	$(119)	$(202)	$(164)
Other income	(80)	(138)	(123)
Non-interest expenses	77	136	95
Other items (net of tax)	40	51	47

Net income	$(82)	$(153)	$(145)
Earnings per share (diluted)	$(0.08)	$(0.15)	$(0.14)

Impact by business line ($ millions)
International Banking	$(37)	$(65)	$(62)
Scotia Capital	$(19)	$(35)	$(34)
Domestic Banking	$(4)	$(8)	$(9)
Other	$(22)	$(45)	$(40)
     Changes in the average exchange rates affected net income, as shown in Table 2.
     We will continue to take appropriate action to mitigate the effect of foreign currency translation where it is cost-effective to do so. A description of our hedging strategies can be found on page 61.
Impact of acquisitions
The Bank made a number of acquisitions in 2006 and 2007 which contributed to growth in Canada and in our international operations. The impact on selected income statement categories is shown in Table 3.
Table 3
Impact of acquisitions

($ millions)	2007	2006

Net interest income	$464	$173
Other income	263	118
Non-interest expenses	(416)	(191)
Other items (net of tax)	(117)	(46)

Net income	$194	$54
Earnings per share (diluted)	$0.19	$0.05
Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes for 2007 was $531 million versus $440 million in the prior year.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes is grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the ‘Other’ segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity, including all new components of shareholders’ equity.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity.
     Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments’ operations and the Bank’s total equity is reported in the ‘Other’ segment.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total capital ratios, have standardized meanings as defined by the Superintendent of Financial Institutions Canada.
2007 SCOTIABANK ANNUAL REPORT   29

GROUP FINANCIAL PERFORMANCE
group financial performance
Total revenue
Total revenue (on a taxable equivalent basis) was $13,021 million in 2007, an increase of $1,373 million or 12% from the prior year, despite the negative impact of $199 million due to foreign currency translation, as the Canadian dollar continued to appreciate against most currencies in which the Bank operates. This increase in revenues reflected the contributions from acquisitions and broad-based organic growth across all business lines. Domestic Banking revenue grew by 9% over last year. Despite the negative impact of foreign currency translation, International Banking revenues rose 23%, reflecting the full-year impact of acquisitions in Peru and Costa Rica, as well as strong growth in Mexico and the Caribbean. In Scotia Capital, growth in corporate and investment banking revenues was partially offset by lower trading revenues. Group Treasury had higher gains on the sale of non-trading securities.
Net interest income
Net interest income (on a taxable equivalent basis) was $7,629 million in 2007, up $781 million or 11% over last year, despite a negative impact of $119 million due to foreign currency translation. Overall, strong asset growth more than offset the compression in the net interest margin.
Chart 2
 Net interest income by business line
Table 4
Net interest income and margin(1)

($ millions,
except percentage amounts)	2007	2006	2005	2004

Average assets	403,500	350,700	309,400	284,000
Net interest income(1)	7,629	6,848	6,197	5,975
Net interest margin	1.89%	1.95%	2.00%	2.10%

(1)	Taxable equivalent basis
     The growth in average assets of $52 billion or 15% was mainly in business and government lending ($14 billion or 23%), residential mortgages ($14 billion or 17%) and derivative securities ($7 billion or 20%). All business segments contributed to the strong asset growth.
     Domestic Banking’s average assets grew by $17 billion (primarily in mortgages), aided by the full-year impact of the acquisition of the mortgage business of Maple Financial Group.
     International Banking’s asset growth of $10 billion or 19% was driven in part by the full-year impact of acquisitions in Peru and Costa Rica, as well as strong organic growth across all regions, particularly credit cards and mortgages in Mexico and the Caribbean, and commercial loans in Asia.
     Scotia Capital’s average assets grew $22 billion, primarily from a $14 billion increase in trading assets, and solid growth of $5 billion in corporate loans and acceptances.
     The Bank’s net interest margin (net interest income as a percentage of average assets) was 1.89% in 2007, down from 1.95% last year. The decline was due to a rise in wholesale funding costs, as well as a change in asset mix, mainly from strong growth in lower yielding, but lower risk, Canadian residential mortgages.
     On a business line basis, the Domestic Banking margin narrowed due to the very strong volume growth in lower-spread residential mortgages, and higher wholesale funding rates. Some of this margin compression was offset in Group Treasury (included in the Other segment), as interest rate risk is managed at an all-bank level.
     The margin in Scotia Capital widened as a result of a rise in tax-exempt dividend income, and increased interest recoveries in corporate lending. This was partly offset by significant growth in trading assets.
     International Banking’s margin widened slightly, primarily in Latin America from the full-year impact of our acquisitions in Peru, and higher margins in Mexico and Asia.
Outlook
Net interest income is expected to increase with the continued organic and acquisition-driven growth in assets and deposits across all business segments. We are expecting the growth rate for Canadian retail assets to moderate, consistent with the slowing of the Canadian economy. The Bank’s net interest margin will likely remain under pressure, with the continuing market uncertainty.
Other income
Other income was $5,392 million in 2007, an increase of $592 million or 12% from 2006, despite a reduction of $80 million from the impact of foreign currency
30   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
translation. Gains of $202 million recognized on the global Visa restructuring were mostly offset by losses of $191 million on structured credit instruments, composed of a reduction in trading revenues and writedowns of non-trading securities. Acquisitions accounted for approximately $145 million or 25% of the total growth.
Chart 3
Many sources of other income
Table 5
Average balance sheet and interest margin(1)

	2007		2006

Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$25.4	4.38%	$21.0	4.20%
Securities	98.0	5.32	87.7	5.21
Securities purchased under resale agreements	25.8	4.87	23.6	4.67
Loans:
Residential mortgages	95.4	5.47	81.8	5.25
Personal and credit cards	39.9	8.88	36.6	8.17
Business and government	77.3	6.76	62.8	6.83

	212.6	6.58	181.2	6.39

Total earning assets	361.8	5.96	313.5	5.78
Customers’ liability under acceptances	10.8	—	9.0	—
Other assets	30.9	—	28.2	—

Total assets	$403.5	5.34%	$350.7	5.17%

Liabilities and shareholders’ equity
Deposits:
Personal	$96.1	3.29%	$88.4	3.00%
Business and government	154.8	3.98	126.8	3.71
Banks	31.8	4.84	28.5	4.31

	282.7	3.84	243.7	3.52

Obligations related to securities sold under repurchase agreements	30.9	5.15	28.5	4.98
Subordinated debentures	2.1	5.42	2.4	5.50
Capital instrument liabilities	0.8	7.10	0.8	7.10
Other interest-bearing liabilities	31.5	4.21	25.4	4.27

Total interest-bearing liabilities	348.0	4.01	300.8	3.75
Other liabilities including acceptances	36.3	—	33.3	—
Shareholders’ equity	19.2	—	16.6	—

Total liabilities and equity	$403.5	3.45%	$350.7	3.22%

Interest margin		1.89%		1.95%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 29.
Table 6
Other income

					2007
For the fiscal years					versus
($ millions)	2007	2006	2005	2004	2006

Card revenues	$366	$307	$251	$231	19%
Deposit and payment services	817	766	701	646	7
Mutual funds	296	241	193	171	23
Investment management, brokerage and trust services	760	666	600	504	14
Credit fees	530	530	542	583	—
Trading revenues	450	637	594	476	(29)
Investment banking	737	659	680	648	12
Net gain on securities, other than trading	488	371	414	477	31
Other	948	623	554	584	52

Total other income	$5,392	$4,800	$4,529	$4,320	12%

Percentage increase (decrease) over previous year	12%	6%	5%	8%

     Card revenues were a record $366 million in 2007, an increase of 19% from last year. International card revenues increased by 34% due to the full-year impact of acquisitions in Peru and Costa Rica, and the purchase of a credit card portfolio in the Dominican Republic. As well, there was strong growth in transaction volumes in Mexico and the Caribbean, driven by focused customer acquisition strategies and marketing campaigns. Domestic card revenues were up 9% from 2006 levels, due mainly to higher transaction volumes.
     Revenues from deposit and payment services, which represent revenues earned from retail, commercial and corporate customers, grew by 7% to $817 million in 2007. Domestic revenues were 5% higher than last year due to both pricing changes and higher volumes, in part reflecting growth in new accounts. International revenues increased by 10%, mainly from the full-year impact of the acquisitions in Peru.
2007 SCOTIABANK ANNUAL REPORT   31

GROUP FINANCIAL PERFORMANCE
     Mutual fund fees were a record $296 million in 2007, an increase of 23% from 2006. This reflected higher average balances, which grew by 17% in Canada, resulting from record net fund sales, particularly in the longer term funds which earn higher management fees, as well as market appreciation.
     Revenues from investment management, brokerage and trust services were $760 million in 2007, an increase of $94 million or 14% from last year. Retail brokerage commissions rose to a record $554 million. ScotiaMcLeod full-service commissions increased by 11%, due to higher Partnership Plus revenues, managed account fees and trailer fees. ScotiaMcLeod Direct Investing commissions also grew by 10%, due mainly to higher customer trading volumes. As well, retail brokerage commissions in International Banking were 52% higher, reflecting strong growth in Mexico, and the impact of acquisitions in Peru, Costa Rica and Jamaica. Investment management fees were 24% higher, reflecting continued growth in assets under management by Scotia Cassels.
     Credit fees of $530 million were unchanged from last year. International Banking credit fees increased 8%, mainly reflecting the full-year impact of acquisitions in Peru. There were also higher acceptance fees in Canada from both corporate and commercial customers. However, these increases were offset by a decline in credit fees in the United States, resulting from lower loan origination fees and the impact of foreign currency translation.
     Trading revenues were $450 million in 2007, a decrease of $187 million or 29% from last year. Derivatives trading declined by $106 million, including a loss of $115 million on structured credit revenues from equity and fixed income trading were only partially offset by record revenues from both foreign exchange and precious metals trading.
     Investment banking revenues were $737 million in 2007, an increase of $78 million or 12% over last year. Underwriting fees rose by $43 million or 13%, due to higher M&A and new issue fees. Institutional brokerage fees were 2% higher than 2006. Non-trading foreign exchange revenues were $33 million above 2006 levels, with growth in both Domestic Banking and International Banking, the latter due mainly to the impact of acquisitions in Peru and Jamaica.
     The net gain on the sale of non-trading securities was $488 million in 2007, an increase of $117 million or 31% from last year. Gains on equity investments were partially offset by write-downs of $76 million on structured credit instruments (which includes $20 million on non-Bank asset-backed commercial paper (ABCP)).
     Other revenues were $948 million in 2007, an increase of $325 million from last year, due mainly to a $202 million gain on the global Visa restructuring, the impact of acquisitions, and a $43 million gain on the sale of our bond index business.
Table 7
Trading revenue

Taxable equivalent basis(1)
For the fiscal years ($ millions)	2007	2006	2005	2004

Reported in:
Other income	$450	$637	$594	$476
Net interest income	519	394	340	287

Total trading revenue	969	1,031	934	763

By trading products:
Securities trading	65	145	175	112
Foreign exchange and precious metals trading	323	301	295	306
Derivatives trading	581	585	464	345

Total trading revenue	$969	$1,031	$934	$763

% of total revenues (net interest income plus other income)	7%	9%	9%	7%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 29.
Table 8
Non-interest expenses and productivity

					2007
For the fiscal years					versus
($ millions)	2007	2006	2005	2004	2006

Salaries	$2,315	$2,100	$1,963	$1,933	10%
Performance-based compensation	1,017	936	880	817	9
Stock-based compensation	133	164	140	174	(19)
Pensions and other employee benefits	518	568	505	528	(9)

Total salaries and employee benefits	3,983	3,768	3,488	3,452	6

Premises and technology	1,353	1,214	1,148	1,139	11
Communications	300	276	255	248	9
Advertising and business development	311	232	232	210	34
Professional	227	174	186	163	30
Business and capital taxes	143	133	147	142	8
Other	677	646	587	508	5

Total non-interest expenses	$6,994	$6,443	$6,043	$5,862	9%

Productivity ratio (TEB)(1)	53.7%	55.3%	56.3%	56.9%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 29.
Outlook
We expect increases in most of the retail-related revenue categories, reflecting continued growth in transaction and fee-based revenues in both Domestic and International. It is expected that trading and investment banking revenues will continue to be challenged until the uncertainty in the financial markets subsides. The extent of the growth in other income will also be affected by the volatility in the Canadian dollar.
Non-interest expenses
Non-interest expenses were $6,994 million in 2007, an increase of $551 million or 9% from last year, including a benefit from the positive impact of foreign currency translation of $77 million. Recent acquisitions accounted for approximately $225 million or 40% of the growth in non-interest expenses.
     Salaries and employee benefits were $3,983 million in 2007, up $215 million or 6% from last year, including the favourable impact of $34 million due to foreign currency translation.
32   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Chart 4
Expenses well controlled
     Salaries increased 10%, reflecting an increase in branches and staffing in Canada to support growth initiatives, as well as the impact of acquisitions, branch openings in Mexico and more sales and service staff in International Banking. Performance-based compensation was $81 million or 8% higher than last year, reflecting stronger results in most business lines. This was partially offset by lower stock-based compensation, due mainly to a smaller increase in the Bank’s common share price during the year. Pension and other employee benefits declined by $50 million, due primarily to lower pension costs, as pension plan valuations were favourably impacted by solid investment returns and a higher discount rate for the pension liability. This decrease was partly offset by the impact of acquisitions.
     Premises and technology expenses were $1,353 million in 2007, an increase of $139 million or 11% from last year. The higher premises costs reflected both acquisitions and new branches (35 in Canada, 86 in Mexico). Technology expenses increased by $54 million or 10%, mainly for a variety of new projects in Canada and Mexico to support business growth initiatives, as well as a new data centre in the Caribbean.
     Communications expenses rose $24 million, or 9% year over year to $300 million, reflecting the impact of acquisitions, business volume growth and new branches.
     Advertising and business development expenses were $311 million in 2007, an increase of $79 million or 34% over last year, reflecting a greater investment in brand awareness, product programs and customer acquisition through advertising and sponsorships in Canada, the Caribbean and Mexico.
     Professional fees rose by $53 million or 30% to $227 million, mainly due to higher fees for litigation, and higher consulting fees related to the evaluation of acquisition opportunities and other growth initiatives.
     Other expenses were $677 million in 2007, an increase of $31 million or 5% from last year, largely due to the impact of acquisitions, and the reduction in last year’s expenses from a Value Added Tax (VAT) recovery of $51 million in Mexico.
Chart 5
Industry-leading productivity
     Our productivity ratio — a measure of efficiency in the banking industry — was 53.7% for the year and remained better than our target of 58%. The ratio improved from 55.3% last year, as we continued to have positive operating leverage, with 12% revenue growth versus 9% expense growth.
Outlook
We will continue to invest in acquisitions and growth initiatives to increase our customer base. At the same time, cost control will remain a core discipline. Discretionary spending on growth initiatives is continually evaluated, and will be prudently managed. The 2008 target for our productivity ratio has been reduced to 57% or lower, and we continue to strive for positive operating leverage.
Taxes
The provision for income taxes recorded in income was $1,063 million in 2007, an increase of 22% over last year. This largely reflected: the 15% growth in pre-tax income; a higher effective tax rate in Mexico, as previously unrecognized tax loss carryforwards were fully utilized during the year; and the impact of adjustments to the future tax asset, reflecting tax rate reductions in Canada. The Bank’s overall effective tax rate for the year was 20.3%, up from 19.2% last year.
Chart 6
Direct and indirect taxes
Outlook
The Bank’s consolidated effective tax rate for 2008 is expected to range from 20% to 23%.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $118 million in 2007, an increase of $20 million from 2006, due primarily to the full-year impact of the acquisitions in Peru.
2007 SCOTIABANK ANNUAL REPORT   33

GROUP FINANCIAL PERFORMANCE
Credit quality
Provision for credit losses
In 2007, the total provision for credit losses was $270 million, up from $216 million last year.
Chart 7
Credit losses
Specific provision for credit losses
The specific provision for credit losses was $295 million, up $19 million from 2006, largely reflecting portfolio growth.
     Domestic Banking provisions were up $16 million from last year, with higher retail provisions in line with growth in the portfolio, partially offset by lower provisions in the commercial portfolio. Specific provisions of $101 million in the International Banking portfolios were up $41 million from last year, with higher retail provisions due to the impact of acquisitions and portfolio growth, partially offset by net recoveries in the commercial portfolios. Scotia Capital had net recoveries of $101 million in 2007 versus net recoveries of $63 million in 2006. Recoveries in 2007 were realized primarily in the United States.
General provision for credit losses
The general allowance for credit losses was reduced by $25 million in the Consolidated Statement of Income in 2007. This decline follows reductions of $60 million in 2006 and $45 million in 2005.
Impaired loans
Net impaired loans, after deducting the specific allowance for credit losses, were $601 million at October 31, 2007, an increase of $31 million from a year ago. There was an increase of $153 million in International Banking, partially offset by declines of $106 million in Scotia Capital and $16 million in Domestic Banking.
Chart 8
Net impaired loan ratio
     As shown in chart 8, net impaired loans as a percentage of loans and acceptances were 0.25% as at October 31, 2007, compared to 0.27% a year ago.
Portfolio review
Corporate and commercial
Scotia Capital’s credit performance remained strong on a year-over-year basis, reflecting the favourable credit conditions prevailing for most of 2007. Year over year, gross impaired loans in Scotia Capital’s U.S. portfolio fell by $108 million or 91% to $11 million. Gross impaired loans also declined in Europe by $86 million or 74% to $30 million, and remained stable in Canada at $18 million over the same period. The improvement in gross impaired loans is attributed to a significant amount of loans returning to performing status, as well as the impact of foreign currency translation.
     Scotia Capital had a net loan loss recovery of $101 million in 2007 compared to $63 million in 2006. Recoveries were concentrated primarily in Scotia Capital’s U.S. region, with the Canadian and European regions reporting lower net recoveries year over year.
     The credit quality of the Domestic commercial loan portfolio remained strong, with gross impaired loans decreasing by $66 million to $197 million. Provisions for credit losses declined compared to last year.
     In International commercial banking, the credit quality of the portfolio also remained stable. Gross impaired loans decreased by $98 million or 17% to $471 million, compared to portfolio growth of 3% over the prior year. The reduction was due primarily to the writeoff of fully provisioned loans, as well as foreign currency translation.
Domestic retail
The overall credit quality of the consumer portfolio in Canada continues to be excellent. Gross impaired loans in the retail portfolio increased by $17 million or 5% to $391 million, compared to portfolio growth of 14%.
     Portfolio quality continues to benefit from high levels of security, with 91% of retail loans being secured by an underlying asset, such as a house or car. This high level of security reflects the growth in Scotia Total Equity Plan lending, where all products, even lines of credit and credit cards, are secured by residential real estate. Currently, 61% of the ScotiaLine line of credit and ScotiaLine VISA portfolios are secured. Reportable delinquency increased marginally year over year, but the portfolio remains stable. (See Chart 9)
Chart 9
Low delinquency in Canadian retail portfolio
     The provision for credit losses in the Domestic retail portfolio was $274 million, up $45 million or 20% from last year. The provision for credit losses as a

34   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Table 9 Impaired loans by business line

	2007
		Allowance
		for credit			Gross Impaired Loans
As at October 31 ($ millions)	Net	losses	Gross	2006	2005	2004	2003

Domestic
Retail	$139	$(252)	$391	$374	$311	$267	$292
Commercial	90	(107)	197	263	201	170	184

	229	(359)	588	637	512	437	476

International(1)
Mexico	(13)	(201)	188	213	190	223	398
Caribbean and Central America	302	(95)	397	375	369	324	346
South America	55	(230)	285	357	101	114	168
Asia and Europe	16	(11)	27	35	72	137	205

	360	(537)	897	980	732	798	1,117

Scotia Capital
Canada	2	(16)	18	18	25	52	199
United States	4	(7)	11	119	331	701	1,084
Europe	6	(24)	30	116	220	212	386

	12	(47)	59	253	576	965	1,669

Gross impaired loans			1,544	1,870	1,820	2,200	3,262
Allowance for credit losses — specific and country risk(1)		(943)		(1,300)	(1,139)	(1,321)	(1,740)

	$601			$570	$681	$879	$1,522
Allowance for credit losses — general	(1,298)	(1,298)		(1,307)	(1,330)	(1,375)	(1,475)

Net impaired loans after general allowance	$(697)			$(737)	$(649)	$(496)	$47

Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	7.3%			9.3%	9.8%	12.4%	18.8%
Net impaired loans(2) as a % of loans and acceptances	0.25%			0.27%	0.38%	0.55%	0.98%
Specific allowance(1) for credit losses as a % of gross impaired loans	61%			70%	63%	60%	53%

(1)	Includes designated emerging market gross impaired loans and offsetting country risk allowance of $21 in 2003.

(2)	Net impaired loans after deducting specific allowance for credit losses.
Table 10
Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Domestic
Retail	$274	$229	$225	$207	$204
Commercial	21	50	49	110	68

	295	279	274	317	272

International
Mexico	68	27	34	6	2
Caribbean and Central America	48	15	23	63	86
South America(1)	(11)	14	15	(12)	(33)
Asia and Europe	(4)	4	(2)	13	18

	101	60	70	70	73

Scotia Capital
Canada	—	(6)	(12)	(15)	124
United States	(91)	(41)	(93)	54	270
Europe	(10)	(16)	34	67	155

	(101)	(63)	(71)	106	549

Other	—	—	2	(3)	(1)

Total	$295	$276	$275	$490	$893

(1)	Includes reversals of $64 in 2003 relating to specific provisions of $454 taken in 2002 with respect to Argentina.
Table 11
Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2007	2006	2005	2004	2003

Domestic
Retail	0.22%	0.20%	0.22%	0.23%	0.26%
Commercial	0.09	0.22	0.23	0.53	0.32

	0.19	0.20	0.22	0.28	0.27

International(1)	0.25	0.18	0.25	0.26	0.26
Scotia Capital(2)	(0.33)	(0.25)	(0.31)	0.42	1.60

Weighted subtotal — specific provisions	0.13	0.14	0.16	0.31	0.56
General provision	(0.01)	(0.03)	(0.02)	(0.05)	—

Weighted total	0.12%	0.11%	0.13%	0.25%	0.56%

(1)	Includes reversals of $64 in 2003 relating to specific provisions of $454 taken in 2002 with respect to Argentina.

(2)	Corporate banking only.

2007 SCOTIABANK ANNUAL REPORT   35

GROUP FINANCIAL PERFORMANCE
percentage of average loans increased by two basis points year over year to 0.22%, but continues to be at the low end of the five- year range.
International retail
Credit quality remains within acceptable risk tolerance levels. Moderate increases in delinquency and gross impaired loans relate primarily to the growth in the consumer portfolios, including growth in portfolios that exhibit higher net interest margins and delinquency rates, such as credit cards. Provisions for credit losses have increased year over year, largely as a result of significant loan growth in the retail portfolios and a change in geographical mix towards Latin America.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are diversified. (See Charts 10 and 11, and Tables 27 and 32 on pages 73 and 76). Chart 10 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 40% of the total. Outside of Canada, the United States has the largest concentration, with 7% of the total.

Chart 10
Well diversified in Canada,
and internationally...
Chart 11
...and in household and
business lending

     Chart 11 shows loans and acceptances by type of borrower. Excluding loans to households, the largest concentrations were in: financial services (7.4%); wholesale and retail (5.0%); and real estate and construction (3.7%).
     The Bank actively monitors industry concentrations. Currently, the North American automotive industry, forestry and the building materials sectors are being closely managed and monitored. The Bank does not have significant concerns with the level of its exposure to any of these sectors. As is the case with all industry concentrations, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.
Risk mitigation
To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2007, loan sales totaled $320 million, compared to $330 million in 2006. The wholesale food production industry had the largest volume of loan sales in 2007.
     At October 31, 2007, credit derivatives used to mitigate exposures in the portfolios totalled $1,089 million (notional amount), compared to $1,420 million at October 31, 2006. The industries with significant protection purchased include the media and oil and gas sectors.
     Excluding mark-to-market adjustments, the current annualized cost of the credit derivatives outstanding at October 31, 2007, used to mitigate exposures in the loan portfolios is $5.2 million.
Other exposures
U.S. sub-prime mortgages
The Bank has no direct exposure to U.S. sub-prime mortgages. Our indirect exposure to this asset class is nominal.
Canadian non-bank asset-backed commercial paper
For those conduits subject to the Montreal Accord, the Bank has provided liquidity facilities totaling $370 million. As at October 31, 2007 drawdowns on these facilities aggregated $88 million.
     The fair value of the Bank’s holdings of commercial paper and floating rate notes issued by these conduits was $187 million. In the fourth quarter, the Bank recorded a loss of $20 million on these holdings.
Collateralized debt obligations and collateralized loan obligations
The Bank’s investments in these types of instruments totaled $1.2 billion at October 31, 2007. Of this amount, $516 million was acquired at fair value through the Bank’s purchase of Dundee Bank of Canada. The majority of these instruments are highly rated.
     Scotia Capital structures and trades synthetic collateralized debt obligations and other credit derivatives. The collateralized debt obligations are referenced to corporate and sovereign obligors.
Structured Investment Vehicles
As at October 31, 2007 the fair value of the Bank’s investments in Structured Investment Vehicles (SIVs) was $125 million. During the fourth quarter the Bank recorded a loss of $56 million on these investments. The Bank does not sponsor, manage or provide liquidity support to SIVs.
Outlook
Provisions for credit losses are expected to increase moderately in 2008, given the growth in our domestic and international retail portfolios, and the impact of a softening U.S. economy. In addition, loan loss recoveries are expected to decline from the high levels realized in prior years.

36   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Fourth quarter review
Net income available to common share-holders was $938 million in the fourth quarter, an increase of $48 million or 5% from the same quarter last year, despite the negative impact of $53 million from foreign currency translation. The year-over-year increase reflected the impact of several acquisitions, as well as wide-spread organic growth in retail volumes and other income in both Domestic and International Banking, and higher securities gains, partly offset by lower trading revenues. Net income available to common shareholders was $78 million below last quarter’s near-record level. The decrease reflected lower trading revenues, the negative impact of $37 million from foreign currency translation, and higher expenses.
     In the fourth quarter of 2007, the Bank recognized a gain of $202 million ($163 million after tax) on its domestic and international interests in Visa Inc., which was formed by the reorganization of Visa Canada, Visa USA and Visa International. Mostly offsetting this gain were losses on structured credit instruments totaling $191 million ($133 million after tax).
     Total revenue (on a taxable equivalent basis) was $3,294 million in the fourth quarter, an increase of $295 million or 10% over the same quarter last year, notwithstanding a negative foreign currency translation impact of $136 million. Quarter over quarter, total revenue fell $8 million.
     Net interest income (on a taxable equivalent basis) was $1,932 million in the fourth quarter, an increase of $149 million or 8% over the same quarter last year, and $19 million above the third quarter. These increases occurred notwithstanding the negative impact of foreign currency translation of $78 million over the same quarter last year and $46 million compared to the third quarter.
     Compared to the same quarter a year ago, the increase in net interest income was as a result of the solid growth in average assets of $34 billion or 9%. Asset volumes for the quarter remained relatively constant.
     The Bank’s net interest margin was 1.87% in the fourth quarter, down two basis points compared to last year, primarily from a larger mark-to-market loss on financial instruments and growth in lower yielding, lower risk mortgages, partially offset by higher tax-exempt dividend income. Quarter over quarter, the Bank’s net interest margin rose by one basis point.
     Other income was $1,362 million in the fourth quarter, an increase of $146 million or 12% from the same quarter last year, despite a negative $58 million impact from foreign currency translation. The gains of $202 million on the global Visa restructuring and $43 million on the sale of the bond index business were mostly offset by losses aggregating $191 million on structured credit instruments. This comprised a reduction in trading revenues of $115 million and writedowns of non-trading securities of $76 million (including $20 million related to ABCP). The remaining increase came from widespread growth in retail products and services, as well as higher gains from the sale of non-trading securities, partially offset by lower trading and underwriting revenues.
     Quarter over quarter, other income declined by $27 million, due primarily to the gains and losses noted above, as well as the negative $41 million impact from foreign currency translation.
     The provision for credit losses was $95 million in the fourth quarter, compared to $32 million in the same period last year and $92 million in the previous quarter. Last year’s provision included a reduction of $60 million in the general allowance for credit losses.
     Scotia Capital had net recoveries of $10 million in the fourth quarter, compared to a provision of $26 million in the fourth quarter of last year and net recoveries of $10 million in the previous quarter. The net recovery in the current quarter related primarily to provision reversals in the U.S. portfolio. Credit losses of $78 million in the Domestic Banking portfolios were up from $58 million in the same quarter last year. The year-over-year increase arose from higher retail provisions in line with strong growth in retail lending volumes.
     International Banking’s provisions for credit losses were $27 million in the fourth quarter, compared to $8 million in the same period last year and $25 million in the prior quarter. Both the year-over-year and quarter-over-quarter increases are due mainly to higher provisions in the retail portfolios, offset partially by higher net recoveries in the commercial portfolio.
     Non-interest expenses were $1,792 million in the fourth quarter, an increase of $84 million or 5% over the same quarter last year, notwithstanding the benefit of $52 million from foreign currency translation. Premises expenses were up 14% due to branch openings in Canada and Mexico, as well as recent acquisitions, and salaries increased reflecting normal growth, branch expansion and recent acquisitions. Technology, advertising and professional fees also rose, due primarily to new projects and initiatives to drive revenue growth. These were in part offset by lower pension and benefit costs.
     Quarter over quarter, non-interest expenses grew $40 million, due mainly to higher technology and advertising costs, professional fees and salaries, partially offset by lower performance-based compensation and benefits, and the positive impact of $30 million from foreign currency translation.
     The Bank’s effective tax rate was 17.1% in the fourth quarter, a 90 basis point decrease from the same quarter last year and 470 basis points below the previous quarter. These declines were due mainly to higher income from tax-exempt securities, and a lower tax rate on the Visa gain. These were partly offset by a $50 million provision relating to an outstanding tax matter.
     The deduction for non-controlling interest in subsidiaries was $33 million for the quarter, up $5 million from the same period last year, and $4 million from last quarter, due mainly to higher levels of earnings in less than wholly owned subsidiaries (primarily Peru).
Summary of quarterly results
The Bank’s results in each quarter this year were higher than those in the same quarters of 2006. Revenues were higher in each of the quarters of 2007. Positive factors were the contribution from acquisitions, continued solid organic retail asset growth in Canada, strong local currency asset growth in International Banking, as well as broad-based growth in other income. On the negative side, earnings over the past eight quarters were affected by the appreciation of the Canadian dollar, margin compression and higher expenses due to acquisitions and spending on initiatives to drive future revenue growth. An eight-quarter trend in net income and other selected information is provided on page 83.
2007 SCOTIABANK ANNUAL REPORT   37

GROUP FINANCIAL CONDITION
group financial condition
Balance sheet
Assets
The Bank’s total assets at October 31, 2007, were $412 billion, up $33 billion or 9% from last year, after a $26 billion negative impact from foreign currency translation, resulting from the stronger Canadian dollar. The increase was due primarily to growth in retail and commercial loans.
Securities
Securities declined by $7 billion from last year. Trading securities declined $3 billion, due almost entirely to the impact of foreign currency translation. Available-for-sale securities were down $4 billion, as growth in the underlying portfolio was more than offset by both the deconsolidation of a variable interest entity that was restructured during the year, and the negative impact of foreign currency translation.
     Partly offsetting these declines was an increase of $1 billion for the initial recognition of available-for-sale securities at their fair value in accordance with the new financial instruments accounting standards adopted in 2007. The offsetting amount, net of taxes, was included in accumulated other comprehensive income within shareholders’ equity (see Changes in Accounting Policies on page 72).
     As at October 31, 2007, the unrealized gains on available-for-sale securities were substantial at $977 million (after related derivative and other hedge amounts), but declined $119 million (before hedging) from the prior year, due mainly to gains realized during the year, the impact of foreign currency translation, and a reduction in the value of certain debt securities. A breakdown of the unrealized gains on available-for-sale securities (net of hedges) is shown in Table 45 on page 82.
Loans
The Bank’s loan portfolio grew $24 billion or 12% from last year, despite a negative impact of $11 billion due to foreign currency translation. Domestic residential mortgages led this growth with a $16 billion increase, before securitization of $4 billion, largely from market share gains as well as the continued demand arising from the strong domestic housing market. Personal loans were up $3 billion from last year, with $1 billion due to the popularity of the domestic ScotiaLine product.
Chart 12
Loan portfolio
     Business and government loans increased $9 billion from last year, or $18 billion before the impact of foreign currency translation. Loans in Scotia Capital were up $6 billion, primarily to support trading operations. Domestic experienced growth of $2 billion. In International Banking, business and government loans increased in most locations despite the negative impact of foreign currency translation, with Asia in particular reflecting net growth of $2 billion.
Table 12
Condensed Balance Sheet

As at October 31 ($ billions)	2007	2006	2005	2004	2003

Assets
Cash resources	$29.2	$23.4	$20.5	$17.1	$20.6
Securities	88.8	95.5	73.5	58.8	63.2
Securities purchased under resale agreements	22.5	25.7	20.6	17.9	22.7
Loans	227.2	202.8	170.4	153.9	149.0
Other	43.8	31.6	29.0	31.5	30.4

Total assets	$411.5	$379.0	$314.0	$279.2	$285.9

Liabilities and shareholders’ equity
Deposits	$288.5	$263.9	$217.4	$195.2	$192.7
Obligations related to securities sold under repurchase agreements	28.1	33.5	26.0	19.4	28.7
Other liabilities	73.9	61.0	51.1	44.7	45.2
Subordinated debentures	1.7	2.3	2.6	2.6	2.7
Capital instrument liabilities	0.5	0.8	0.8	2.3	2.5

Total liabilities(1)	$392.7	$361.5	$297.9	$264.2	$271.8
Shareholders’ equity	$18.8	$17.5	$16.1	$15.0	$14.1

Total liabilities and shareholders’ equity	$411.5	$379.0	$314.0	$279.2	$285.9

Liabilities
Total liabilities were $393 billion as at October 31, 2007, an increase of $32 billion or 9% from last year, despite the negative $28 billion impact due to foreign currency translation. Deposits grew $25 billion and derivative instrument liabilities were up $12 billion. The latter increase was similar to the change in the derivative instrument assets. Partially offsetting this increase was a decline in obligations related to repurchase agreements, due in part to foreign currency translation.
Chart 13
Deposits
Deposits
Total deposits grew` $25 billion or 9% from last year, net of a $20 billion negative impact due to foreign currency translation. Personal deposits increased $7 billion, led by $3 billion growth in domestic personal GICs. International
38   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
experienced modest increases in personal deposits across most regions. Business and government deposits were up $20 billion, notwithstanding the impact of foreign currency translation, primarily to fund the Bank’s strong asset growth in 2007.
Shareholders’ equity
Total shareholders’ equity rose $1 billion in 2007. The increase was due primarily to strong internal capital generation of $2 billion, the issuance of $1 billion non-cumulative preferred shares during the year and the change in accounting standards for financial instruments, which resulted in after-tax fair value adjustments of approximately $1 billion relating primarily to available-for-sale securities. This growth in capital was negatively impacted by the strong appreciation of the Canadian dollar against most currencies. This resulted in unrealized foreign currency translation losses on the Bank’s net investments in foreign subsidiaries of $2 billion during the year, net of foreign currency gains on related hedges, and taxes of $427 million.
Outlook
For 2008, we are expecting somewhat slower growth in retail assets in Canada, in line with reduced economic growth. We also anticipate some growth in our commercial and corporate portfolios. Outside Canada, growth in local currency assets in most international operations is expected to continue, though asset growth levels may moderate with slower global economic growth.
Capital management
Overview
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strength in capital management contributes to safety for the Bank’s customers, fosters investor confidence and supports high credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases.
     Through dynamic capital management, the Bank aims to achieve three major objectives: exceed regulatory and internal capital targets, maintain strong credit ratings and provide Scotiabank shareholders with enhanced returns.
Governance and oversight
The Bank has a prudent capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual strategic capital plan. Senior executive management oversees the capital management process of the Bank, with governance over significant capital decisions provided mainly through the Liability Committee. The Bank’s Finance, Treasury and Global Risk Management groups take a co-ordinated approach to implementing the Bank’s capital strategy.
Capital utilization
The Bank deploys capital to support sustainable, long-term revenue and net income growth. This business growth can be organic, by attracting new customers, increasing cross-sell to existing customers, adding new products and enhancing sales productivity, or it can come from the acquisition of businesses or portfolios.
     All major initiatives to deploy capital, either organically or through acquisitions, are subject to rigorous analysis, which tests business case assumptions and evaluates expected benefits. Key criteria include return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential acquisitions, investments or strategic initiatives that require a major allocation of the Bank’s capital are reviewed and approved by the Bank’s Strategic Transaction Investment Committee.
Managing and monitoring capital
As part of the Bank’s capital management program, sources and uses of capital are continuously assessed and monitored. Capital is managed using regulatory thresholds and other metrics, including tangible common equity and economic capital.
     In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for our shareholders.
Regulatory Capital
Capital adequacy for Canadian banks is regulated by the Office of the Superintendent of Financial Institutions (OSFI) consistent with international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists of two components — Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors.
Tier 1 capital
Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains on available-for-sale securities and cash flow hedges), non-cumulative preferred shares and innovative structures such as trust securities. Tier 1 capital rose to $20.2 billion, an increase of $116 million over last year:
•	Retained earnings grew by $1.6 billion, net of the cost to repurchase of common shares of $586 million.
•	The Bank issued $1.0 billion in non-cumulative preferred shares (series 14, 15 and 16, each for $345 million).
•	Mostly offsetting the above was a net increase of $2,228 million in cumulative unrealized foreign currency translation losses, net of hedges and related taxes, due to the strengthening of the Canadian dollar, and the redemption of $250 million of innovative Tier 1 capital instruments issued through Scotia Mortgage Investment Corporation.
     Over the past five years, the Bank has created $9.5 billion of internally generated capital, despite raising dividends by 143% during this period. This level of internal capital generation has consistently been among the highest of the Canadian banks.
2007 SCOTIABANK ANNUAL REPORT   39

GROUP FINANCIAL CONDITION
Chart 14
Tier 1 capital
Chart 15
Scotiabank’s tangible common equity
Chart 16
Dividend growth
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures and the eligible portion of the total general allowance for credit losses. Tier 2 capital increased by $695 million in 2007, due primarily to the issuance of $1 billion of Scotiabank Trust Subordinated Notes, partially offset by the redemption of subordinated debentures of $500 million. Also contributing to the increase was the first-time inclusion of the $298 million in net unrealized gains (after tax) on available-for-sale equity securities.
Risk-weighted assets
Risk-weighted assets are computed by applying OSFI-prescribed risk weights to on-and off-balance sheet exposures, focusing on credit and market risk.
     Risk-weighted assets increased by $21 billion over the prior year to $218 billion, primarily from organic growth initiatives. Most of this growth was in the Bank’s loan portfolio, both retail and non-retail lending.
Regulatory capital ratios
Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets.
     In 2007, both of the Bank’s regulatory capital ratios remained solid. The Tier 1 and the Total capital ratios as at year-end were 9.3% and 10.5%, respectively, 90 and 120 basis points below last year. The declines were due primarily to the further deployment of capital for acquisitions and to support organic asset growth as reflected in higher risk-weighted assets.
     These ratios continued to exceed OSFI’s formal target levels of 7% and 10% as a result of prudent capital management and consistent earnings growth driven by a disciplined increase in risk-weighted assets. Although there was a large reduction in regulatory capital from the strengthening Canadian dollar, this was largely offset by a corresponding reduction in risk-weighted assets, resulting in a minimal impact on capital ratios.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 20 times capital. As at October 31, 2007, the Bank’s ACM was 18.2 times, an increase from 17.1 times last year, mainly reflecting the 9% growth in on-balance sheet assets.
     Like most banks, the Bank provides back-stop liquidity facilities to its administered multi-seller commercial paper conduits. These facilities provide an alternate source of financing in the event a market disruption prevents the conduit from issuing commercial paper. If, in such an event, the Bank had to provide the majority of the funding for these conduits, it would have to consolidate the assets and liabilities of the conduit in its balance sheet. If such consolidation were to occur, it is estimated that the Bank’s capital ratios would be reduced by approximately 40 basis points. As at October 31, 2007, the Bank’s off-balance sheet commercial paper conduits were not experiencing liquidity issues. The Bank had minimal commercial paper holdings in these conduits as at October 31, 2007.
Tangible common equity ratio
The level of tangible common equity (TCE) is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, unamortized goodwill and intangible assets (net of taxes).
     The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio was 7.2%, 110 basis points lower than the 2006 level, due to the further deployment of capital in 2007. Scotiabank’s TCE ratio continued to be strong relative to major International banks.
Economic capital
The amount of capital required for business risks assumed is assessed through the calculation of economic capital. Economic capital is another means for assessing the Bank’s capital adequacy. In addition, the Bank uses its economic capital framework to determine the allocation of capital to the business lines. This allows us to appropriately compare and measure the returns from the business lines, based upon their inherent risk.
     Management assesses various risks to determine those risks for which the Bank should assign risk capital, and then calculates the capital required. The three major risk categories are credit risk, market risk and operational risk. The capital allocation models for credit risk measurement use the Bank’s internal credit risk ratings. In addition, the models take into account differences in term to maturity, probabilities of default,
40   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
expected severity of loss in the event of default, and the diversification benefits of certain portfolios. Capital required for market risk exposure is determined based on the internal VAR models used in the trading book, and on stress tests of the Bank’s interest rate gap structure, foreign exchange structural exposures, and equity investment portfolios. Operational risk is measured based on an assessment of both business and event risks. The Bank periodically reassesses the risk measurements used in the economic capital models and makes enhancements when necessary.
Table 13
Regulatory capital

As at October 31 ($ millions)	2007	2006	2005	2004	2003

Tier 1 capital
Common shareholders’ equity(1)	$16,477	$16,947	$15,482	$14,685	$13,814
Innovative capital instruments	2,750	3,000	2,250	2,250	2,500
Non-cumulative preferred shares	1,635	600	600	300	300
Non-controlling interest in subsidiaries	497	435	306	280	326
Less: Goodwill	(1,134)	(873)	(498)	(261)	(270)

	20,225	20,109	18,140	17,254	16,670

Tier 2 capital
Subordinated debentures(2)	1,452	2,046	2,420	2,493	2,595
Trust subordinated notes	1,000	—	—	—	—
Eligible amounts of general allowance (3)	1,298	1,307	1,330	1,317	1,352
Net unrealized equity gains(4)	298	—	—	—	—

	4,048	3,353	3,750	3,810	3,947

Less: other capital deductions(5)	(1,292)	(476)	(358)	(200)	(209)

Total capital	$22,981	$22,986	$21,532	$20,864	$20,408

Total risk-weighted assets ($ billions)	$218.3	$197.0	$162.8	$150.5	$154.5

Capital ratios
Tier 1 capital ratio	9.3%	10.2%	11.1%	11.5%	10.8%
Total capital ratio	10.5%	11.7%	13.2%	13.9%	13.2%

Assets to capital multiple	18.2	17.1	15.1	13.8	14.4

(1)	Beginning in 2007, balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.

(2)	Net of amortization.

(3)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets.

(4)	Net unrealized gains (after-tax) on available-for-sale equity securities.

(5)	Comprised of investments in insurance entities, investments in associated corporations and other items.
Table 14
Changes in regulatory capital

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Total capital, beginning of year	$22,986	$21,532	$20,864	$20,408	$20,960
Internally generated capital
Net income	4,045	3,579	3,209	2,908	2,422
Preferred and common share dividends	(1,771)	(1,513)	(1,342)	(1,126)	(865)

	2,274	2,066	1,867	1,782	1,557

External financing
subordinated debentures(1)	(594)	(374)	(73)	(102)	(777)
Trust subordinated notes	1,000	—	—	—	—
Preferred shares	1,035	—	300	—	—
Innovative capital instruments	(250)	750	—	(250)	275
Common shares and contributed surplus	141	108	88	88	139
Purchase of shares and premium on redemption	(586)	(324)	(973)	(290)	(201)

	746	160	(658)	(554)	(564)

Other
Net unrealized equity gains(2)	298	—	—	—	—
Net unrealized foreign exchange translation gains (losses)	(2,228)	(360)	(178)	(709)	(1,176)
Non-controlling interest in subsidiaries	62	129	26	(46)	(336)
Other(3)	(1,157)	(541)	(389)	(17)	(33)

	(3,025)	(772)	(541)	(772)	(1,545)

Total capital generated (used)	(5)	1,454	668	456	(552)

Total capital, end of year	$22,981	$22,986	$21,532	$20,864	$20,408

(1)	Net of amortization.

(2)	Net unrealized gains (after-tax) on available-for-sale equity securities.

(3)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings.
     Economic capital is much more risk sensitive than the existing regulatory capital measures. The proposed Basel II capital framework will introduce more risk sensitivity into the regulatory capital calculations, in certain instances using risk parameters similar to those used in the Bank’s current economic capital methodology.
Dividends
Our record of strong earnings growth and our capital position allowed us to increase our quarterly dividend twice in 2007. On a year-over-year basis, dividends rose by 16% to $1.74 per share, and have risen at a compound annual rate of 16.7% over the past 10 years. The dividend payout ratio for 2007 was 43.1%, up from 41.8% last year, and within the Bank’s target payout range of 35% to 45%.
Share buyback program
In the first quarter of 2007, the Bank renewed its normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2 per cent of the Bank’s common shares outstanding as at December 31, 2006. During fiscal 2007, the Bank purchased 12 million common shares at an average cost of $52.21 per share. The bid is expected to be renewed upon its expiry on January 11, 2008.
Share data
The Bank’s common and preferred share data, as well as trust securities, are shown in Table 15. Further details, including exchangeability features, are discussed in notes 13 and 14 of the consolidated financial statements.
Basel II
The revised Basel Capital Framework (Basel II) became effective for the Canadian banks on November 1, 2007. The new framework is designed to more closely align regulatory capital requirements with underlying risks by introducing substantive changes in the treatment of credit risk, and an explicit new capital charge for operational risk. As well, there are specific Basel II governance and oversight requirements, coupled with increased supervisory review of capital adequacy and expansion of the related
2007 SCOTIABANK ANNUAL REPORT   41

GROUP FINANCIAL CONDITION
public disclosure on an incremental basis throughout 2008.
Table 15
Share Data

As at October 31 (thousands of shares)

Common shares outstanding	983,767	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(2)
Preferred shares Series 14	13,800	(2)
Preferred shares Series 15	13,800	(2)
Preferred shares Series 16	13,800	(2)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(3)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(4)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(4)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(4)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust	1,000	(4)

Outstanding options granted under the stock option plans to purchase common shares	27,885	(1)(5)

(1)	As at December 6, 2007, the number of outstanding common shares and options were 983,982 and 27,669, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly as described in Note 14 to the consolidated financial statements.

(3)	Reported in capital instrument liabilities and subordinated notes in the Consolidated Balance Sheet.

(4)	Reported in deposits in the Consolidated Balance Sheet.

(5)	Included are 16,025 stock options with tandem stock appreciation right (SAR) features.
     Scotiabank has implemented a comprehensive program to meet regulatory requirements, culminating in a full year of “parallel run” capital reporting. The Bank has submitted its formal application to use the Advanced Internal Ratings Based (AIRB) Approach to credit risk for material Canadian, U.S. and European portfolios from November 1, 2007, and the standardized approach for operational risks. The Bank intends to implement the AIRB Approach for material portfolios elsewhere from November 1, 2010. Formal approval of the use of the AIRB approach beginning November 1, 2007, and any conditions attached thereto, is expected to be received from OSFI by December 31, 2007.
     There is the potential for greater volatility as a result of the new regulatory capital rules. Potential minimum capital reductions in fiscal years 2008 and 2009 will be limited by regulatory capital “floors” of at least 90% and 80%, respectively, of the current capital adequacy requirements.
Outlook
Scotiabank expects to maintain strong capital ratios in 2008. Dividends are expected to continue to increase in line with earnings growth. The payout ratio will be at the higher end of the current target range of 35% to 45%.
     For 2008, the Bank will continue to optimally deploy capital to grow its business through a combination of organic growth initiatives and acquisitions in each of our three business lines.
Off-balance sheet arrangements
In the ordinary course of business, the Bank enters into contractual arrangements that are not required to be recorded on the Bank’s consolidated balance sheet, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments.
Variable interest entities
Off-balance sheet arrangements with VIEs are composed of:
•	VIEs that are used to provide a wide range of services to customers. These services include VIEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and also to provide investment opportunities. In addition, the Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.
•	VIEs that are used to provide alternative sources of funding to the Bank and manage its capital position. The Bank may utilize these VIEs to securitize its own assets, primarily residential mortgages. The Bank may also establish VIEs in order to issue capital instruments that qualify as regulatory capital, such as Scotiabank Trust Securities and Scotiabank Subordinated Trust Notes.
     All VIEs are subject to a rigorous review and approval process to ensure that all relevant risks, as well as accounting, related party, reputational and ownership issues, are properly identified and addressed. For many of the VIEs that are used to provide services to customers, the Bank does not guarantee the performance of the VIE’s underlying assets, and does not absorb any related losses. For other VIEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a VIE.
     During the second quarter, there was a change in the structure of one of the multi-seller conduits administered by the Bank. As a result, the Bank was no longer the primary beneficiary of this VIE. Accordingly, the VIE was no longer included in the Bank’s consolidated balance sheet.
     At the end of the fourth quarter, the Bank became the primary beneficiary of a commercial paper conduit that it administered. As a result, the VIE was consolidated into the Bank’s balance sheet, and the Bank recorded a loss of $115 million.
     Liquidity facilities to commercial paper conduits totalled $22.5 billion as at October 31, 2007, of which $20.1 billion were to off-balance sheet conduits administered by the Bank. As at October 31, 2007, total commercial paper outstanding for conduits administered by the Bank was $14.5 billion. At year end, the Bank was holding less than 2% of the combined conduits’ outstanding
42   2007 SCOTIABANK ANNUAL REPORT

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commercial paper. Exposure to U.S. sub-prime mortgage risk is nominal.
     For conduits not administered by the Bank, liquidity facilities totalled $2.4 billion, of which $1.8 billion was for U.S. third-party conduits and $570 million was for Canadian third-party conduits. Liquidity facilities provided to the non-bank conduits subject to the Montreal Accord — a group of 22 conduits subject to a restructuring process — totalled $370 million, with $88 million drawn on these facilities. Sub-prime exposure in third-party conduits is nominal.
     As at October 31, 2007, total consolidated assets related to VIEs were $6 billion, compared to $13 billion at end of 2006. The reduction was primarily the result of a change in the structure of one of the Bank’s sponsored multi-seller conduits. As a result, the Bank was no longer the primary beneficiary of the conduit, and it was deconsolidated in the second quarter. The amounts owed by or to the consolidated VIEs were not significant. The Bank earned fees of $45 million and $16 million in 2007 and 2006, respectively, from certain VIEs in which it has a significant variable interest but did not consolidate. More information with respect to the Bank’s involvement with VIEs, including details of maximum loss exposure by VIE category, is provided in Note 6 to the consolidated financial statements on pages 110 to 111.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets on a serviced basis to trusts. Residential mortgage securitizations are principally conducted through the Bank’s participation in the Canada Mortgage Bonds (CMB) program. If certain requirements are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the consolidated financial statements on pages 101 to 106). These securitizations enable the Bank to access alternative and more efficient funding sources, manage liquidity and other risks, and also meet capital requirements. The Bank does not provide liquidity facilities with respect to the CMB program. As such, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     Securitizations are a cost-effective way to fund the Bank’s mortgage growth. The outstanding balance of off-balance sheet securitized mortgages was $11,631 million as at October 31, 2007, compared to $11,913 million last year and $7,801 million two years ago. The growth in 2007 arose primarily from continued participation in the CMB program. The amount of off-balance sheet securitized personal loans was $414 million as at October 31, 2007, compared to $170 million last year and $809 million two years ago.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, has agreements to make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 22 to the consolidated financial statements on pages 125 to 126.
     The Bank recorded securitization revenues of $34 million in 2007, compared to $43 million in 2006 and $79 million in 2005. This decrease was due in part to the decline in securitized personal loan balances. Additional information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(b) to the consolidated financial statements on page 109.
Guarantees and other commitments
Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:
•	Standby letters of credit and letters of guarantee — As at October 31, 2007, these amounted to $18.4 billion, essentially unchanged from $18.5 billion last year. These are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits. As at October 31, 2007, these credit enhancements amounted to $1.2 billion, compared to $43 million last year.
•	Liquidity facilities — These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Refer to the liquidity discussions under VIEs on page 42.
•	Indemnification contracts — In the ordinary course of business, the Bank enters into many contracts where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.
•	Loan commitments — The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2007, these commitments amounted to $114 billion, compared to $106 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities of less than one year.
     These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guarantee products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
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     Fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in the Consolidated Statement of Income, were $213 million in 2007, compared to $216 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 22 to the consolidated financial statements on pages 125 and 126.
Financial instruments
Due to the nature of the Bank’s primary business activities, the balance sheet is composed primarily of financial instruments. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and non-trading purposes, such as asset/liability management.
     The Bank adopted new accounting standards related to financial instruments at the beginning of fiscal 2007, as described in Note 1 of the consolidated financial statements on pages 101 to 106. Consistent with these new standards, financial instruments are now generally carried at fair value, except the following, which are carried at amortized cost unless designated as held for trading at inception: loans and receivables, certain securities and non-trading financial liabilities.
     Unrealized gains and losses on available-for-sale securities, net of related hedges, as well as gains and losses on derivatives designated as cash flow hedges, are now recorded in Other Comprehensive Income, a new component of the Bank’s consolidated financial statements. These gains and losses are recorded in the Consolidated Statement of Income when realized, in the case of available-for-sale securities, or when the hedged item affects income, in the case of cash flow hedges. As a result of implementing the new accounting standards, the transitional amount for the items recorded in Accumulated Other Comprehensive Income was an increase of $683 million (after-tax) as at November 1, 2006. Prior to fiscal 2007, financial instruments were generally carried at cost, except those held for trading purposes which were carried at fair value.
     Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates (including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices). The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques. A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 56 to 67).
     Further details on the terms and conditions of the Bank’s financial instruments are provided in the notes to the 2007 consolidated financial statements. Note 23 (see pages 127 to 130), for example, summarizes the fair value of financial instruments and describes how these amounts were determined. A discussion of the critical accounting estimates with respect to determining the fair value of financial instruments can be found on pages 69 to 70. Note 23 also presents the Bank’s interest rate risk profile by term and the Bank’s financial instrument credit exposure by sector and geography. Note 24 (see page 131) provides details about certain financial instruments designated as held for trading using the fair value option under the new accounting standards. These designations were made primarily to avoid an accounting mismatch between two instruments, or to better reflect how the performance of a specific portfolio is evaluated by the Bank. Note 25 (see pages 132 to 136) provides details about derivatives used in trading and non-trading activities, including notional amounts, remaining term to maturity, credit risk and fair values.
     The risks associated with the Bank’s financial instrument portfolios can be assessed using various methods. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase in interest rates on annual income and the present value of net assets, as described on page 61. For trading activities, the table on page 62 discloses the average one-day Value at Risk by risk factor. Based on the Bank’s maturity profile of derivative instruments, only 14% (2006 — 12%) had a term to maturity greater than five years.
     As described in Note 23, the fair value of the Bank’s financial instruments was lower than their book value by $791 million as at October 31, 2007. This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities, as many financial instruments are now carried at fair value under the new accounting standards. The excess fair value over book value at October 31, 2006, was $396 million, and also included unrealized gains and losses on investment securities and derivatives used for asset/liability management, which were previously carried at cost or amortized cost. Excluding the impact of the changes resulting from the new financial instrument accounting standards, the year-over-year change in the excess of fair value over book value arose mainly from changes in interest rates and credit spreads. Fair value estimates are based on market conditions at October 31, 2007, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the Critical Accounting Estimates section (see pages 68 to 72).
     The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 (see pages 101 to 106). Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. For securities designated as other than trading, realized gains and losses, as well as writedowns to fair value for other-than-temporary impairment, are recorded in other income, as are net gains and losses on trading securities.
44   2007 SCOTIABANK ANNUAL REPORT

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business line overview
Domestic Banking
Domestic Banking reported net income available to common shareholders of $1,550 million, a 21% increase over last year. Results included a $92 million gain (net of applicable taxes) from the global Visa restructuring. Substantial growth in retail mortgages, and strong growth in personal lending and deposits was partially offset by a narrowing interest margin. As well, wealth management revenues reached record levels. Non-interest expenses increased to support revenue growth initiatives, while provisions for credit losses remained well controlled.
Chart 17
Domestic Banking
Net Income
International Banking
International Banking had a strong year in 2007, with net income available to common shareholders of $1,232 million, an increase of 17% from last year, notwithstanding the negative effect of foreign currency translation as a result of the appreciation of the Canadian dollar. Strong organic asset growth and contributions from acquisitions added to earnings. Credit quality remained stable, notwithstanding the rise in provisions from very low levels last year.
Chart 18
International Banking
Net Income
Scotia Capital
Scotia Capital had a solid year, as net income available to common shareholders rose 6% to $1,114 million in 2007. This result was achieved despite adverse market conditions in the fourth quarter and the negative effect of foreign currency translation. Strong core trading and investment banking results, as well as interest recoveries, were partly offset by losses on structured credit instruments. We continued to benefit from favourable credit conditions, realizing net loan loss recoveries again this year.
Chart 19
Scotia Capital Net
Income
Table 16
2007 Financial Performance

	Domestic	International
($ millions)	Banking	Banking	Scotia Capital	Other(1)	Total

Net interest income(2)	$3,855	$2,762	$1,160	$(679)	$7,098
Other income	2,248	1,227	1,290	627	5,392
Provision for credit losses	(295)	(101)	101	25	(270)
Non-interest expenses	(3,559)	(2,279)	(1,013)	(143)	(6,994)
Income taxes/non-controlling interest(2)	(685)	(359)	(413)	276	(1,181)

	1,564	1,250	1,125	106	4,045
Preferred dividends paid	(14)	(18)	(11)	(8)	(51)

Net income available to common shareholders	$1,550	$1,232	$1,114	$98	$3,994
Return on equity(3) (%)	33.0%	19.5%	29.0%	N/A	22.0%
Attributed equity(3)	$4,699	$6,322	$3,841	$3,272	$18,134
Average earning assets ($ billions)	$154	$66	$139	$14	$373

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Taxable equivalent basis. See non-GAAP measures on page 29.

(3)	Non-GAAP measure. See non-GAAP measures on page 29.

N/A Not applicable
2007 SCOTIABANK ANNUAL REPORT   45

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Domestic Banking
2007 Achievements
•	We are continuing to grow our Wealth Management business:
—	we achieved strong mutual fund growth, with net sales of $2.3 billion, as assets grew by 21.2% to $19.6 billion. Results have been driven by strong support from our Financial Advisors and increased media visibility, including the “Second Opinion” advertising campaign, focused on the advice available through our branches.

—	we acquired TradeFreedom, an online brokerage firm focused on the delivery of sophisticated trading facilities to active traders.

—	we made a strategic equity investment in DundeeWealth Inc., acquiring an 18% interest. Dundee owns Dynamic Mutual Funds and has a large independent sales force.
•	We are boosting new customer acquisition and building brand awareness:
—	we partnered with Cineplex to launch SCENE, Canada’s first-ever entertainment loyalty program.

—	we doubled the rate of our branch expansion, opening 35 new branches, and added 100 personal bankers and 115 financial advisors in high-growth markets.

—	we acquired Travelers Leasing Corporation, a provider of innovative retail automobile financing solutions.

—	we entered into a strategic partnership with the NHL and its players’ association to exclusively market banking products and services under the NHL banner.

—	we are sponsoring CBC’s Hockey Night in Canada pre-game show, Scotiabank Hockey Tonight, for the 2007/2008 season.
•	We are improving our small business offering:
—	we launched Scotia Running Start for businessTM, a comprehensive program to support business start-ups.

—	we are leveraging key partnerships, such as our relationship with the College of Family Physicians of Canada, with which we announced a joint five-year, $1.5 million sponsorship program targeted at student professionals.
2008 Priorities
•	Increase share of wallet with existing retail customers, focusing on the pre-retirement, emerging affluent and multicultural segments.
•	Leverage strategic acquisitions and partnerships to acquire new customers and grow our deposits, credit card and insurance businesses.
•	Build on the momentum in mutual funds by leveraging the expanded retail sales force, adding new branches and refining sales metrics.
•	Grow market share in Commercial Banking in targeted client segments, and improve share of wallet through increased enterprise-wide collaboration.
•	Expand the small business customer base by using new planning tools and resources to leverage our small business bankers’ expertise.
Business profile
Domestic Banking provides a full range of banking and investing services to more than 7 million customers across Canada, through a network of 1,005 branches and 2,852 ABMs, as well as telephone and Internet banking.
     Domestic Banking includes three main businesses. Retail and Small Business Banking provides a comprehensive suite of offerings, including mortgages, loans, credit cards, investments, insurance and day-to-day banking products to individuals and small businesses. Wealth Management provides a full range of products and services, including retail brokerage (discretionary, non-discretionary and self-directed), investment management advice, mutual funds and savings products, and financial planning and private client services for affluent clients. Commercial Banking delivers a full product suite to medium and large businesses.
Strategy
We remain committed to deepening relationships with customers and helping them become financially better off. Expanding our client base in market and customer segments with high growth potential will continue to be Domestic Banking’s core strategy for growth. We will focus on strategic partnerships and acquisitions, and effectively utilize these relationships to increase revenues. With small business, emerging affluent and affluent clients, we will work to capture primary advisor status by leveraging our sales capacity and advisor expertise. In Commercial Banking, we are in the final stages of fine-tuning our business platform to add more value for clients.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	net interest margin;

•	new customer acquisition;

•	customer loyalty and satisfaction;

•	share of wallet;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
46   2007 SCOTIABANK ANNUAL REPORT

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Financial performance
Domestic Banking reported net income available to common shareholders of $1,550 million in 2007, $271 million or 21% higher than last year. Return on equity was 33%. Domestic Banking accounted for 39% of the Bank’s total net income. Results included a gain of $92 million (net of applicable taxes) from the global Visa restructuring. Excluding this gain, underlying net income was a record at $1,458 million, $179 million or 14% higher than last year. Retail and small business banking, commercial banking and wealth management all generated solid performances.
Table 17
Domestic Banking financial performance

($ millions)	2007	2006	2005

Net interest income(1)	$3,855	$3,682	$3,576
Other income	2,248	1,935	1,819
Provision for credit losses (PCL)	(295)	(279)	(274)
Non-interest expenses	(3,559)	(3,469)	(3,296)
Income taxes(1)	(685)	(581)	(566)

Net Income	1,564	1,288	1,259
Preferred dividends paid	(14)	(9)	(6)

Net income available to common shareholders	$1,550	$1,279	$1,253

Key ratios
Return on equity (ROE)	33.0%	27.8%	31.0%
Productivity(1)	58.3%	61.8%	61.1%
Net interest margin (NIM)	2.51%	2.70%	2.90%
PCL as a percentage of loans and acceptances	0.19%	0.20%	0.22%

Selected balance sheet data (average balances)
Earning assets	153,695	136,420	123,224
Deposits	116,012	107,370	98,579
Attributed equity	4,699	4,602	4,036

(1)	Taxable equivalent basis.
Assets and liabilities
Average assets grew $17 billion or 13% in 2007. This was led by a substantial increase in residential mortgage balances (before securitization) of $13 billion or 16%, resulting in a 15 basis point increase in market share versus last year. Both the branch and mortgage broker channels produced strong growth. There was also very good year-over-year growth in personal revolving credit and business lending, including acceptances and business loans.
     Retail and small business deposits grew $6 billion or 7%, due mainly to an increase in term deposit balances, which led to an industry-leading gain in personal term deposit market share of 41 basis points from last year, including the Dundee Bank acquisition. Commercial deposits, including current accounts and non-personal term deposits, rose 10%, continuing the double-digit growth trend of the past several years.
     In Wealth Management, assets under administration rose 11% to $130 billion, while assets under management grew 8% to $26 billion. Net asset inflows from new customers, continued growth in our share of existing customers’ investment business, and market-driven gains all contributed to this growth.
Revenues
Total revenues were $6,103 million, up $486 million or 9% from last year. Net interest income increased $173 million to $3,855 million, due to strong volume growth in both assets and deposits. This was partially offset by a decline in the margin of 19 basis points to 2.51%. The decrease in the margin was due mainly to higher wholesale funding costs, strong growth in net assets, the growth of relatively lower-spread mortgages as a proportion of the total portfolio, and competitive pricing pressures.
Chart 20
Total revenue
     Other income for the year was $2,248 million, an increase of $313 million or 16%. Excluding the $111 million gain related to the global Visa restructuring, other income rose 10% or $203 million, including record growth in wealth management, and increases in retail and small business and commercial banking activities.
Retail & Small Business Banking
Total revenues were $4,046 million, up $305 million or 8% from last year. Net interest income rose $122 million or 4% from strong growth in assets and deposits, partially offset by a lower margin. Excluding the Visa gain, other income rose $72 million or 9% driven by higher service fees from chequing and savings accounts, due to pricing changes and new account growth, and higher credit card revenues, reflecting growth in cardholder transactions. There was also strong revenue growth of 14% in small business banking. We grew our lending and deposit market share and overall customer base in this important customer segment.
Commercial Banking
Total revenues rose $42 million or 5% to $926 million in 2007. Net interest income was 6% higher than last year, driven by strong growth in both assets
2007 SCOTIABANK ANNUAL REPORT   47

BUSINESS LINES
and deposits, partially offset by a decline in the margin. Average assets rose 9% and average deposits increased 10%. Year over year, other income rose 3% to $310 million.

Chart 21
Revenue growth
Chart 22
Strong loan growth

Chart 23
Wealth management
Good asset growth
Chart 24
Wealth management
Strong mutual fund sales

Wealth Management
Total revenues were a record $1,131 million, up $139 million or 14% from last year, driven by solid increases in all business units. Mutual fund revenue grew 24%, driven by net fund sales of $2.3 billion. This growth, which led to greater market share, occurred primarily in more profitable, long-term funds. The results also benefited from solid fund performance. Full-service brokerage revenues rose 9%, mainly as a result of increased fee-based business, as well as higher mutual fund trailer fees and insurance revenues. Private client revenues increased 13%, reflecting growth in Scotia Cassels managed account fees, Scotiatrust estate and trust fees and private banking fees. ScotiaMcLeod Direct Investing revenues rose 14%, driven mainly by growth in trading volumes and mutual fund trailer fees.
     Assets under administration continue to grow, rising 11% during the year, reflecting increases in our mutual fund, private client and retail brokerage businesses. Assets under management rose a strong 8%, primarily from strong mutual fund sales and performance.
Non-interest expenses
Non-interest expenses of $3,559 million rose modestly in 2007, up $90 million or 3% from last year. The increase was due mainly to the impact of the growth initiatives, including expansion of the branch network and the hiring of additional financial advisors. Also contributing to the increase were acquisitions, normal salary increases and higher volume-related expenses, consistent with higher revenues. Partially offsetting these factors were lower pension expenses and lower stock-based compensation.
Credit quality
The provision for credit losses was $295 million in 2007, an increase of $16 million compared to last year. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances increasing 2 basis points to 22 basis points. Credit quality in the commercial portfolio was also solid, with provisions remaining at very low levels.
Outlook
We expect to continue to grow assets and deposits in 2008, although retail asset growth will likely be lower, as the housing market is expected to slow, and commercial business activity may be impacted by uncertain economic conditions, in part due to the higher Canadian dollar. The margin is expected to remain under pressure.
     Growth in other revenue is expected to come from an increase in deposit accounts, higher credit card transaction volumes and other business initiatives. We also expect continued broad-based growth in wealth management revenues.
     Credit quality in the retail portfolio is expected to remain fairly stable, with provisions for credit losses increasing in line with growth in average loans. Commercial provisions are expected to rise, reflecting expectations of some softening in the credit cycle.
     Non-interest expenses will likely be higher due to spending on revenue growth initiatives.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
International Banking
2007 Accomplishments
•	We increased our customer base to more than five million customers. Key growth drivers included opening 86 new branches in Mexico, as well as expanding the use of specialized sales forces and direct marketing programs.

•	We made strategic acquisitions and investments in key markets:
—	24.99% of Thanachart Bank in Thailand, the eighth-largest bank and leading auto lender in the country, with 24% market share.

—	55% net interest in Dehring, Bunting & Golding, Jamaica’s fourth-largest security dealer and largest equity broker.

—	controlling interest in BBVA Crecer, one of the largest pension fund administrators in the Dominican Republic.

—	10% of First BanCorp in Puerto Rico, the second-largest financial holding company in the country.

—	In November 2007, finalized the purchase of a 99.5% stake in Banco del Desarrollo in Chile, giving us a market share of 6% when combined with our existing operations.
•	We were recognized for our commitment to excellence and customer satisfaction and loyalty:
—	named Bank of the Year in Costa Rica, Trinidad and Tobago and Turks and Caicos by The Banker magazine.

—	named Best Bank in Costa Rica by Global Finance magazine.
•	We continued to improve efficiency by consolidating data processing for the Caribbean countries into one site.

•	We integrated Corporacion Interfin in Costa Rica and converted the merged operations to ScotiaPro, the new regional core banking platform.

•	We opened private client centres in the Bahamas and the Cayman Islands to support our growing wealth management business.
2008 Priorities
•	Continue growing our distribution channels to reach more customers through expanding our branch network, opening private client centres and increased use of specialized sales forces, call centres and direct mail.

•	Upgrade Internet banking and cash management services through improved technology.

•	Expand further into new customer segments including consumer finance (through our new Mexican joint venture), small business and wealth management.

•	Standardize core banking systems in El Salvador and Panama.

•	Seek acquisitions in our markets to improve scale or add complementary businesses.
Business profile
International Banking operates in more than 40 countries, and includes Scotiabank’s retail and commercial banking operations outside of Canada. Through our network of 1,480 branches and offices and 2,980 ABMs, as well as telephone and Internet banking, we provide a full range of financial services to more than 5 million customers.
     International Banking is organized into the following geographic regions: Caribbean and Central America, Mexico, Latin America and Asia.
Strategy
International Banking will continue to grow through a combination of organic growth and acquisitions.
     Our organic growth strategy remains focused on enhancing sales and service delivery, expanding into complementary businesses and investing in new branches and systems to support future growth and improve operating efficiency. We are targeting new segments, including small business, young adults and consumer finance through focused marketing campaigns and innovative delivery channels. We are growing the commercial and corporate banking business by leveraging the broad range of services offered by the Scotiabank Group to deliver innovative solutions to our clients.
     Our acquisition strategy is focused on acquiring strong, growing financial services companies in high-growth markets where we have existing operations. We will also use acquisitions to enter new markets on a selective basis.
     Underpinning our strategy is a focus on leadership development and sharing best practices.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth (using normalized exchange rates);

•	customer satisfaction and loyalty;

•	new customer acquisition;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
2007 SCOTIABANK ANNUAL REPORT   49

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Financial performance
International Banking’s net income available to common shareholders in 2007 was a record $1,232 million, a substantial increase of $178 million or 17% from last year. Excluding $71 million in gains (net of applicable taxes) on the global Visa restructuring and the $51 million VAT recovery in 2006, net income was up $158 million or 16%.
Table 18
International Banking financial performance

($ millions)	2007	2006	2005

Net interest income(1)	$2,762	$2,306	$1,969
Other income	1,227	939	793
Provision for credit losses (PCL)	(101)	(60)	(70)
Non-interest expenses	(2,279)	(1,927)	(1,712)
Income taxes/non-controlling interest(1)	(359)	(196)	(174)

Net Income	1,250	1,062	806
Preferred dividends paid	(18)	(8)	(6)

Net income available to common shareholders	$1,232	$1,054	$800

Key ratios
Return on equity (ROE)	19.5%	23.4%	21.6%
Productivity(1)	57.1%	59.4%	62.0%
Net interest margin (NIM)	4.18%	4.15%	3.95%
PCL as a percentage of loans and acceptances	0.25%	0.18%	0.25%

Selected balance sheet data (average balances)
Earning assets	66,146	55,510	49,829
Deposits	48,959	41,309	37,219
Attributed equity	6,322	4,500	3,706

(1)	Taxable equivalent basis.
     The most significant contributors to earnings growth were the Caribbean and Central America and Peru. Results in the Caribbean and Central America were bolstered by the impact of our acquisitions in Costa Rica, the Dominican Republic and Jamaica, as well as strong organic loan growth and higher credit card revenues. The contribution from Peru reflected a full year of ownership, compared to seven months last year. Mexico also had strong retail loan growth, but was impacted by the VAT recovery in 2006 and a higher tax rate, as the remaining tax loss carry forwards were fully utilized during 2007. This strong growth was achieved notwithstanding the $37 million negative impact of foreign currency translation. International Banking accounted for 31% of the Bank’s total net income, and had a return on equity of 19.5%.
Assets and liabilities
Average assets increased 19% during the year to $66 billion, despite the 4% negative impact of foreign currency translation. The increase was a result of organic growth as well as acquisitions. The organic growth was driven by a 21% increase in retail loans and 23% rise in commercial loans. Growth in credit cards and mortgages was particularly robust, up 32% and 24%, respectively, spread across the division. Organic commercial loan growth of $4 billion was primarily in Asia and the Caribbean and Central America. Growth in low-cost deposits was also strong at 11%, as balances rose in Mexico and throughout the Caribbean.
Revenues
Total revenues were $3,989 million in 2007, an increase of $744 million or 23% from last year, net of the $142 million negative impact of foreign currency translation.
     Net interest income was $2,762 million in 2007, an increase of $456 million or 20% from last year, despite a negative foreign currency translation impact of $101 million. The increase was a result of very strong organic loan growth of 22% spread across the division, as well as the impact of acquisitions in Peru and the Caribbean and Central America. Net interest margins were up from last year, driven by increases in Mexico and Asia, as well as the full-year impact of acquisitions in Peru, partially offset by a decline in the Caribbean and Central America.
     Other income increased $288 million or 31% to $1,227 million compared to last year. Excluding the gains on the global Visa restructuring, growth was still a very strong 21%, despite the $41 million negative impact of foreign currency translation. This growth resulted from our acquisitions in Peru and the Caribbean and Central America, higher investment gains in Mexico, and widespread transaction-driven growth. Partially offsetting these increases was the negative change in fair value of certain securities in 2007, resulting from widening credit spreads.
Caribbean and Central America
Total revenues were $1,628 million in 2007, an increase of $321 million or 25%, with the gains on the global Visa restructuring offsetting the negative impact of foreign currency translation.
     Net interest income was $1,186 million in 2007, an increase of $166 million or 16% from last year, with the negative impact from foreign currency translation being offset by the $59 million growth from our acquisitions. The increase was driven by organic asset growth across the region, with a 25% increase in commercial lending and a 19% increase in retail loans, primarily in credit cards (up 26%) and mortgages (up 22%). Net interest margins declined due to a change in the mix of business, partly as a result of acquisitions.
     Other income of $442 million was up $155 million from last year. This included a negative impact of foreign currency translation of $16 million, $63 million in gains from the global Visa restructuring and $49 million from acquisitions. The remaining $59 million in organic growth was primarily due to a very strong increase of 30% in credit card fees, as well as increases in personal banking fees and foreign exchange revenues.
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Chart 25
Total revenue
Chart 26
Revenue growth
Chart 27
Strong loan growth
Chart 28
Total assets

Mexico
Total revenues were $1,366 million in 2007, an increase of $160 million or 13%. This included a negative impact of foreign currency translation of $56 million, which was partly offset by $19 million in gains from the global Visa restructuring.
     Net interest income was $888 million in 2007, an increase of $85 million or 11% from last year, despite a $34 million negative impact due to foreign currency translation. This increase was driven by strong volume growth, primarily in retail loans, with a 43% rise in credit card balances and a 39% increase in mortgages. Net interest margins were higher than last year reflecting a change in the mix of assets.
     Other income rose $75 million or 19% year over year, with the impact of the gains from the global Visa restructuring offsetting the negative impact of foreign currency translation. The increase was due primarily to higher investment gains, a 27% increase in full-service and discount brokerage fees from higher client trading revenues, a 19% increase in credit card fees and an 18% increase in other personal banking fees.
Latin America, Asia and Other
Total revenues were $995 million in 2007, an increase of $264 million, due primarily to a rise of $250 million from Peru, and $9 million in Visa gains offset by a $15 million negative impact from foreign currency translation. The remaining increase was due primarily to very strong organic commercial loan growth of 48% in Asia, and higher revenues in Chile, resulting from higher margins and retail loan volumes and an improved funding mix. These were partly offset by lower other income in Asia due to the gain on the sale of a foreclosed asset in 2006, and the negative change in fair value of certain securities in 2007 from widening credit spreads.
Non-interest expenses
Non-interest expenses were $2,279 million in 2007, up 18% from last year. This increase reflected a $73 million favourable impact of foreign currency translation, $51 million impact due to the VAT recovery in 2006 and a $202 million increase from our acquisitions in Peru and the Caribbean and Central America. The remaining increase was due to higher compensation expenses, consistent with business growth and new branch openings, volume-driven increases in communications and processing costs, and higher credit card and advertising expenses. Partly offsetting these increases were lower litigation fees.
Credit quality
The provision for credit losses was $101 million in 2007, up $41 million from the low levels recorded last year. Overall the division had a credit loss ratio of 25 basis points, which is in line with levels in three of the last four years. Higher provisions in Mexico and the Caribbean were partly offset by lower provisions in Peru and Asia.
Outlook
We expect International Banking to continue to grow in 2008, notwithstanding the negative impact of foreign currency translation, and higher tax rates in Mexico due to the full utilization of tax losses carried forward in 2007.
     We anticipate continued growth in assets and deposits, with an increased focus on sales effectiveness, and ongoing expansion of the delivery network across all our markets.
     Credit quality is expected to remain relatively stable, but loan loss provisions are expected to increase due to continued growth of the retail portfolios and lower recoveries in the commercial portfolio. We will continue to pursue acquisitions in key markets.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Scotia Capital
2007 Achievements
•	For the fifth consecutive year, Scotia Capital’s corporate derivatives team was ranked #1 in Canada by an independent third-party market survey.

•	Scotia Capital was named the Best Foreign Exchange Bank in Canada for the third year in a row by Global Finance.

•	In the United States, our New York Agency office celebrated its 100th anniversary, and we opened a new branch office in Houston, Texas.

•	ScotiaMocatta was named one of Canada’s 71 Global Leaders by the Institute for Competitiveness and Prosperity, and won the Best Bullion Dealing Bank Award from the Bombay Bullion Association.
Notable transactions during the year:
•	Scotia Capital advised CanWest Global Communications Corp. on the $495 million privatization of CanWest MediaWorks Income Fund, was the lead arranger and bookrunner on $1.3 billion of bank facilities, joint bookrunner on US$400 million senior subordinated notes, and sole hedge advisor.

•	Scotia Capital acted as joint lead manager on an $850 million, 30-year Maple Bond issue by the European Investment Bank. This was the largest long-dated issue in Canada in several years, and attracted significant interest. We were also awarded a portion of the related interest rate swap.

•	Scotia Capital acted as joint lead arranger and joint bookrunner on a US$500 million senior credit facility and a US$400 million bridge loan to support U.S. Steel Corporation’s acquisition of Stelco Inc.

•	We acted as financial advisor on some of this year’s key merger and acquisition deals, including transactions for Kinross Gold Corporation, Statoil ASA, Empire Company and Royal Dutch Shell.
2008 Priorities
•	Continue to leverage our NAFTA capabilities, a significant competitive advantage.

•	Increase market share with alternative asset managers.

•	Expand client coverage globally in selected industries.

•	Increase presence in infrastructure finance.

•	Work more closely with International Banking to provide wholesale products to clients outside our core geographic markets.

•	Increase market share in M&A and equity underwriting.
Business profile
Scotia Capital is the wholesale banking arm of the Scotiabank Group. We offer a wide variety of products, providing full-service coverage across the NAFTA region, and serving selected niche markets globally. We offer financial products and services to corporate, government and institutional investor clients.
     Scotia Capital is organized into two main businesses. Global Capital Markets provides capital markets products and services such as fixed income, derivatives, prime brokerage, structured products, securitization, foreign exchange, equity sales, trading and research and, through ScotiaMocatta, precious metals. Global Corporate and Investment Banking provides corporate lending, equity underwriting and mergers & acquisitions advisory services.
Strategy
Our strategy remains focused on growing our revenue and earning a good return on capital by building strong client relationships, while prudently managing risk. Revenue growth is expected to come from establishing new client relationships; levering global capabilities in selected industries, such as energy and mining; focusing on institutional investor clients, particularly alternative asset managers; and marketing our NAFTA capabilities to corporate and institutional clients with interests across the NAFTA geographies.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	client profitability (return on economic equity);

•	improvement of cross sell;

•	loan loss ratio (specific provisions as percentage of average loans and acceptances);

•	productivity ratio; and

•	value at risk.

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Financial performance
Scotia Capital contributed record net income available to common shareholders of $1,114 million in 2007, a 6% increase over last year, notwithstanding challenging market conditions in the fourth quarter. Scotia Capital delivered 3% revenue growth, as strong core trading and investment banking results more than offset losses of $135 million on structured credit instruments in the fourth quarter (including $20 million related to ABCP). The division also benefited from the recognition of a $43 million gain on the sale of its bond index business, which was completed in the fourth quarter. In addition, Scotia Capital experienced higher net loan loss and interest recoveries than the prior year. Return on equity was strong at 29%, slightly lower than last year’s record performance. Scotia Capital contributed 28% of the Bank’s total net income.
Table 19
Scotia Capital financial performance

($ millions)	2007	2006	2005

Net interest income(1)	$1,160	$951	$849
Other income	1,290	1,437	1,320
Recovery of (provision for) credit losses (PCL)	101	63	71
Non-interest expenses	(1,013)	(955)	(929)
Income taxes(1)	(413)	(443)	(390)

Net income	1,125	1,053	921
Preferred dividends paid	(11)	(6)	(6)

Net income available to common shareholders	$1,114	$1,047	$915

Key ratios
Return on equity (ROE)	29.0%	31.3%	28.4%
Productivity(1)	41.3%	40.0%	42.8%
Net interest margin (NIM)	0.76%	0.73%	0.76%
PCL as a percentage of loans and acceptances(2)	(0.16)%	(0.25)%	(0.31)%

Selected balance sheet data (average balances)

Total assets	152,285	129,825	112,209
Earning assets	138,793	116,598	98,908
Loans and acceptances	63,691	51,723	49,382
Securities	69,557	61,655	47,827
Attributed equity	3,841	3,349	3,223

(1)	Taxable equivalent basis.

(2)	Corporate Banking only.
Assets and liabilities
Total average assets increased 17% to $152 billion compared to last year. There was an increase of $14 billion in trading securities and loans to support both client-driven activity and trading opportunities. Average corporate loans and acceptances rose $5.5 billion, or 22%, to $30.6 billion. Canada achieved solid growth of $2.2 billion, accompanied by strong loan growth in the United States of $2.7 billion, despite the impact of the strengthening Canadian dollar.
Revenues
Total revenues increased to $2,450 million, up 3% compared to the prior year, despite fourth quarter derivatives trading losses on structured credit instruments. Growth was achieved in both Global Capital Markets and Global Corporate and Investment Banking.
Chart 29
Total revenue
     Net interest income increased 22% to $1,160 million, due primarily to a rise in interest from trading operations and higher interest recoveries on impaired loans. Other income declined 10% to $1,290 million reflecting a decline in trading revenues, the result of the fourth quarter losses mentioned above, as well as lower credit-related fees and securities gains.
Global Corporate and Investment Banking
Total revenues increased 3% to $1,192 million compared to last year. Advisory and new issue fee revenues rose 8%, and revenue growth was also achieved in our lending businesses.
     Net interest income was up 12% compared to 2006, due primarily to higher interest recoveries from impaired loans. As well, an increase in asset volumes in all lending markets contributed to higher net interest income, although these volume gains were largely mitigated by lower portfolio spreads, in part reflecting a transition to higher-quality assets. Loan origination fees also declined.
     Other income decreased 4% compared to the prior year, reflecting lower gains from the sale of securities and a decrease in credit fees in the United States, partly offset by volume-driven growth in acceptance fees in Canada. Good growth was achieved in M&A and advisory fees, in addition to a modest increase in new issue revenues.

2007 SCOTIABANK ANNUAL REPORT   53

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Chart 30
Corporate and investment banking revenue
Chart 31
Capital markets revenue
Chart 32
Good asset growth

Global Capital Markets
Total revenues increased 2% to $1,258 million compared to last year. Higher revenues from derivatives, fixed income, precious metals and foreign exchange operations were partly offset by lower equity trading results.
     Interest income from trading operations increased 34%, due mainly to higher tax-exempt dividend income.
     Other income declined 15%, despite growth in our foreign exchange and precious metals businesses and the gain on sale of the bond index business, due primarily to the losses on structured credit instruments.
Non-interest expenses
Non-interest expenses were $1,013 million in 2007, a 6% increase from last year, due largely to increased performance-related compensation, in line with improved results, as well as higher salary costs, which included signing bonuses to expand specialist expertise. Technology costs also rose to support business growth. These increases were partly offset by lower pension and benefit costs.
Credit quality
Scotia Capital reported net loan loss recoveries of $101 million in 2007, compared to $63 million in 2006. Significantly higher net recoveries were realized in the United States this year, while recoveries declined in Europe and Canada.
Outlook
Capital markets-related activities, including trading and equity and debt issuance, are expected to be impacted by continuing market uncertainty, though market volatility will also present trading opportunities. In corporate lending, we see opportunities for further core client and asset growth, as well as a widening of net interest margins. We expect to experience modest levels of loan losses in 2008, compared to the high level of interest and loan loss recoveries in 2007.

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Other
The Other category includes Group Treasury and other corporate items, which are not allocated to a business line.
Financial performance
Net income available to common shareholders was $98 million in 2007, compared to $169 million in 2006.
Table 20
Other financial performance

($ millions)	2007	2006	2005

Net interest income(1)	$(679)	$(531)	$(523)
Other income	627	489	597
Provision for credit losses	25	60	43
Non-interest expenses	(143)	(92)	(106)
Income taxes(1)	276	250	212

Net income	106	176	223
Preferred dividends paid	(8)	(7)	(7)

Net income available to common shareholders	$98	$169	$216

(1)	Taxable equivalent basis.
Revenues
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $531 million in 2007, compared to $440 million last year reflecting higher dividend income.
     Net interest income was negative $679 million in 2007, compared to negative $531 million in 2006. This was due primarily to the impact of eliminating a higher tax-exempt gross up, unfavourable changes in the fair value of non-trading derivatives used for hedging purposes, and lower dividend income from investment securities.
     Other income grew $138 million to $627 million in 2007. Equity gains were higher than last year, partially offset by a writedown of structured credit instruments of $56 million.
Non-interest expenses
Non-interest expenses increased $51 million from last year to $143 million, mainly due to higher litigation and compensation expenses.
Credit quality
The provision for credit losses included a $25 million reduction in the general allowance in 2007, compared to a $60 million reduction in 2006.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $91 million higher than last year.
Outlook
In light of the current market conditions, gains on the sale of non-trading securities are expected to decline in 2008 from the substantial levels generated in 2007.
2007 SCOTIABANK ANNUAL REPORT     55

RISK MANAGEMENT
risk management
Risk management overview
Risk, to varying degrees, is present in all business activities of a financial services organization, so effective risk management is fundamental to the success of the Bank. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and consistent with the Bank’s objectives and risk tolerance, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.
     The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. These risk exposures include:
     1. Credit
     2. Market
     3. Liquidity
     4. Operational
     5. Reputational
     6. Environmental
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. The framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by strong risk governance, which includes active participation of the Board of Directors, senior executive and business line management in the risk management process. The framework has four main components:

     Each of these components is continually reviewed and updated to ensure that they are consistent with risk-taking activities, and that they remain relevant to the business and financial strategies of the Bank.
     This risk management framework is also applied to significant subsidiaries of the Bank. These subsidiaries have risk management programs in place that conform in all material respects to the Bank’s risk management framework, although the actual execution of their risk management programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank will assess existing risk management programs and, if necessary, develop an action plan to make improvements in a timely fashion.
Scotiabank’s risk management framework
Policies & limits
Policies define the Bank’s overall risk appetite, and are developed based on the requirements of regulatory authorities and input from the Board of Directors and senior executive management. Policies also provide guidance to the businesses and risk management units by setting the boundaries on the types of risks the Bank is prepared to assume.
     Limits are set for two purposes. First, limits control risk-taking activities within the tolerances established by the Board of Directors and senior executive management. Second, limits establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. These may change from time to time, due to market or other circumstances. Risk taking outside of these guidelines is usually approved by the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines.
     Reporting tools are also required to aggregate measures of risk across products and businesses for the purposes of ensuring compliance with policies, limits and guidelines and providing a mechanism for communicating the amounts, types and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio. A comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals is presented quarterly to the Executive and Risk Committee of the Board of Directors.
     Internal Audit independently monitors the effectiveness of risk management policies, procedures and internal controls through periodic testing of the design and operation of the processes related to the identification, measurement, management, monitoring and reporting of risks.
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RISK MANAGEMENT
The Bank implements its risk management framework using a committee structure as outlined below:
Risk governance
Risks are managed within policies and limits approved by the Board of Directors and in accordance with the governance structure outlined below:
Board of Directors and/or Board Committees:
Reviews and approves risk management strategies, policies, standards and key limits.
Senior Management Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.
Senior Credit Committees: adjudicate corporate and commercial credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Reputational Risk Committee: upon referral from business lines or risk committees, reviews business activities, initiatives, products or transactions, and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.
Strategic Transaction Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
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RISK MANAGEMENT
Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank. The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.

The Board of Directors, either directly or through the Executive and Risk Committee, reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that for the Bank, including the individual business lines:
•	target markets and product offerings are well defined,

•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified, and

•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
     Credit risk management policies are developed by Global Risk Management and detail, among other things, the credit rating systems and associated parameter estimates as well as the delegation of authority for granting credit, calculating the allowance for credit losses and authorizing writeoffs. They form an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure.
Corporate and Commercial
Portfolio management objectives and risk diversification are key factors in setting policies and limits. Credit risk limits covering specified industries, countries, and single name/aggregation exposures are reviewed and approved either by the Executive and Risk Committee or the Board of Directors annually, and applied through the credit origination process.
     Consistent with the Board-approved limits, corporate and commercial credit exposures are segmented into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry. Borrower limits are set within the context of established guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.
     If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special account group for monitoring and resolution. Global Risk Management has a specialized credit group for all adjudication decisions referred from these special account groups.
     The decision-making process for corporate and commercial credit exposures is intended to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. All significant credit requests are processed through the credit adjudication units of Global Risk Management for analysis and recommendation. Within the risk management framework, these credit units have defined authority levels appropriate to the size and risk of each transaction. Where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the request to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain transactions to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.
     The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and the borrower’s management.
     Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems. A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure and term that affect the amount of potential loss in the event of a default of the facility.
     In making credit adjudication decisions, various internal and external modeling techniques are used to supplement the risk analysis of individual borrowers and credit portfolios. In addition, a risk-adjusted return on equity profitability model is used to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate and domestic commercial portfolios, the Loan Portfolio Management Group independently reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers.
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RISK MANAGEMENT
     Banking units and Global Risk Management review the various segments of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio, and to determine whether corrective action needs to be taken. These reviews include the examination of the risk factors for particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, the Executive and Risk Committee of the Board of Directors. The Risk Policy Committee makes recommendations to the Board of Directors or the Executive and Risk Committee regarding amendments to credit policies, including limit adjustments for various industries and countries.
Consumer
The decision-making process for consumer loans, which includes small business loans, is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer focused, rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which a customer qualifies. This allows customers to choose the products that satisfy all of their credit needs. International Banking is migrating to a similar approach to underwriting and risk modeling.
     Credit scoring and policy changes proposed by the business lines are evaluated by Global Risk Management and subject to ongoing validation and review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required.
     Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.
Risk rating systems
The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. These parameters are used in various internal and regulatory credit risk quantification calculations. For non-retail exposures, parameters are associated with each borrower and its transactions through the assignment of borrower and transaction ratings. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. The credit risk rating systems meet the objectives of transparency and replicability in order to provide consistency in terms of credit adjudication, minimum lending standards by risk ratings and reporting of credit risk.
     The Bank periodically reassesses its risk rating methodologies and makes enhancements when necessary. A description of the risk rating systems used in various portfolios is given below.
Corporate and commercial portfolios
The Bank uses a dual risk rating system that separately assesses the risk of borrowers and their associated credit facilities. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements.
Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly reevaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.
The internal risk ratings are key inputs that affect loan pricing, computation of the general allowance for credit losses, and return on economic capital. The internal risk ratings also determine the management level at which the facilities can be authorized or amended. Lower-rated credits require increasingly more senior management involvement, or Risk Policy Committee approval, depending on the aggregate exposure. The internal risk ratings are also key variables that are considered as part of the Bank’s syndication process, as guidelines for hold levels are tied to different risk ratings.
Consumer portfolios
The Bank’s risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history or internal credit score. The Bank’s automated risk rating systems assess the ongoing creditworthiness of individual customers on a monthly basis. This process provides for meaningful differentiation of risk, which allows for accurate, timely and consistent estimation of loss, as well as early identification and management of problem loans.
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Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:

Interest rate risk
is the risk of loss due to: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.
Credit spread risk
is the risk of loss due to changes in the market price of credit, or the creditworthiness of a particular issuer.
Foreign currency risk
is the risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.
Equity risk
is the risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.
Commodity price risk
is the risk of loss due primarily to changes in, and volatility of, spot and forward prices of precious and base metals.

Funding	Interest rate risk
Foreign currency risk

Investments	Interest rate risk
Foreign currency risk
Equities risk
Credit spread risk

Trading	Interest rate risk
Foreign currency risk
Equities risk
Commodities risk
Credit spread risk
Risk measurement summary
Value at risk
Value at risk (VAR) is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. VAR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, about once in every 100 days, the trading positions may lose more than the VAR estimate. Changes in VAR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes. VAR is also used to evaluate risks arising in certain funding and investment portfolios.
Stress testing
VAR measures potential losses in normally active markets. An inherent limitation of VAR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on specific market events.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.
     The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at risk, stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.
     To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.
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Funding and investment activities
Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.
Chart 33
Interest rate gap
Table 21
Interest rate gap

				Non-
Interest rate sensitivity	Within	3 to	Over	interest
position(1)	3	12	1	rate
As at October 31, 2007 ($ billions)	months	months	year	sensitive	Total

Canadian dollars
Assets	$108.8	$22.2	$74.8	$46.8	$252.6
Liabilities	91.9	33.1	70.5	57.1	252.6

Gap	16.9	(10.9)	4.3	(10.3)
Cumulative gap	16.9	6.0	10.3	—

Foreign currencies
Assets	91.5	11.1	22.9	33.4	158.9
Liabilities	99.0	7.0	4.7	48.2	158.9

Gap	(7.5)	4.1	18.2	(14.8)
Cumulative gap	(7.5)	(3.4)	14.8	—

Total
Gap	$9.4	$(6.8)	$22.5	$(25.1)
Cumulative gap	9.4	2.6	25.1	—

As at October 31, 2006:
Gap	$(0.7)	$(4.4)	$27.6	$(22.5)
Cumulative gap	(0.7)	(5.1)	22.5	—

(1)	The above figures reflect the inclusion of off-balance sheet instructions, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
Table 21 shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2007, and chart 33 illustrates trends in one-year interest rate gaps. As at October 31, 2006, the Bank had a moderate one-year liability gap in Canadian dollars. During fiscal 2007, this liability gap was changed to an asset gap in anticipation of higher interest rates. The Canadian dollar margin declined in 2007 because of continuing customer preference for longer term fixed rate mortgages, and the funding of retail asset growth, in part, through wholesale deposits.
The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2007. These exposures trended higher throughout the year. Overall, foreign currency margins increased slightly in 2007.
Based on the Bank’s interest rate positions at year end 2007, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $79 million over the next 12 months. During fiscal 2007, this measure has ranged between $55 million and $100 million. This same increase would reduce the after-tax present value of the Bank’s net assets by approximately $550 million. During fiscal 2007, this measure has ranged between $550 million and $701 million.
Foreign currency risk
Foreign currency risk in the Bank’s funding and investment activities arises primarily from the Bank’s net investments in self-sustaining foreign operations and from its net corporate foreign currency positions. These corporate foreign currency positions generally consist of foreign currency profits earned in its domestic and foreign branches.
The Bank’s exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives. In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations net of related hedging activities are recorded in accumulated other comprehensive income within shareholders’ equity. While gains or losses on these net investments may increase or decrease the Bank’s capital, depending on the relative strength of the Canadian dollar against other currencies, the Bank’s regulatory capital ratios are not materially affected, since the risk-weighted assets of the foreign operations normally rise or fall in about the same proportion as the change in capital.
     The Bank is subject to foreign currency translation risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars and Mexican pesos, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Some of these economic hedges may not qualify as hedges under current accounting rules, so there is a potential for a
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mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from corporate positions are recorded directly in earnings.
     The translation effect of the strengthening of the Canadian dollar on the Bank’s earnings is summarized on page 29. In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which we operate, decreases (increases) our earnings by approximately $34 million before tax. A similar change in the Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $120 million.
Investment portfolio risks
The Bank holds investment portfolios for liquidity, longer-term capital appreciation or attractive after-tax yields. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2007, the market value of the Bank’s investment portfolios exceeded book value by $977 million (after related derivative and other hedge amounts), compared to a surplus of $1,001 million at the end of fiscal 2006. For further details, see Table 45 on page 82.
Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and aggregate VAR and stress testing limits. The quality of the Bank’s VAR is validated by regular back testing analysis, in which the VAR is compared to theoretical and actual profit and loss results. The Board reviews VAR and stress testing results quarterly.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VAR and limit compliance reporting to business unit management and executive management for evaluation and action where appropriate.
     In fiscal 2007, the one-day VAR for trading activities averaged $12.4 million, compared to $8.9 million in 2006. The increase was due primarily to increased interest rate risk with modest increases in exposures in all other risk factors. Table 22 shows VAR by risk factor.
Table 22
One-day VAR by risk factor ($ millions)

	2007				2006
	Year				Year
	end	Avg	High	Low	end	Avg	High	Low

Interest rate	18.6	8.2	18.6	5.7	9.5	6.2	10.3	2.5

Equities	4.4	5.9	14.7	2.6	2.8	5.8	9.0	2.6

Foreign exchange	2.7	1.9	5.6	0.4	0.6	1.4	3.8	0.5

Commodities	2.0	1.3	2.2	0.4	0.5	0.9	2.6	0.3

Diversification effect	(6.9)	(4.9)	N/A	N/A	(4.8)	(5.4)	N/A	N/A

All-Bank VAR	20.8	12.4	22.0	7.6	8.6	8.9	13.3	5.6

     As noted on page 42, a Bank-sponsored conduit with $1 billion of highly-rated structured credit assets was consolidated at the end of the year and the risk was aggregated with the Bank’s trading portfolios. This increased the all-Bank VAR and the interest rate VAR by $8 million and $10 million, respectively; the all-Bank VAR was subsequently reduced to levels approximating the Q4 2007 average.
Chart 34
Trading revenues(1)
     Chart 34 shows the distribution of daily trading revenue for fiscal 2007. Trading revenue averaged $3.8 million per day, compared to $4.0 million for 2006. Revenue was positive on more than 92% of trading days during the year, compared to 90% in 2006. The largest single-day loss of $16.8 million occurred on August 7, 2007, due to significant movements in the credit and equity markets. This loss also exceeded the one-day VAR estimate as shown in chart 35, although a small number of such losses is consistent with the 99% confidence level used in the VAR.
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Chart 35
Daily trading revenue vs. value at risk(1)
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above under Trading activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Note 25 to the consolidated financial statements on page 132 summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type. More than half of the notional value of the Bank’s derivative instruments mature within one year, while 86% mature within five years. Investment grade counterparties account for 87% of the credit risk amount arising from the Bank’s derivative transactions, compared to 85% in 2006.
     The Bank’s use of credit derivatives increased year over year, as notional principal amounts rose by $45.8 billion to $80.6 billion. The growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. The Bank also uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to bond or loan assets, while credit protection is bought to manage credit exposures. As at October 31, 2007, the notional value of credit default swaps sold in the investment and credit portfolios was $0.13 billion, and the notional value bought was $1.09 billion.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign off by trading management, Global Risk Management, and the Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
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Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential in order to maintain the confidence of depositors and counter-parties, and to enable our core businesses to continue to generate revenue, even under adverse circumstances. This risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     The key elements of our liquidity risk framework are:
•	Measurement and modeling — the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons and a minimum level of core liquidity.

•	Funding diversification — the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•	Core liquidity — the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to company-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

•	Stress testing — the Bank performs liquidity stress testing on a quarterly basis, or on a more frequent basis as required, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. These tests consider the effect of changes in funding assumptions, depositor behaviour, the market value of core liquidity, and market variables, including interest rates, foreign currency rates, and equity and commodity prices. The stress test results are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•	Contingency planning — the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to a liquidity crisis. The plan outlines the crisis management team’s mandate, the internal and external parties to be contacted to ensure effective distribution of information, and the actions that need to be considered at various stages of an event.
     In the latter part of the year, global funding markets were under pressure, resulting in increased funding costs for financial borrowers and their commercial paper conduits. Like other conduits, the Bank’s commercial paper conduits did encounter some difficulties, but have generally been able to fund themselves through this period. The Bank itself did not have any significant funding concerns.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 23. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2007, liquid assets were $103 billion (2006 — $98 billion), equal to 25% (2006 — 26%) of total assets. These assets consist of securities, 71% (2006 — 76%), and cash and deposits with banks, 29% (2006 — 24%).
Table 23
Liquidity

As at October 31 ($ millions)	2007	2006	2005	2004	2003

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$502	$469	$481	$356	$647
Deposits with other banks	4,152	2,445	1,770	1,255	1,382
Securities	53,429	53,762	39,361	32,211	34,234

	58,083	56,676	41,612	33,822	36,263

Foreign currency liquid assets
Cash and deposits with Bank of Canada	4,503	3,839	3,142	2,624	2,388
Deposits with other banks	20,039	16,623	15,112	12,920	16,163
Securities	19,809	20,824	22,180	19,344	20,254
Call and short loans	874	5	—	—	—

	45,225	41,291	40,434	34,888	38,805

Total liquid assets
Cash and deposits with Bank of Canada	5,005	4,308	3,623	2,980	3,035
Deposits with other banks	24,191	19,068	16,882	14,175	17,545
Securities	73,238	74,586	61,541	51,555	54,488
Call and short loans	874	5	—	—	—

	$103,308	$97,967	$82,046	$68,710	$75,068

Liquid assets as a % of total assets	25.1%	25.8%	26.1%	24.6%	26.3%
     In the course of the Bank’s day-today activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction.
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Securities may also be sold under repurchase agreements. As at October 31, 2007, total assets pledged or sold under repurchase agreements were $68 billion (2006 — $66 billion). The year-over-year increase was due to an increase in assets pledged with respect to securities borrowed and securities lent, and an increase in pledging with respect of over-the-counter derivatives, offset by a decrease in securities sold under repurchase agreements.
Funding
The Bank ensures that its funding sources are well diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, core deposits from retail and commercial clients through our domestic and international branch network, and wholesale funding. The Bank also securitizes mortgages through the Canada Mortgage Bonds program as an alternative source of funding, and for liquidity and asset/liability management purposes. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $192 billion as at October 31, 2007, versus $178 billion last year (see chart 36). This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2007, the Bank’s core funds represented 47% of total funding, unchanged from last year.
Chart 36
Core funds
Contractual obligations
Table 24 provides aggregated information about the Bank’s contractual obligations as at October 31, 2007, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 10, 23, 22 and 18, respectively, of the 2007 consolidated financial statements.
Table 24
Contractual obligations

	Under	1-3	4-5	Over
($ millions)	1 year	years	years	5 years	Total

Term funding
Wholesale deposit notes	7,312	6,821	3,389	4,038	21,560
Euro MTN	2,708	11,373	2,705	582	17,368
Subordinated	243	—	—	1,467	1,710
debentures Other long-term liabilities	86	359	290	434	1,169

Subtotal	10,349	18,553	6,384	6,521	41,807
Operating leases	169	266	169	191	795
Outsourcing obligations	211	412	408	416	1,447

Total	10,729	19,231	6,961	7,128	44,049
     The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access the global financial markets and extend its maturity profile, as appropriate. In 2007, the Bank issued approximately $15.7 billion of term funding in the domestic, euro, Yankee and other markets. Wholesale deposit notes include a $1 billion term deposit issued to Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario, which in turn issued $1 billion of Trust Subordinated Notes that are fully and unconditionally guaranteed by the Bank. The outstanding balance of the Bank’s subordinated debentures decreased in 2007, as the redemption of an existing issue was not replaced.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $197 million in 2007.
     The Bank has entered into two major outsourcing contracts. The largest is a seven-year contract with IBM Canada, signed in 2001, to manage the Bank’s domestic computer operations, including data centres, branches, automated banking machines and desktop computing environment. This contract was expanded in 2005 to include the computer operations for the Caribbean and Central America, and Mexico. The contract for the Canadian operations was recently renewed and has been extended until 2013. The second is a three-year contract, with two optional five-year renewals, signed in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The first of the five-year renewal options has been exercised. These outsourcing contracts are cancellable with notice.
Capital commitments
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
     Total capital expenditures were $274 million in 2007, up 20% from $229 million in 2006. The increase was primarily in real estate, which rose $37 million or 24%, due to the ongoing growth of our retail branch network in Canada and internationally, especially in Mexico. Technology-related spending increased $8 million or 11%.
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Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.

The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled. The governing principles and fundamental components of the Bank’s operational risk management approach include:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.
•	A robust internal control environment.
•	An effective organization structure through which operational risk is managed, including:
—	A Board of Directors responsible for sound corporate governance.

—	Executive management who have clearly defined areas of responsibility.

—	A central operational risk management unit responsible for developing methods to identify, assess and monitor operational risks.

—	Independent specialist units responsible for developing methods to control/mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks.

—	Separation of duties between key functions.

—	An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for determining whether appropriate controls are in place to ensure that overall risk is at an acceptable level.
•	A variety of risk management programs, including a program designed to promote compliance with relevant laws and regulatory requirements. Compliance risk is managed through an established network and a process that includes: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; and monitoring and resolving issues.

•	An operational risk management framework, consisting of processes and controls to identify, assess, monitor and manage operational risk.
The following are key components of the Bank’s operational risk management framework:
•	The Bank’s risk control self-assessment program, which is managed by Global Risk Management’s central operational risk management unit, entails formal reviews of significant operations to identify and assess operational risks. This program provides a basis for management to ensure that appropriate and effective controls and processes are in place on an ongoing basis to mitigate operational risk and, if not, that appropriate corrective action is being taken. Where appropriate, business line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk management unit, captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management.

•	The Bank’s business continuity management policies, which require that all business units develop business continuity capabilities for their respective functions. The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and tracks, monitors and ensures compliance with these policies.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.
Reputational risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct or business practices, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal Department, Corporate Secretary, Public, Corporate & Government Affairs and Compliance departments, and the Bank’s Reputational Risk Committee, are particularly oriented to the management of reputational risk.
     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as a policy and
66   2007 SCOTIABANK ANNUAL REPORT

RISK MANAGEMENT
procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and products.
     The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has a Board-approved environmental policy. The policy guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings. It is supplemented by specific policies and practices relating to individual business lines.
     Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 56.
     In 2006, the Bank’s environmental risk practices in the area of project finance were further enhanced with the adoption of the revised Equator Principles. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour. The revised principles have been integrated into the Bank’s internal policies and procedures.
     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings.
     In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. In order to further reduce the Bank’s environmental footprint, we are in the process of developing and implementing more definitive management processes on energy and paper use. With respect to energy use, greenhouse gas emissions (GHG) will be reported for the first time in 2007. With respect to paper use, a paperless banking campaign launched in 2007 led to significant numbers of customers switching to paperless banking options.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address the issues of climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to our customers and communities where we operate. We have an ongoing process of reviewing our policies in these areas. Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project in Canada, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management.
     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com, and Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.
2007 SCOTIABANK ANNUAL REPORT   67

CONTROLS AND ACCOUNTING POLICIES
Controls and accounting policies
Controls and procedures
Management’s responsibility for financial information contained in this annual report is described on page 94. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed this annual report, and the Board of Directors has reviewed and approved this annual report prior to its release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
     Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed with, or submitted, to securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified by these regulators. This information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
     Internal control over financial reporting is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel. This process provides reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. These controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the annual or interim financial statements.
     The management of the Bank is responsible for establishing and maintaining disclosure controls and procedures, and has designed these disclosure controls and procedures, to ensure that the required objectives described above have been met.
     As of October 31, 2007, the Bank’s management evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of, the CEO and the CFO. In addition, the Bank’s management has assessed whether during the 2007 fiscal year, there have been any changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
     The Bank continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, the Bank’s management acknowledges that its disclosure controls and procedures will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
     Based on the evaluation of disclosure controls and procedures, and assessment of changes in internal control over financial reporting, the CEO and CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls and procedures are effective; and

•	during the 2007 fiscal year, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 1 on pages 101 to 106 summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates and subjective judgments that are difficult, complex, and often related to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgments and estimates could have a material impact on the Bank’s financial statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.
68   2007 SCOTIABANK ANNUAL REPORT

CONTROLS AND ACCOUNTING POLICIES
Allowance for credit losses
The allowance for credit losses, composed of the specific and general allowances, represents management’s best estimate of the probable credit losses in the portfolio of deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees.
     Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgments at many levels, including identifying credits that are impaired, considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes to these estimates, or the use of different but also reasonable judgments and estimates could directly affect the provision for credit losses.
     Specific allowances are an estimate of probable incurred losses related to existing impaired loans. In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on evidence available about the individual borrower. Based on management’s judgment, a loan is considered to be impaired when there is no longer reasonable assurance that interest and principal payments will be made on a timely basis. Management determines net realizable value by making estimates and judgments about the amount and timing of future cash flows, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.
     Specific allowances for certain homogenous portfolios, including residential mortgages, credit card loans, and most personal loans are determined on a group basis. The process involves estimating the probable losses inherent in the portfolio by using a formula method that takes into account recent loss experience.
     Overall, credit quality remained strong in 2007. New specific provisions were higher in 2007, combined with greater recoveries in 2007, resulting in a small net increase in specific provisions for credit losses in 2007 compared to 2006.
     The general allowance is an estimate of probable incurred losses that are inherent in the portfolio of loans and loan commitments, but have not yet been specifically identified on an individual basis. Management determines the general allowance based on numerous factors, including historical default probabilities, loss severity in the event of default and exposure at default. Management applies best estimates of these parameters and, using an internally developed model, arrives at an initial quantitative estimate of the general allowance. Material changes in any of the above parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the general allowance level. If either the probability of default or the loss severity parameters for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $61 million (2006 — $65 million). Senior management determines whether it is necessary to adjust the quantitative estimate for the general allowance to take account of portfolio conditions not reflected in the historically based credit parameters used in the model. Considerations include observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the general allowance on a quarterly basis to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The general allowance for credit losses as at October 31, 2007, was $1,298 million, a reduction from $1,307 million a year ago. At the end of the second quarter, the general allowance for credit losses was reduced by $25 million in the Consolidated Statement of Income, while there was a $16 million increase resulting from the consolidation of an acquisition in Costa Rica for a net reduction of $9 million in 2007. This net decline follows a reduction of $23 million in 2006 and $45 million in 2005.
Fair value of financial instruments
Financial instruments in the Bank’s trading portfolios are composed primarily of securities and derivatives. These trading instruments are carried at fair value on the Consolidated Balance Sheet, with changes in the fair values of trading instruments included in the Consolidated Statement of Income (see Note 1 for further details on significant accounting policies). Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act.
     Beginning in fiscal 2007, under the new accounting standards for financial instruments, all investment securities designated as available-for-sale (other than equity securities which do not have a quoted market price in an active market), as well as all derivatives used for asset/liability management, are recorded at fair value on the balance sheet. Prior to fiscal 2007, all investment securities, as well as derivatives used for asset/liability management which qualified for hedge accounting treatment, were recorded at cost or amortized cost.
     Trading securities and available-for-sale securities are normally valued using quoted market prices, including prices obtained from external fund managers and dealers. Most derivatives are not actively traded and are therefore normally valued using models which incorporate independent and observable market parameters. These market inputs include observable interest rates, foreign exchange rates, credit spreads, equity prices, commodity prices and option volatilities. In certain instances where the derivative is complex or less actively traded and observable market data is not readily available, management’s judgment on valuation inputs is necessary. Management also applies judgment in the selection of valuation models, as
2007 SCOTIABANK ANNUAL REPORT   69

CONTROLS AND ACCOUNTING POLICIES
Table 25
Valuation methodology for financial instruments

	2007
	Assets			Liabilities
				Obligations
		Available-		related to
	Trading	for-sale		securities
	Securities	securities	Derivatives	sold short	Derivatives

Fair value based on:
Quoted market prices	99%	73%	0%	100%	0%
Internal models with significant observable market parameters	1%	25%	98%	0%	98%
Internal models with significant unobservable market parameters	0%	2%	2%	0%	2%

Total	100%	100%	100%	100%	100%

well as consideration, on a portfolio basis, of customer credit risk and ongoing direct costs in the determination of fair value. Uncertainty in these estimates can affect the fair value and financial results recorded; however, the impact of any change in these estimates is not expected to be significant.
     Commencing in fiscal 2007, as required by new accounting standards on financial instruments (see Note 1 on pages 101 to 106), inception profit on derivatives with unobservable market data is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount was insignificant in fiscal 2007.
     The breakdown of valuation sources for trading securities, available-for-sale securities, obligations related to securities sold short and derivatives is shown in Table 25. Percentages for trading instruments are in line with prior years.
Other-than-temporary impairment of securities other than trading
Commencing in fiscal 2007, under the new accounting standards for financial instruments, all investment securities except for equity accounted investments have been designated as available for sale. Available-for-sale securities, except for equity securities which do not have a quoted market price in an active market, are recorded at fair value on the balance sheet. Any unrealized gains and losses on these available-for-sale securities are recorded in other comprehensive income until realized, at which time they are recorded in the statement of income. Prior to fiscal 2007, all investment securities were recorded at cost or amortized cost.
     Management reviews the fair value of available for sale securities each quarter to determine whether a decline in fair value compared to cost or amortized cost is other than temporary. To assess whether an other-than-temporary impairment has occurred, management must make certain judgments and estimates, and considers factors such as the length of time and extent to which the fair value of a security has been below its cost or amortized cost, prospects for recovery in fair value, the issuer’s financial condition and future prospects, and the Bank’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Once management has determined that the security has suffered an other-than-temporary decline in value, the carrying value of the security is written down to its estimated fair value. To estimate fair value, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security. Prior to fiscal 2007, the carrying value of the security was reduced to net realizable value which was not materially different from fair value. Other-than-temporary impairments are recorded in net gains on securities, other than trading in the Consolidated Statement of Income.
     As at October 31, 2007, the Bank was holding an immaterial amount of Canadian non-bank asset-back commercial paper as available-for-sale securities. Since the scheduled principal repayments were past due and there was uncertainty of ultimate recovery on these holdings, the Bank recorded an other-than-temporary impairment charge on these holdings in the fourth quarter of 2007 which totaled $20 million (pre-tax). The Bank used estimates of the fair value of the underlying assets held by the issuing commercial paper conduits to estimate the fair value of the commercial paper. Additionally, the Bank holds an immaterial amount of debt investments issued by structured investment vehicles (SIVs) for which an other-than-temporary impairment charge of $56 million was recorded in the fourth quarter of 2007. The Bank used the underlying net asset value of the investment vehicles to approximate the fair value of the debt instruments issued by these vehicles at year end. The Bank does not sponsor or manage any SIVs. The ultimate realizable amount on these investments will likely vary from the year-end fair values.
     As at October 31, 2007, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,183 million, and the gross unrealized losses were $211 million, resulting in a net unrealized gain of $972 million before related derivative and other hedge amounts ($977 million after related derivative and other hedge amounts). As at October 31, 2007, there were $3,553 million of available-for-sale securities that had been in a continuous unrealized loss position for more than 12 months. The associated unrealized loss recorded in accumulated other comprehensive income on these securities as at October 31, 2007, was $90 million, of which $85 million related to debt securities and $5 million related to equity securities. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
70   2007 SCOTIABANK ANNUAL REPORT

CONTROLS AND ACCOUNTING POLICIES
Pensions and other employee future benefits
The Bank sponsors various pension and other future benefit plans for eligible employees in Canada, the United States, Mexico and other international operations.
     Actuarial methods are used in the calculation of employee future benefit expense and the related benefit obligation based on management’s best estimate of certain key assumptions, which are reviewed and approved each year. These assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management applies judgment, taking into consideration, among other things, expectations of future economic trends, and business conditions, including inflation rates. As well, management reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation. Little judgment is required in selecting this rate, since it is generally prescribed to be equal to the current yield on long-term, high-quality corporate bonds with a duration similar to the benefit obligation. The management assumption with the greatest potential impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2007 would have been $49 million higher (lower). Over the past 10-year period, the actual annualized rate of return of 9.6% on the assets of the Bank’s main pension plan exceeded the assumed annualized rate by 2.2%.
     The difference between actual experience and assumptions made by management will result in a net actuarial gain or loss, and will consequently increase or decrease the benefit expense for future years. In accordance with Canadian GAAP, this difference is amortized into income over future periods, rather than being recognized immediately as income or expense. Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 11 to 22 years for the Bank’s principal pension plans, and 11 to 27 years for the Bank’s principal other benefit plans.
     Note 18 on pages 120 to 122 of the 2007 consolidated financial statements contains details of the Bank’s employee future benefit plans, such as the disclosure of pension and other future benefit amounts, management’s key assumptions, along with a sensitivity analysis of changes in these assumptions on the employee future benefit obligation and expense. In addition, Note 1 on pages 101 to 106 contains further information on the significant accounting policies underlying the accounting for employee future benefits.
Corporate income taxes
The provision for income taxes and future income tax assets and liabilities requires management’s judgment and is determined based on expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If the actual timing of the reversals of the future tax asset and liabilities differs from the expected timing or if management’s interpretations of the legislation differ from those of the tax authorities, the provision for income taxes could increase or decrease in future periods. Management is required to assess whether it is likely that the future income tax assets will be realized prior to expiration and, based on this assessment, determine if the recording of a valuation allowance is required.
     Total gross future tax assets related to subsidiaries’ unused income tax losses arising in prior years were $203 million as at October 31, 2007 (2006 – $357 million), for which the Bank established a valuation allowance of $102 million (2006 – $183 million) due to uncertainty about the realization of these losses. Furthermore, one of the Bank’s foreign subsidiaries has a valuation allowance of $213 million (2006 – $nil) related to certain loan loss allowances available to be applied against future taxable earnings. If and when there is greater certainty of realizing these future tax assets, the Bank will adjust the valuation allowances. The Bank’s total net future income tax asset was $1,114 million as at October 31, 2007 (2006 – $1,478 million). Note 1 on pages 101 to 106 and Note 17 on page 119 of the 2007 consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs) on behalf of its customers and for its own purposes. These VIEs can be generally categorized as multi-seller commercial paper conduits, funding vehicles, structured finance entities and collateralized debt obligation entities. Further details are provided on pages 42 to 43 in the Off-balance sheet arrangements section. Management is required to exercise judgment to determine whether a VIE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules, and determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the holder that is exposed to the majority of the variability in the VIE’s expected losses, expected residual returns, or both, to determine whether the Bank should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows. Further details with respect to the Bank’s involvement with VIEs are provided in Note 6 to the consolidated financial statements on pages 110 to 111.
     In the fourth quarter of 2007, the Bank re-evaluated its primary beneficiary assessments of the multi-seller commercial paper conduits that it operates and continued to conclude that it was
2007 SCOTIABANK ANNUAL REPORT   71

CONTROLS AND ACCOUNTING POLICIES
not the primary beneficiary. As such, the assets of these conduits are not consolidated with the Bank’s assets.
     At the end of 2007, the Bank decided to wind up an asset-backed commercial paper conduit that was previously not consolidated. As a result of this decision and actions taken to initiate the unwinding, the Bank became the primary beneficiary and consolidated the assets and liabilities. (See Variable interest entities on pages 42 to 43.)
Changes in accounting policies
The Bank’s significant accounting policies are set out in Note 1 on pages 101 to 106 of the 2007 consolidated financial statements. Included within that note is a description of the changes in accounting policies required to be adopted in response to new accounting standards in 2007.
     Commencing November 1, 2006, the Bank adopted three new accounting standards: (i) Financial Instruments – Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-trading liabilities. Note 1 on pages 101 to 106 provides further details on the resulting changes in accounting policy arising from these new standards.
     A new Statement of Comprehensive Income now forms part of the Bank’s consolidated financial statements and displays current period net income and other comprehensive income. Accumulated other comprehensive income (loss) is a separate component of shareholders’ equity. The Consolidated Statement of Comprehensive Income reflects changes in accumulated other comprehensive income, including changes in unrealized gains and losses on available-for-sale assets, the fair value of derivatives designated as cash flow hedges, to the extent they are effective, and foreign currency translation amounts arising from self-sustaining foreign operations.
     Prior periods have not been restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations have been reclassified to accumulated other comprehensive income (loss).
     As a result of these changes, the Bank has recorded a net reduction of $61 million (net of income tax benefit of $31 million) to opening retained earnings. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges. The adoption of these new accounting policies did not have a material impact on the Bank’s results of operations for fiscal 2007.
Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties.
     Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $10.4 million as at October 31, 2007 (2006 – $6.7 million), and loans to directors totaled $0.7 million (2006 – $0.1 million).
     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 16 of the Consolidated Financial Statements on page 117).
     The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $418 million as at October 31, 2007 (2006 – $533 million), while actual utilized amounts were $204 million (2006 – $303 million).
     The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in generally accepted accounting principles. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Audit Department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.
72   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Supplementary Data*
Geographic information
Table 26
Net income by geographic segment

	2007					2006					2005
				Other					Other					Other
		United		Inter-			United		Inter-			United		Inter-
For the fiscal years ($ millions)	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total

Net interest income	$4,294	$152	$887	$2,012	$7,345	$4,029	$71	$802	$1,656	$6,558	$3,808	$199	$690	$1,438	$6,135
Other income	3,084	698	478	930	5,190	2,883	581	403	726	4,593	2,737	484	363	716	4,300
Provision for credit losses	295	(91)	68	23	295	273	(41)	27	17	276	262	(93)	34	70	273
Non-interest expenses	4,285	224	723	1,712	6,944	4,110	241	630	1,448	6,429	3,917	246	669	1,185	6,017
Provision for income taxes	474	215	51	225	965	478	138	(17)	153	752	450	216	1	142	809
Non-controlling interest	—	—	12	106	118	—	—	15	83	98	—	—	10	61	71
Preferred dividends paid	20	5	6	15	46	12	2	3	7	24	9	2	2	6	19

	$2,304	$497	$505	$861	$4,167	$2,039	$312	$547	$674	$3,572	$1,907	$312	$337	$690	$3,246

Corporate adjustments(1)					(173)					(23)					(62)

Net income available to common shareholders					$3,994					$3,549					$3,184

(1)	Revenues and expenses which have not been allocated to specific operating business lines are reflected in corporate adjustments.
Table 27
Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2007	2006	2005	2004	2003	2007	2003

Canada
Atlantic provinces	$14.2	$12.7	$12.1	$11.3	$10.0	6.2%	6.5%
Quebec	14.2	13.1	9.8	8.4	7.9	6.2	5.0
Ontario	91.1	81.5	72.4	66.5	60.8	39.5	39.0
Manitoba and Saskatchewan	6.0	5.4	5.3	5.1	5.0	2.6	3.2
Alberta	19.9	17.1	14.7	13.7	11.7	8.6	7.5
British Columbia	18.8	16.4	14.2	13.3	12.8	8.1	8.2

	164.2	146.2	128.5	118.3	108.2	71.2	69.4

United States	14.9	14.3	8.8	9.8	13.8	6.5	8.9

Mexico	8.9	9.3	8.5	7.3	7.1	3.9	4.6

Other International
Europe	10.2	8.1	7.3	6.1	8.0	4.4	5.1
Caribbean	12.2	11.6	10.1	10.1	10.2	5.3	6.6
Latin America	11.6	9.2	5.2	4.9	5.1	5.0	3.3
Other	9.9	7.4	6.5	5.0	5.0	4.3	3.1

	43.9	36.3	29.1	26.1	28.3	19.0	18.1

General allowance(1)	(1.3)	(1.3)	(1.3)	(1.4)	(1.5)	(0.6)	(1.0)

Total loans and acceptances	$230.6	$204.8	$173.6	$160.1	$155.9	100.0%	100.0%

(1)	As at October 31.
Table 28
Gross impaired loans by geographic segment

As at October 31 ($ millions)	2007	2006	2005	2004	2003

Canada	$606	$655	$537	$489	$675
United States	11	119	331	701	1,084
Mexico	188	213	190	223	398
Other International	739	883	762	787	1,105

Total	$1,544	$1,870	$1,820	$2,200	$3,262

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.
2007 SCOTIABANK ANNUAL REPORT   73

SUPPLEMENTARY DATA
Table 29
Specific provision for credit losses by geographic segment

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Canada	$295	$273	$264	$299	$395
United States	(91)	(41)	(93)	54	270
Mexico	68	27	34	6	2
Other International	23	17	70	131	226

Total	$295	$276	$275	$490	$893

Table 30
Geographic distribution of earning assets

	2007
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2006	2005	2004	2003

North America
Canada	$247.5	66.0%	$218.4	$187.2	$166.9	$158.5
United States	36.3	9.7	41.9	32.5	25.0	34.1

	283.8	75.7	260.3	219.7	191.9	192.6

Mexico	19.8	5.3	21.1	20.4	18.7	18.2

Europe
United Kingdom	6.4	1.7	6.4	6.8	7.4	8.1
Germany	3.8	1.0	3.5	2.0	3.5	2.9
Ireland	6.2	1.6	4.8	4.0	2.0	1.4
France	2.3	0.6	2.5	1.9	1.1	1.5
Netherlands	1.4	0.4	1.5	1.7	0.8	1.5
Other	5.5	1.5	3.4	4.2	3.4	4.8

	25.6	6.8	22.1	20.6	18.2	20.2

Caribbean
Jamaica	3.2	0.9	3.1	2.8	3.0	2.6
Puerto Rico	2.1	0.6	2.0	1.7	1.9	2.1
Bahamas	2.4	0.6	2.4	1.8	1.7	1.7
Trinidad & Tobago	1.7	0.5	1.5	1.7	1.5	1.6
Other	7.3	1.9	9.0	6.1	6.7	6.4

	16.7	4.5	18.0	14.1	14.8	14.4

Latin America
Chile	4.2	1.1	4.2	3.2	3.3	3.4
Peru	4.5	1.2	4.1	0.1	0.2	0.2
Other	7.0	1.9	4.3	3.7	3.3	3.5

	15.7	4.2	12.6	7.0	6.8	7.1

Asia
India	2.5	0.7	1.8	1.5	2.0	1.1
Malaysia	1.4	0.4	1.3	1.8	1.4	1.5
South Korea	1.8	0.5	1.6	1.7	1.4	1.8
Japan	1.8	0.5	1.1	1.0	1.1	1.7
Hong Kong	1.6	0.4	1.7	1.4	0.9	1.0
Other	3.6	0.9	2.9	2.7	2.4	2.0

	12.7	3.4	10.4	10.1	9.2	9.1

Middle East and Africa	1.8	0.5	1.8	1.1	0.7	0.4

General allowance (1)	(1.3)	(0.4)	(1.3)	(1.3)	(1.4)	(1.5)

Total	$374.8	100.0%	$345.0	$291.7	$258.9	$260.5

(1)	As at October 31.

74   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Credit risk
Table 31
Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2007	2006
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates	Other	Total	Total

Mexico	$1,298	$—	$84	$474	$1,939	$1	$3,796	$4,093

Asia
India	$782	$4	$594	$263	$—	$60	$1,703	$1,524
South Korea	778	—	458	368	—	55	1,659	1,405
China	419	11	963	16	—	23	1,432	989
Japan	718	21	71	73	—	47	930	1,132
Hong Kong	393	1	50	310	—	22	776	1,082
Malaysia	177	—	5	292	140	—	614	853
Thailand	21	—	16	96	196	—	329	210
Other(2)	254	206	254	150	—	8	872	820

	$3,542	$243	$2,411	$1,568	$336	$215	$8,315	$8,015

Latin America
Brazil	$568	$—	$682	$295	$—	$11	$1,556	$1,467
Chile	751	—	2	—	416	—	1,169	1,199
Costa Rica	564	—	40	—	380	—	984	764
Peru	139	—	30	25	552	—	746	574
El Salvador	200	—	14	—	310	—	524	570
Venezuela	4	—	4	3	77	—	88	161
Other(3)	592	6	35	41	—	—	674	689

	$2,818	$6	$807	$364	$1,735	$11	$5,741	$5,424

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

(3)	Includes Argentina, Colombia, Panama and Uruguay.
Table 32
Loans and acceptances by type of borrower

Excludes reverse repos	2007
As at September 30 ($ billions)	Balance	% of total	2006	2005

Loans to households
Residential mortgages	$100.9	43.7%	$88.2	$74.6
Credit cards	10.0	4.3	9.1	8.6
Personal loans	31.4	13.6	29.4	25.6

	142.3	61.6	126.7	108.8
Loans to businesses and governments
Financial services	17.1	7.4	13.0	9.5
Wholesale and retail	11.5	5.0	10.2	10.2
Real estate and construction	8.7	3.7	7.0	6.0
Oil and gas	6.8	3.0	5.2	3.1
Transportation	5.2	2.3	4.9	4.0
Automotive	4.7	2.0	4.7	5.8
Agriculture	3.8	1.7	3.4	2.9
Government	2.3	1.0	3.4	2.0
Hotels and leisure	3.3	1.4	3.4	2.8
Mining and primary metals	4.2	1.8	3.1	2.7
Utilities	2.0	0.9	2.9	1.4
Health care	2.9	1.3	2.9	2.0
Telecommunications and cable	1.8	0.8	2.5	1.7
Media	2.5	1.1	2.4	2.0
Chemical	2.8	1.2	2.2	2.2
Food and beverage	2.3	1.0	2.2	2.1
Forest products	1.8	0.8	1.5	1.8
Other	5.9	2.6	4.5	3.9

	89.6	39.0	79.4	66.1

	231.9		206.1	174.9
General allowance (1)	(1.3)	(0.6)	(1.3)	(1.3)

Total loans and acceptances	$230.6	100.0%	$204.8	$173.6

(1)	As at October 31.

2007 SCOTIABANK ANNUAL REPORT   75

SUPPLEMENTARY DATA
Table 33
Off-balance sheet credit instruments

As at October 31 ($ billions)	2007	2006	2005	2004	2003

Commitments to extend credit	$114.3	$105.9	$99.9	$104.2	$110.5
Standby letters of credit and letters of guarantee	18.4	18.5	15.8	14.4	14.2
Securities lending, securities purchase commitments and other	13.8	13.0	9.3	4.8	7.7

Total	$146.5	$137.4	$125.0	$123.4	$132.4

Table 34
Changes in net impaired loans(1)

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Gross impaired loans
Balance at beginning of year	$1,870	$1,820	$2,200	$3,241	$3,987
Net additions
New additions	1,338	1,262	1,263	1,774	2,634
Declassifications, payments and loan sales	(891)	(956)	(1,034)	(1,680)	(1,936)

	447	306	229	94	698
Acquisition of subsidiaries	33	340	64	—	—
Writeoffs
Residential mortgages	(5)	(5)	(6)	(7)	(9)
Personal loans	(301)	(214)	(237)	(198)	(192)
Credit cards	(183)	(150)	(130)	(145)	(116)
Business and government	(209)	(174)	(277)	(632)	(610)

	(698)	(543)	(650)	(982)	(927)
Foreign exchange and other	(108)	(53)	(23)	(153)	(517)

Balance at end of year	1,544	1,870	1,820	2,200	3,241

Specific allowance for credit losses
Balance at beginning of year	1,300	1,139	1,321	1,719	1,892
Acquisition of subsidiaries	38	323	59	—	—
Specific provision for credit losses	295	276	275	490	893
Writeoffs	(698)	(543)	(650)	(982)	(927)
Recoveries by portfolio
Residential mortgages	4	3	1	2	1
Personal loans	73	71	75	78	79
Credit cards	35	37	32	32	26
Business and government	74	70	97	46	58

	186	181	205	158	164
Foreign exchange and other(2)	(178)	(76)	(71)	(64)	(303)

Balance at end of year	943	1,300	1,139	1,321	1,719

Net impaired loans
Balance at beginning of year	570	681	879	1,522	2,095
Net change in gross impaired loans	(326)	50	(380)	(1,041)	(746)
Net change in specific allowance for credit losses	357	(161)	182	398	173

Balance at end of year	601	570	681	879	1,522
General allowance for credit losses	1,298	1,307	1,330	1,375	1,475

Balance after deducting general allowance	$(697)	$(737)	$(649)	$(496)	$47

(1)	Excludes net impaired loans pertaining to designated emerging markets in 2003.

(2)	Includes $5 transferred to other liabilities in 2006, $2 transferred from other liabilities in 2005, and $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.

76   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 35
Provisions for credit losses

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Specific provisions for credit losses
Net specific provisions	$481	$457	$480	$648	$1,057
Recoveries	(186)	(181)	(205)	(158)	(164)

Net specific provisions for credit losses(1)	295	276	275	490	893
General provision	(25)	(60)	(45)	(100)	—

Total net provisions for credit losses	$270	$216	$230	$390	$893

(1)	Excluding reversals of credit losses related to Argentina, net specific provisions were $957 in 2003.
Table 36
Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2007	2006	2005

Personal
Residential mortgages	$(9)	$10	$11
Other personal loans	449	283	275

	440	293	286

Businesses and governments
Financial services	(10)	—	10
Wholesale and retail	(39)	5	11
Real estate and construction	(11)	(7)	27
Oil and gas	(1)	—	(3)
Transportation	(9)	4	(6)
Automotive	1	11	6
Agriculture	(4)	2	11
Government	2	(6)	5
Hotels and leisure	(5)	(21)	20
Mining and primary metals	(4)	(10)	(47)
Utilities	(18)	(21)	(71)
Health care	(1)	2	3
Telecommunications and cable	(5)	(14)	17
Media	(13)	(4)	(3)
Chemical	(22)	13	4
Food and beverage	(6)	7	(17)
Forest products	—	(1)	10
Other	—	23	12

	(145)	(17)	(11)

Total specific provisions	$295	$276	$275

2007 SCOTIABANK ANNUAL REPORT   77

SUPPLEMENTARY DATA
Table 37
Non-performing loans by type of borrower

	2007				2006
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal
Residential mortgages	$189	$(40)	$229	$178	$(138)	$316
Other personal loans	57	(527)	584	13	(456)	469

	246	(567)	813	191	(594)	785

Businesses and governments
Financial services	14	(7)	21	—	(9)	9
Wholesale and retail	71	(87)	158	58	(167)	225
Real estate and construction	62	(58)	120	84	(134)	218
Oil and gas	20	—	20	—	—	—
Transportation	15	(23)	38	1	(42)	43
Automotive	4	(12)	16	20	(34)	54
Agriculture	21	(25)	46	18	(40)	58
Government	12	(27)	39	—	(8)	8
Hotels and leisure	11	(7)	18	42	(12)	54
Mining and primary metals	36	(32)	68	4	(40)	44
Utilities	1	(2)	3	4	(17)	21
Health care	7	(9)	16	3	(15)	18
Telecommunications and cable	—	(4)	4	88	(38)	126
Media	—	(6)	6	2	(7)	9
Chemical	—	(8)	8	—	(33)	33
Food and beverage	22	(10)	32	1	(37)	38
Forest products	13	(15)	28	5	(15)	20
Other	46	(44)	90	49	(58)	107

	355	(376)	731	379	(706)	1,085

	601	(943)	1,544	570	(1,300)	1,870
Allowance for credit losses — general	(1,298)			(1,307)

Net impaired loans after general allowance	$(697)	$(943)	$1,544	$(737)	$(1,300)	$1,870

78   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Capital
Table 38
Capital funding activity
Issues
Maturities/Redemptions/Repurchases

Tier 1 Capital

Preferred shares

January 24, 2007	$345,000,000 Series 14 Non-cumulative Preferred Shares

April 5, 2007	$300,000,000 Series 15 Non-cumulative Preferred Shares

April 17, 2007	$45,000,000 Series 15 Non-cumulative Preferred Shares

October 12, 2007	$345,000,000 Series 16 Non-cumulative Preferred Shares

Tier 1 Capital

Capital instruments liabilities

October 31, 2007	$250,000,000 Non-cumulative Preferred Shares issued by Scotia Mortgage Investment Corporation (Scotia BOOMS)

Tier 2 Capital

Trust subordinated notes

October 31, 2007	$1,000,000,000 5.25% Scotiabank Trust Subordinated Notes — Series A issued through Scotiabank Subordinated Notes Trust

Tier 2 Capital

Subordinated debt

July 16, 2007	$500,000,000 6.25% debentures due July 16, 2012

Table 39
Risk-weighted assets

As at October 31 ($ billions)			2007		2006
Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
—	0 — 20%	Cash resources	$29.2	$4.3	$23.4	$4.4
—	0 — 100%	Securities(1)	88.8	10.7	95.5	12.3
—	0 — 50%	Residential mortgages	102.0	35.0	89.4	30.3
—	0 — 100%	Loans and acceptances	159.2	113.0	148.6	103.5
—	0 — 100%	Other assets	32.3	8.1	22.1	8.2

		Total on-balance sheet	411.5	171.1	379.0	158.7

Off-balance sheet
		Indirect credit instruments
0 — 10%	0 — 100%	One year and under credit commitments	67.9	1.9	61.4	0.8
20%	0 — 100%	Short-term trade letters of credit	1.2	0.1	1.0	0.1
50%	0 — 100%	Longer-term credit commitments	46.4	17.6	44.5	17.7
50%	0 — 100%	Performance guarantees	7.9	3.9	8.4	4.2
100%	0 — 100%	Standby letters of credit, letters of guarantee, securities lending and other commitments	24.4	7.4	22.1	6.4

			147.8	30.9	137.4	29.2

		Interest rate instruments
0 — 1.5%	0 — 50%	Futures and forward rate agreements	120.4	—	148.0	—
0 — 1.5%	0 — 50%	Interest rate swaps	565.3	1.5	472.1	1.3
0 — 1.5%	0 — 50%	Interest rate options	96.7	—	66.1	0.1

			782.4	1.5	686.2	1.4

		Foreign exchange instruments
1 — 7.5%	0 — 50%	Futures and foreign exchange contracts	276.9	2.9	197.0	1.4
1 — 7.5%	0 — 50%	Currency swaps	97.5	3.2	85.4	2.1
1 — 7.5%	0 — 50%	Currency options	5.2	0.1	5.2	—

			379.6	6.2	287.6	3.5

		Other derivative instruments
6 — 10%	0 — 50%	Equity swaps and options	38.3	0.9	31.3	0.7
6 — 15%	0 — 50%	Credit derivatives	80.6	1.6	34.8	0.7
7 — 15%	0 — 50%	Other	6.1	0.3	4.8	0.3

			125.0	2.8	70.9	1.7

		Total off-balance sheet	1,434.8	41.4	1,182.1	35.8

		Total gross and risk-weighted assets	1,846.3	212.5	1,561.1	194.5

		Impact of master netting		(4.2)		(2.5)

		Market risk — risk assets equivalent(1)		10.0		5.0

		Total	$1,846.3	$218.3	$1,561.1	$197.0

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk — risk assets equivalent.”
2007 SCOTIABANK ANNUAL REPORT   79

SUPPLEMENTARY DATA
Revenues and expenses
Table 40
Volume/rate analysis of changes in net interest income

	2007 versus 2006			2006 versus 2005
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets	$2,788	$656	$3,444	$1,930	$2,063	$3,993
Total interest-bearing liabilities	(1,773)	(890)	(2,663)	(1,130)	(2,212)	(3,342)

Change in net interest income	$1,015	$(234)	$781	$800	$(149)	$651

(1)	Refer to the non-GAAP measures on page 29.
Table 41
Other income

						2007
						versus
For the fiscal years ($ millions)	2007	2006	2005	2004	2003	2006

Card revenues	$366	$307	$251	$231	$204	19%

Deposit and payment services
Deposit services	652	622	581	536	479	5
Other payment services	165	144	120	110	114	15

	817	766	701	646	593	7

Mutual funds	296	241	193	171	161	23

Investment management, brokerage and trust services
Retail brokerage	553	481	427	335	280	15
Investment management and custody	87	70	62	53	53	24
Personal and corporate trust	120	115	111	116	122	4

	760	666	600	504	455	14

Credit fees
Commitment and other credit fees	403	414	436	477	565	(3)
Acceptance fees	127	116	106	106	119	10

	530	530	542	583	684	—

Trading revenues	450	637	594	476	501	(29)

Investment banking
Underwriting fees and other commissions	498	453	493	477	472	10
Foreign exchange and other	239	206	187	171	201	16

	737	659	680	648	673	12

Net gain on securities, other than trading	488	371	414	477	159	31

Other	948	623	554	584	585	52

Total other income	$5,392	$4,800	$4,529	$4,320	$4,015	12%

Percentage increase (decrease) over previous year	12%	6%	5%	8%	2%

80     2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 42
Non-interest expenses and productivity

						2007
						versus
For the fiscal years ($ millions)	2007	2006	2005	2004	2003	2006

Salaries and employee benefits
Salaries	$2,315	$2,100	$1,963	$1,933	$2,001	10%
Performance-based compensation	1,017	936	880	817	801	9
Stock-based compensation	133	164	140	174	119	(19)
Pensions and other employee benefits	518	568	505	528	440	(9)

	3,983	3,768	3,488	3,452	3,361	6

Premises and technology
Net premises rent	197	181	176	170	180	9
Premises repairs and maintenance	75	60	50	46	44	25
Property taxes	65	61	61	58	56	7
Computer equipment, software and data processing	603	549	519	509	498	10
Depreciation	221	192	173	189	208	15
Other premises costs	192	171	169	167	170	12

	1,353	1,214	1,148	1,139	1,156	11

Communications
Telecommunications	73	68	64	63	68	8
Stationery, postage and courier	227	208	191	185	183	9

	300	276	255	248	251	9

Advertising and business development
Advertising and promotion	193	126	139	113	103	53
Travel and business development	118	106	93	97	96	11

	311	232	232	210	199	34

Professional	227	174	186	163	141	30

Business and capital taxes
Business taxes	107	98	91	89	90	8
Capital taxes	36	35	56	53	54	5

	143	133	147	142	144	8

Other
Employee training	53	47	45	43	37	14
Amortization of goodwill and other intangibles	46	38	29	27	29	22
Other	578	561	513	438	382	3

	677	646	587	508	448	5

Total before the undernoted	6,994	6,443	6,043	5,862	5,700	9
Loss on disposal of subsidiary operations(1)	—	—	—	—	31	—

Total non-interest expenses	$6,994	$6,443	$6,043	$5,862	$5,731	9%

Productivity ratio (TEB)(2)	53.7%	55.3%	56.3%	56.9%	55.9%

(1)	The loss on disposal of subsidiary operation was incurred for Scotiabank Quilmes.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 29.
Table 43
Taxes

							2007
							versus
For the fiscal years ($ millions)	2007	2006	2005	2004	2003		2006

Income taxes
Provision for income taxes	$1,063	$872	$847	$786	$777	(1)	22%
Taxable equivalent adjustment(2)	531	440	326	274	278		21

Provision for income taxes (TEB)(2)	1,594	1,312	1,173	1,060	1,055		21

Other taxes
Payroll taxes	164	152	137	139	139		8
Business and capital taxes	143	133	147	142	144		8
Goods and services and other	143	128	132	121	110		12

Total other taxes	450	413	416	402	393		9

Total taxes(3)	$2,044	$1,725	$1,589	$1,462	$1,448		19%

(1)	Includes provision for income tax of $3 related to the loss on disposal of subsidiary operations for Scotiabank Quilmes in 2003.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 29.

(3)	Comprising $1,175 of Canadian taxes (2006 — $1,035; 2005 — $988; 2004 — $910; 2003 — $953) and $869 of foreign taxes (2006 — $690; 2005 — $601; 2004 — $552; 2003 — $495).
2007 SCOTIABANK ANNUAL REPORT   81

SUPPLEMENTARY DATA
Other information
Table 44
Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2007	2006	2005	2004	2003

Net interest income	1.89%	1.95%	2.00%	2.10%	2.16%
Provision for credit losses	(0.07)	(0.06)	(0.07)	(0.14)	(0.31)
Other income	1.34	1.37	1.46	1.52	1.39

Net interest and other income	3.16	3.26	3.39	3.48	3.24
Non-interest expenses	(1.73)	(1.84)	(1.95)	(2.06)	(1.98)

Net income before the undernoted:	1.43	1.42	1.44	1.42	1.26
Provision for income taxes and non-controlling interest	(0.43)	(0.40)	(0.40)	(0.40)	(0.42)

Net income	1.00%	1.02%	1.04%	1.02%	0.84%
Average total assets ($ billions)	$403.5	$350.7	$309.4	$284.0	$288.5

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2007 — $531 million; 2006 — $440 million; 2005 — $326 million; 2004 — $274 million; 2003 — $278 million.
Table 45
General allowance and unrealized gains (losses) on available-for-sale securities

As at October 31 ($ millions)	2007	2006	2005	2004	2003

General allowance	$1,298	$1,307	$1,330	$1,375	$1,475

Unrealized gains (losses) on investment securities
Common and preferred shares	$456	$519	$499	$502	$164
Emerging market bonds	522	584	574	507	512
Other fixed income	(1)	(102)	(38)	39	27

	$977	$1,001	$1,035	$1,048	$703

Table 46
Assets under administration and management

As at September 30 ($ billions)	2007	2006	2005	2004	2003

Assets under administration
Personal
Retail brokerage	$77.4	$69.7	$64.2	$54.2	$47.4
Investment management and trust	53.1	59.5	57.0	53.4	56.6

	130.5	129.2	121.2	107.6	104.0

Mutual funds	24.8	19.8	18.4	15.8	14.2
Institutional	39.8	42.9	31.8	33.4	43.8

Total	$195.1	$191.9	$171.4	$156.8	$162.0

Assets under management
Personal	$11.2	$10.0	$9.4	$7.5	$7.0
Mutual funds	15.9	13.2	13.4	11.8	11.6
Institutional	4.3	4.6	3.8	1.9	1.4

Total	$31.4	$27.8	$26.6	$21.2	$20.0

Table 47
Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2007	2006 (1)

Audit services	$13.4	$12.8
Audit-related services	0.4	0.1
Tax services outside of the audit scope	0.2	0.3
Other non-audit services	0.3	0.1

	$14.3	$13.3

(1)	PricewaterhouseCoopers LLP ceased to be the Shareholders’ Auditors as of its resignation on December 20, 2005. Up to December 20, 2005, fees attributable to PricewaterhouseCoopers LLP were approximately $0.4 million.
82   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 48
Selected quarterly information

	2007				2006
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income	1,716	1,812	1,794	1,776	1,652	1,716	1,531	1,509
Net interest income (TEB(1))	1,932	1,913	1,903	1,881	1,783	1,816	1,644	1,605
Total revenue	3,078	3,201	3,102	3,109	2,868	2,889	2,717	2,734
Total revenue (TEB(1))	3,294	3,302	3,211	3,214	2,999	2,989	2,830	2,830
Provision for credit losses	95	92	20	63	32	74	35	75
Non-interest expenses	1,792	1,752	1,726	1,724	1,708	1,608	1,565	1,562
Provision for income taxes	204	296	286	277	203	244	200	225
Provision for income taxes (TEB(1))	420	397	395	382	334	344	313	321
Net income	954	1,032	1,039	1,020	897	936	894	852
Net income available to common shareholders	938	1,016	1,028	1,012	890	928	887	844

Operating performance
Basic earnings per share ($)	0.95	1.03	1.04	1.02	0.90	0.94	0.90	0.85
Diluted earnings per share ($)	0.95	1.02	1.03	1.01	0.89	0.93	0.89	0.84
Return on equity (%)(1)(2)	21.0	21.7	22.4	22.1	21.1	22.8	23.2	21.6
Productivity ratio (%)(TEB(1))	54.4	53.0	53.8	53.6	56.9	53.8	55.3	55.2
Net interest margin on total average assets (%)(TEB(1))	1.87	1.86	1.93	1.91	1.89	1.98	1.97	1.97

Balance sheet information ($ billions)
Cash resources and securities	118.0	121.6	131.3	126.9	118.9	115.5	113.8	102.0
Loans and acceptances(2)	238.7	233.0	226.3	222.7	212.3	202.9	192.2	180.7
Total assets	411.5	408.1	411.7	396.5	379.0	365.0	357.0	325.0
Deposits	288.4	287.0	291.6	277.0	263.9	255.2	247.6	227.5
Preferred shares	1.6	1.3	1.3	0.9	0.6	0.6	0.6	0.6
Common shareholders’ equity(2)	17.2	18.4	18.7	18.9	16.9	16.5	15.8	15.6
Assets under administration	195.1	198.8	208.4	203.1	191.9	180.9	188.5	174.1
Assets under management	31.4	31.0	30.4	29.2	27.8	26.6	26.9	26.2

Capital measures (%)
Tier 1 capital ratio	9.3	9.7	10.1	10.4	10.2	10.0	10.2	10.8
Total capital ratio	10.5	10.6	11.4	11.7	11.7	11.6	11.9	12.7
Common equity to risk-weighted assets	7.8	8.3	8.6	9.0	8.8	8.9	9.0	9.4
Tangible common equity to risk-weighted assets(1)	7.2	7.7	8.0	8.4	8.3	8.4	8.5	9.0
Risk-weighted assets ($ billions)	218.3	219.8	213.1	206.8	197.0	190.3	180.1	168.9

Credit quality
Net impaired loans(3) ($ millions)	601	584	579	579	570	479	579	659
General allowance for credit losses ($ millions)	1,298	1,298	1,298	1,323	1,307	1,330	1,330	1,330
Net impaired loans as a % of loans and acceptances(2)(3)	0.25	0.25	0.26	0.26	0.27	0.24	0.30	0.36
Specific provision for credit losses as a % of average loans and acceptances (annualized)(2)	0.16	0.16	0.08	0.12	0.18	0.15	0.08	0.17
Common share information
Share price ($)
High	53.49	54.67	54.73	53.39	49.50	47.24	48.67	49.80
Low	46.70	48.91	49.34	48.80	45.36	41.55	45.03	42.89
Close	53.48	49.45	53.39	50.76	49.30	45.55	46.52	46.25
Shares outstanding (millions)
Average — Basic	983	988	992	991	989	988	988	989
Average — Diluted	991	996	1,001	1,001	1,000	999	1,001	1,002
End of period	984	982	990	993	990	988	988	988
Dividends per share ($)	0.45	0.45	0.42	0.42	0.39	0.39	0.36	0.36
Dividend yield (%)	3.6	3.5	3.2	3.3	3.3	3.5	3.1	3.1
Dividend payout ratio(4) (%)	47.1	43.7	40.6	41.2	43.3	41.5	40.1	42.2
Market capitalization ($ billions)	52.6	48.6	52.8	50.4	48.8	45.0	45.9	45.7
Book value per common share ($)	17.45	18.71	18.90	18.99	17.13	16.66	15.98	15.76
Market value to book value multiple	3.1	2.6	2.8	2.7	2.9	2.7	2.9	2.9
Price to earnings multiple (trailing 4 quarters)	13.2	12.4	13.7	13.5	13.7	13.0	13.9	14.2

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 29.

(2)	Certain comparative amounts have been restated to conform with current period presentation.

(3)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(4)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
2007 SCOTIABANK ANNUAL REPORT   83

SUPPLEMENTARY DATA
Table 49
Eleven-year statistical review
Consolidated Balance Sheet

As at October 31 ($ millions)	2007	2006	2005	2004

Assets
Cash resources	$29,195	$23,376	$20,505	$17,155

Securities
Trading	59,685	62,490	50,007	43,056
Available-for-sale	28,426	—	—	—
Investment	—	32,870	23,285	15,576
Equity accounted investments	724	142	167	141

	88,835	95,502	73,459	58,773

Securities purchased under resale agreements	22,542	25,705	20,578	17,880

Loans
Residential mortgages	102,154	89,590	75,520	69,018
Personal and credit cards	41,734	39,058	34,695	30,182
Business and government	85,500	76,733	62,681	57,384

	229,388	205,381	172,896	156,584

Allowance for credit losses	2,241	2,607	2,469	2,696

	227,147	202,774	170,427	153,888

Other
Customers’ liability under acceptances	11,538	9,555	7,576	7,086
Derivative instruments(1)	21,960	12,098	12,867	15,488
Land, buildings and equipment	2,271	2,256	1,934	1,872
Other assets(1)	8,022	7,740	6,679	7,070

	43,791	31,649	29,056	31,516

	$411,510	$379,006	$314,025	$279,212

Liabilities and shareholders’ equity
Deposits
Personal	$100,823	$93,450	$83,953	$79,020
Business and government	161,229	141,072	109,389	94,125
Banks	26,406	29,392	24,103	22,051

	288,458	263,914	217,445	195,196

Other
Acceptances	11,538	9,555	7,576	7,086
Obligations related to securities sold under repurchase agreements	28,137	33,470	26,032	19,428
Obligations related to securities sold short	16,039	13,396	11,250	7,585
Derivative instruments(1)	24,689	12,869	13,004	16,002
Other liabilities(1)	21,138	24,799	18,983	13,785
Non-controlling interest in subsidiaries	497	435	306	280

	102,038	94,524	77,151	64,166

Subordinated debentures	1,710	2,271	2,597	2,615

Capital instrument liabilities	500	750	750	2,250

Shareholders’ equity
Capital stock
Preferred shares	1,635	600	600	300
Common shares and contributed surplus	3,566	3,425	3,317	3,229
Retained earnings	17,460	15,843	14,126	13,239
Accumulated other comprehensive income (loss)	(3,857)	(2,321)	(1,961)	(1,783)

	18,804	17,547	16,082	14,985

	$411,510	$379,006	$314,025	$279,212

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation as the information is not readily available.
84   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2003	2002	2001	2000	1999	1998	1997

$20,581	$20,273	$20,160	$18,744	$17,115	$22,900	$18,174

42,899	34,592	27,834	21,821	13,939	12,108	10,908
—	—	—	—	—	—	—
20,141	21,439	25,256	19,162	19,480	16,718	16,523
152	163	194	403	550	674	568

63,192	56,194	53,284	41,386	33,969	29,500	27,999

22,648	32,262	27,500	23,559	13,921	11,189	8,520

61,646	56,295	52,592	50,037	47,916	45,884	41,727
26,277	23,363	20,116	17,988	16,748	18,801	17,764
64,313	77,181	79,460	78,172	69,873	76,542	59,353

152,236	156,839	152,168	146,197	134,537	141,227	118,844

3,217	3,430	4,236	2,853	2,599	1,934	1,625

149,019	153,409	147,932	143,344	131,938	139,293	117,219

6,811	8,399	9,301	8,807	9,163	8,888	7,575
15,308	15,821	15,886	8,244	8,039	13,675	8,925
1,944	2,101	2,325	1,631	1,681	1,759	1,716
6,389	7,921	8,037	7,456	6,865	6,384	5,025

30,452	34,242	35,549	26,138	25,748	30,706	23,241

$285,892	$296,380	$284,425	$253,171	$222,691	$233,588	$195,153

$76,431	$75,558	$75,573	$68,972	$65,715	$62,656	$59,239
93,541	93,830	80,810	76,980	64,070	70,779	56,928
22,700	26,230	29,812	27,948	26,833	32,925	22,808

192,672	195,618	186,195	173,900	156,618	166,360	138,975

6,811	8,399	9,301	8,807	9,163	8,888	7,575
28,686	31,881	30,627	23,792	16,781	14,603	11,559
9,219	8,737	6,442	4,297	2,833	3,121	3,739
14,758	15,500	15,453	8,715	8,651	14,360	8,872
14,145	15,678	15,369	14,586	11,667	9,787	9,731
326	662	586	229	198	173	137

73,945	80,857	77,778	60,426	49,293	50,932	41,613

2,661	3,878	5,344	5,370	5,374	5,482	5,167

2,500	2,225	1,975	1,975	1,475	1,475	1,468

300	300	300	300	300	300	—
3,141	3,002	2,920	2,765	2,678	2,625	2,567
11,747	10,398	9,674	8,275	6,956	6,257	5,358
(1,074)	102	239	160	(3)	157	5

14,114	13,802	13,133	11,500	9,931	9,339	7,930

$285,892	$296,380	$284,425	$253,171	$222,691	$233,588	$195,153

2007 SCOTIABANK ANNUAL REPORT   85

SUPPLEMENTARY DATA
Table 50
Consolidated Statement of Income

For the year ended October 31
($ millions)	2007	2006	2005	2004

Interest income
Loans	$13,985	$11,575	$9,236	$8,480
Securities	4,680	4,124	3,104	2,662
Securities purchased under resale agreements	1,258	1,102	817	594
Deposits with banks	1,112	881	646	441

	21,035	17,682	13,803	12,177

Interest expense
Deposits	10,850	8,589	5,755	4,790
Subordinated debentures	116	130	134	112
Capital instrument liabilities	53	53	53	164
Other	2,918	2,502	1,990	1,410

	13,937	11,274	7,932	6,476

Net interest income	7,098	6,408	5,871	5,701
Provision for credit losses	270	216	230	390

Net interest income after provision for credit losses	6,828	6,192	5,641	5,311

Other income	5,392	4,800	4,529	4,320

Net interest and other income	12,220	10,992	10,170	9,631

Non-interest expenses
Salaries and employee benefits	3,983	3,768	3,488	3,452
Other(2)	3,011	2,675	2,555	2,410
Restructuring provisions following acquisitions	—	—	—	—

	6,994	6,443	6,043	5,862

Income before the undernoted	5,226	4,549	4,127	3,769
Provision for income taxes	1,063	872	847	786
Non-controlling interest in net income of subsidiaries	118	98	71	75

Net income	$4,045	$3,579	$3,209	$2,908

Preferred dividends paid and other	51	30	25	16

Net income available to common shareholders	$3,994	$3,549	$3,184	$2,892

Average number of common shares outstanding (millions):
Basic	989	988	998	1,010
Diluted	997	1,001	1,012	1,026
Earnings per common share (in dollars):
Basic	$4.04	$3.59	$3.19	$2.87
Diluted	$4.01	$3.55	$3.15	$2.82
Dividends per common share (in dollars)	$1.74	$1.50	$1.32	$1.10

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, and (b) in 1997, a $26 writeoff of goodwill.
86   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2003	2002	2001	2000	1999(1)	1998	1997

$9,073	$9,635	$11,530	$11,044	$9,972	$9,695	$7,718
2,859	3,087	3,062	2,286	1,874	1,815	1,636
872	1,073	1,519	1,085	682	574	364
442	573	872	916	943	1,007	770

13,246	14,368	16,983	15,331	13,471	13,091	10,488

5,222	5,519	8,233	8,192	7,284	7,303	5,714
139	203	303	324	314	354	260
182	158	136	120	99	99	98
1,735	1,971	2,247	1,616	1,201	1,057	797

7,278	7,851	10,919	10,252	8,898	8,813	6,869

5,968	6,517	6,064	5,079	4,573	4,278	3,619
893	2,029	1,425	765	635	595	35

5,075	4,488	4,639	4,314	3,938	3,683	3,584

4,015	3,942	4,071	3,665	3,183	2,858	2,683

9,090	8,430	8,710	7,979	7,121	6,541	6,267

3,361	3,344	3,220	2,944	2,627	2,501	2,202
2,370	2,630	2,442	2,209	2,149	1,945	1,607
—	—	—	(34)	(20)	—	250

5,731	5,974	5,662	5,119	4,756	4,446	4,059

3,359	2,456	3,048	2,860	2,365	2,095	2,208
777	594	869	983	860	755	758
160	154	102	43	46	38	34

$2,422	$1,708	$2,077	$1,834	$1,459	$1,302	$1,416

16	16	16	16	16	5	1

$2,406	$1,692	$2,061	$1,818	$1,443	$1,297	$1,415

1,010	1,009	1,001	991	986	982	958
1,026	1,026	1,018	1,003	996	993	966

$2.38	$1.68	$2.06	$1.83	$1.46	$1.32	$1.48
$2.34	$1.65	$2.02	$1.81	$1.45	$1.31	$1.46
$0.84	$0.73	$0.62	$0.50	$0.44	$0.40	$0.37

2007 SCOTIABANK ANNUAL REPORT   87

SUPPLEMENTARY DATA
Table 51
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2007	2006		2005	2004

Preferred shares
Balance at beginning of year	$600	$600		$300	$300
Issued	1,035	—		300	—

Balance at end of year	1,635	600		600	300

Common shares and contributed surplus
Balance of common shares at beginning of year	3,425	3,316		3,228	3,140
Issued	184	135		172	117
Purchased for cancellation	(43)	(26)		(84)	(29)

Balance of common shares at end of year	3,566	3,425		3,316	3,228
Contributed surplus: Fair value of stock options	—	—		1	1

Total	3,566	3,425		3,317	3,229

Retained earnings
Balance at beginning of year	15,843	14,126		13,239	11,747
Adjustments	(61) (1)	(25	)(2)	—	—
Net income	4,045	3,579		3,209	2,908
Dividends: Preferred	(51)	(30)		(25)	(16)
Common	(1,720)	(1,483)		(1,317)	(1,110)
Purchase of shares and premium on redemption	(586)	(324)		(973)	(290)
Other	(10)	—		(7)	—

Balance at end of year	17,460	15,843		14,126	13,239

Accumulated other comprehensive income (loss)(5)
Balance at beginning of year	(2,321)	(1,961)		(1,783)	(1,074)
Cumulative effect of adopting new accounting policies	683	—		—	—
Other comprehensive income (loss)	(2,219)	(360)		(178)	(709)

Balance at end of year	(3,857)	(2,321)		(1,961)	(1,783)

Total shareholders’ equity at end of year	$18,804	$17,547		$16,082	$14,985

Consolidated Statement of Comprehensive income(1)

For the year ended October 31 ($ millions)	2007	2006		2005	2004

Comprehensive Income
Net income	$4,045	$3,579		$3,209	$2,908
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation losses	(2,228)	(360)		(178)	(709)
Net change in unrealized gains on available-for-sale securities	(67)	—		—	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	76	—		—	—

Other comprehensive income (loss)	(2,219)	(360)		(178)	(709)

Comprehensive income	$1,826	$3,219		$3,031	$2,199

(1)	Results from the adoption of new financial instruments accounting standards.

(2)	Cumulative effect of adoption of new stock-based compensation accounting standard.

(3)	Cumulative effect of adoption of new goodwill accounting standard.

(4)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(5)	Relates to the increase in the general allowance for credit losses as a direct change to retained earnings in the fourth quarter of 1999 (refer to footnote 1 on page 86).
88   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2003	2002		2001		2000	1999		1998	1997

$300	$300		$300		$300	$300		$—	$—
—	—		—		—	—		300	—

300	300		300		300	300		300	—

3,002	2,920		2,765		2,678	2,625		2,567	2,161
163	101		155		87	53		58	406
(25)	(19)		—		—	—		—	—

3,140	3,002		2,920		2,765	2,678		2,625	2,567
1	—		—		—	—		—	—

3,141	3,002		2,920		2,765	2,678		2,625	2,567

10,398	9,674		8,275		6,956	6,257		5,358	4,301
—	(76	)(3)	(39	)(4)	—	(314	)(5)	—	—
2,422	1,708		2,077		1,834	1,459		1,302	1,416
(16)	(16)		(16)		(16)	(16)		(5)	(1)
(849)	(732)		(621)		(496)	(429)		(393)	(355)
(201)	(154)		—		—	—		—	—
(7)	(6)		(2)		(3)	(1)		(5)	(3)

11,747	10,398		9,674		8,275	6,956		6,257	5,358

102	239		160		(3)	157		5	(38)
—	—		—		—	—		—	—
(1,176)	(137)		79		163	(160)		152	43

(1,074)	102		239		160	(3)		157	5

$14,114	$13,802		$13,133		$11,500	$9,931		$9,339	$7,930

2003	2002	2001	2000	1999	1998	1997

$2,422	$1,708	$2,077	$1,834	$1,459	$1,302	$1,416

(1,176)	(137)	79	163	(160)	152	43
—	—	—	—	—	—	—
—	—	—	—	—	—	—

(1,176)	(137)	79	163	(160)	152	43

$1,246	$1,571	$2,156	$1,997	$1,299	$1,454	$1,459

2007 SCOTIABANK ANNUAL REPORT   89

SUPPLEMENTARY DATA
Table 52
Other Statistics

For the year ended October 31	2007	2006	2005	2004

Operating performance
Basic earnings per share ($)	4.04	3.59	3.19	2.87

Diluted earnings per share ($)	4.01	3.55	3.15	2.82

Return on equity (%)	22.0	22.1	20.9	19.9

Productivity ratio (%)(TEB)	53.7	55.3	56.3	56.9

Return on assets (%)	1.00	1.02	1.04	1.02

Net interest margin on total average assets (%)(TEB)	1.89	1.95	2.00	2.10

Capital measures
Tier 1 capital ratio (%)	9.3	10.2	11.1	11.5

Total capital ratio (%)	10.5	11.7	13.2	13.9

Assets to capital ratio(2)	18.2	17.1	15.1	13.8

Common equity to risk-weighted assets (%)	7.8	8.8	9.7	9.9

Tangible common equity to risk-weighted assets(7) (%)	7.2	8.3	9.3	9.7

Common share information
Share price ($):
High	54.73	49.80	44.22	40.00

Low	46.70	41.55	36.41	31.08

Close	53.48	49.30	42.99	39.60

Number of shares outstanding (millions)	984	990	990	1,009

Dividends per share ($)	1.74	1.50	1.32	1.10

Dividend payout (%)(3)	43.1	41.8	41.4	38.4

Dividend yield (%)(4)	3.4	3.3	3.3	3.1

Price to earnings multiple(5)	13.2	13.7	13.5	13.8

Book value per common share ($)	17.45	17.13	15.64	14.56

Other information
Average total assets ($ millions)	403,475	350,709	309,374	283,986

Number of branches and offices	2,331	2,191	1,959	1,871

Number of employees(6)	58,113	54,199	46,631	43,928

Number of automated banking machines	5,283	4,937	4,449	4,219

(1)	If the increase in the general provision had been charged to income (refer to footnote 1 on page 86), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price-to-earnings multiple 14.3.

(2)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(3)	Dividend payments as a percentage of net income available to common shareholders.

(4)	Based on the average of the high and low common share price for the year.

(5)	Based on the closing common share price.

(6)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all of its subsidiaries.

(7)	Non-GAAP measure. Refer to non-GAAP measures on page 29.
90   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2003	2002	2001	2000	1999		1998	1997

2.38	1.68	2.06	1.83	1.46	(1)	1.32	1.48

2.34	1.65	2.02	1.81	1.45	(1)	1.31	1.46

17.6	13.0	17.3	17.6	15.3	(1)	15.3	20.2

55.9	55.7	54.6	57.3	60.1		61.2	63.4

0.84	0.58	0.76	0.77	0.64	(1)	0.61	0.79

2.16	2.29	2.32	2.21	2.07		2.06	2.08

10.8	9.9	9.3	8.6	8.1		7.2	6.9

13.2	12.7	13.0	12.2	11.9		10.6	10.4

14.4	14.5	13.5	13.7	13.5		14.9	14.2

9.2	8.6	8.1	7.3	6.9		6.0	5.8

8.9	8.3	7.8	7.0	6.7		5.7	5.6

33.70	28.10	25.25	22.83	18.45		22.35	17.05

22.28	21.01	18.65	13.03	14.30		11.40	10.28

32.74	22.94	21.93	21.75	16.80		16.10	15.54

1,011	1,008	1,008	996	989		984	980

0.84	0.73	0.62	0.50	0.44		0.40	0.37

35.3	43.2	30.1	27.3	29.7	(1)	30.3	25.1

3.0	3.0	2.8	2.8	2.7		2.4	2.7

13.8	13.7	10.6	11.9	11.5	(1)	12.2	10.5

13.67	13.39	12.74	11.25	9.74		9.18	8.09

288,513	296,852	271,843	238,664	229,037		213,973	179,176

1,850	1,847	2,005	1,695	1,654		1,741	1,658

43,986	44,633	46,804	40,946	40,894		42,046	38,648

3,918	3,693	3,761	2,669	2,322		2,244	2,030

2007 SCOTIABANK ANNUAL REPORT   91

Management’s Report on Internal Control over Financial Reporting
The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.
     Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2007, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued the report below.

Rick Waugh
President and Chief Executive Officer

Luc Vanneste
Executive Vice-President and
Chief Financial Officer

Toronto, Canada

December 6, 2007

Report of Independent Registered Public Accounting Firm
To the Shareholders of The Bank of Nova Scotia
We have audited The Bank of Nova Scotia’s (the “Bank’s”) internal control over financial reporting as of October 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We also have conducted our audits on the consolidated balance sheets of the Bank as at October 31, 2007 and 2006 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 6, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada,

December 6, 2007
92   2007 SCOTIABANK ANNUAL REPORT

2007 Consolidated Financial Statements

94	Management’s Responsibility for Financial Information
95	Shareholders’ Auditors’ Report
96	Consolidated Balance Sheet
97	Consolidated Statement of Income
98	Consolidated Statement of Changes in Shareholders’ Equity
98	Consolidated Statement of Comprehensive Income
99	Consolidated Statement of Cash Flows
100	Notes to the Consolidated Financial Statements
2007 SCOTIABANK ANNUAL REPORT    93

CONSOLIDATED FINANCIAL STATEMENTS
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the 2007 and 2006 consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh President and Chief Executive Officer	Luc Vanneste Executive Vice-President and Chief Financial Officer
Toronto, Canada
December 6, 2007
94   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia (the Bank) as at October 31, 2007 and 2006 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income, and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
     The consolidated financial statements of the Bank for the year ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, were audited in accordance with Canadian generally accepted auditing standards by KPMG LLP and PricewaterhouseCoopers LLP, who expressed an opinion without reservation on those statements in the Shareholders’ Auditors’ report dated November 29, 2005.

KPMG LLP Chartered Accountants, Licensed Public Accountants Toronto, Canada	December 6, 2007
2007 SCOTIABANK ANNUAL REPORT   95

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 ($ millions)	2007	2006

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,138	$2,280
Interest-bearing deposits with banks	23,011	17,734
Precious metals	4,046	3,362

	29,195	23,376

Securities (Note 3)
Trading	59,685	62,490
Available-for-sale	28,426	—
Investment	—	32,870
Equity accounted investments	724	142

	88,835	95,502

Securities purchased under resale agreements	22,542	25,705

Loans (Note 4)
Residential mortgages	102,154	89,590
Personal and credit cards	41,734	39,058
Business and government	85,500	76,733

	229,388	205,381
Allowance for credit losses (Note 5 (b))	2,241	2,607

	227,147	202,774

Other
Customers’ liability under acceptances	11,538	9,555
Derivative instruments (Note 25 (d))	21,960	12,098
Land, buildings and equipment (Note 7)	2,271	2,256
Goodwill (Note 8)	1,134	873
Other intangible assets (Note 8)	273	294
Other assets (Note 9)	6,615	6,573

	43,791	31,649

	$411,510	$379,006

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$100,823	$93,450
Business and government	161,229	141,072
Banks	26,406	29,392

	288,458	263,914

Other
Acceptances	11,538	9,555
Obligations related to securities sold under repurchase agreements	28,137	33,470
Obligations related to securities sold short	16,039	13,396
Derivative instruments (Note 25 (d))	24,689	12,869
Other liabilities (Note 11)	21,138	24,799
Non-controlling interest in subsidiaries	497	435

	102,038	94,524

Subordinated debentures (Note 12)	1,710	2,271

Capital instrument liabilities (Note 13)	500	750

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	1,635	600
Common shares and contributed surplus	3,566	3,425
Retained earnings	17,460	15,843
Accumulated other comprehensive income (loss) (Notes 1 and 15)	(3,857)	(2,321)

	18,804	17,547

	$411,510	$379,006

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
Certain comparative amounts have been reclassified to conform with current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.
96   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2007(1)	2006	2005

Interest income
Loans	$13,985	$11,575	$9,236
Securities	4,680	4,124	3,104
Securities purchased under resale agreements	1,258	1,102	817
Deposits with banks	1,112	881	646

	21,035	17,682	13,803

Interest expense
Deposits	10,850	8,589	5,755
Subordinated debentures	116	130	134
Capital instrument liabilities	53	53	53
Other	2,918	2,502	1,990

	13,937	11,274	7,932

Net interest income	7,098	6,408	5,871
Provision for credit losses (Note 5 (b))	270	216	230

Net interest income after provision for credit losses	6,828	6,192	5,641

Other income
Card revenues	366	307	251
Deposit and payment services	817	766	701
Mutual funds	296	241	193
Investment management, brokerage and trust services	760	666	600
Credit fees	530	530	542
Trading revenues	450	637	594
Investment banking	737	659	680
Net gain on securities, other than trading (Note 3 (c))	488	371	414
Other	948	623	554

	5,392	4,800	4,529

Net interest and other income	12,220	10,992	10,170

Non-interest expenses
Salaries and employee benefits(2)	3,983	3,768	3,488
Premises and technology	1,353	1,214	1,148
Communications	300	276	255
Advertising and business development	311	232	232
Professional	227	174	186
Business and capital taxes	143	133	147
Other	677	646	587

	6,994	6,443	6,043

Income before the undernoted	5,226	4,549	4,127
Provision for income taxes (Note 17)	1,063	872	847
Non-controlling interest in net income of subsidiaries	118	98	71

Net income	$4,045	$3,579	$3,209

Preferred dividends paid	51	30	25

Net income available to common shareholders	$3,994	$3,549	$3,184

Average number of common shares outstanding (millions) (Note 19):
Basic	989	988	998
Diluted	997	1,001	1,012

Earnings per common share (in dollars)(3) (Note 19):
Basic	$4.04	$3.59	$3.19
Diluted	$4.01	$3.55	$3.15
Dividends per common share (in dollars)	$1.74	$1.50	$1.32

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to Note 1 for impact of adopting new accounting policies as a result of new accounting standards related to financial instruments.

(2)	Refer to Note 1 for impact of adopting a new accounting policy in 2006 as a result of a new accounting standard related to stock-based compensation for employees eligible to retire before the vesting date.

(3)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
2007 SCOTIABANK ANNUAL REPORT   97

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2007	2006		2005

Preferred shares (Note 14)
Balance at beginning of year	$600	$600		$300
Issued	1,035	—		300

Balance at end of year	1,635	600		600

Common shares and contributed surplus
Common shares (Note 14):
Balance at beginning of year	3,425	3,316		3,228
Issued	184	135		172
Purchased for cancellation	(43)	(26)		(84)

Balance at end of year	3,566	3,425		3,316
Contributed surplus: Fair value of stock options (Note 16)	—	—		1

Total	3,566	3,425		3,317

Retained earnings
Balance at beginning of year	15,843	14,126		13,239
Cumulative effect of adopting new accounting policies	(61) (1)	(25	)(2)	—

	15,782	14,101		13,239
Net income	4,045	3,579		3,209
Dividends: Preferred	(51)	(30)		(25)
Common	(1,720)	(1,483)		(1,317)
Purchase of shares	(586)	(324)		(973)
Other	(10)	—		(7)

Balance at end of year	17,460	15,843		14,126

Accumulated other comprehensive income (loss)(1)
Balance at beginning of year	(2,321)	(1,961)		(1,783)
Cumulative effect of adopting new accounting policies	683	—		—
Other comprehensive income (loss) (Note 15)	(2,219)	(360)		(178)

Balance at end of year	(3,857)	(2,321)		(1,961)

Total shareholders’ equity at end of year	$18,804	$17,547		$16,082

Consolidated Statement of Comprehensive Income(1)

For the year ended October 31 ($ millions)	2007	2006	2005

Comprehensive income
Net income	$4,045	$3,579	$3,209
Other comprehensive income (loss), net of income taxes (Note 15):
Net change in unrealized foreign currency translation losses	(2,228)	(360)	(178)
Net change in unrealized gains on available-for-sale securities	(67)	—	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	76	—	—

Other comprehensive income (loss)	(2,219)	(360)	(178)

Comprehensive income	$1,826	$3,219	$3,031

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to Note 1 for impact of new accounting policies as a result of new accounting standards related to financial instruments adopted in 2007.

(2)	Represents the cumulative effect of adopting a new accounting policy as a result of a new accounting standard related to stock-based compensation for employees eligible to retire before the vesting date [refer to Note 1, Stock-based compensation].
The accompanying notes are an integral part of these consolidated financial statements.
98   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2007	2006	2005

Cash flows from operating activities
Net income	$4,045	$3,579	$3,209
Adjustments to determine net cash flows from (used in) operating activities:
Depreciation and amortization	267	230	202
Provision for credit losses	270	216	230
Future income taxes	(106)	(178)	(231)
Net gain on securities, other than trading(1)	(488)	(371)	(414)
Net accrued interest receivable and payable	18	221	(264)
Trading securities	334	(13,042)	(7,014)
Derivative instruments, net	932	668	(492)
Other, net	(3,261)	2,713	1,452

	2,011	(5,964)	(3,322)

Cash flows from financing activities
Deposits	41,746	44,014	22,282
Obligations related to securities sold under repurchase agreements	(3,858)	8,245	6,676
Obligations related to securities sold short	3,848	2,190	3,693
Subordinated debentures redemptions/repayments	(500)	(300)	—
Capital instrument liabilities redemptions/repayments	(250)	—	—
Preferred shares issued	1,035	—	—
Common shares issued	112	118	416
Common shares redeemed/purchased for cancellation	(629)	(350)	(1,057)
Cash dividends paid	(1,771)	(1,513)	(1,342)
Other, net	3,391	684	806

	43,124	53,088	31,474

Cash flows from investing activities
Interest-bearing deposits with banks	(7,087)	(1,664)	(2,814)
Securities purchased under resale agreements	1,897	(5,633)	(2,808)
Loans, excluding securitizations	(42,028)	(31,978)	(21,102)
Loan securitizations	3,756	2,514	2,153
Securities, other than trading(1)
Purchases	(32,133)	(41,326)	(26,200)
Maturities	14,015	18,011	12,955
Sales	17,267	15,146	10,724
Land, buildings and equipment, net of disposals	(317)	(256)	(168)
Other, net(2)	(390)	(2,099)	(276)

	(45,020)	(47,285)	(27,536)

Effect of exchange rate changes on cash and cash equivalents	(257)	(60)	(36)

Net change in cash and cash equivalents	(142)	(221)	580
Cash and cash equivalents at beginning of year	2,280	2,501	1,921

Cash and cash equivalents at end of year(3)	$2,138	$2,280	$2,501

Cash disbursements made for:
Interest	$13,625	$10,559	$8,142
Income taxes	$905	$1,012	$907

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Prior to November 1, 2006, this related to securities classified as investment securities. Refer to Note 1 for further details.

(2)	Comprises investments in subsidiaries and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of $36 (2006 — $1; 2005 — $49) and net of cash and cash equivalents at the date of acquisition of $6 (2006 — $167; 2005 — $17).

(3)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these consolidated financial statements.
2007 SCOTIABANK ANNUAL REPORT   99

Notes to the
2007 Consolidated Financial Statements

Page	Note
101	1.	Significant accounting policies
106	2.	Future accounting changes
107	3.	Securities
108	4.	Loans
110	5.	Impaired loans and allowance for credit losses
110	6.	Variable interest entities
111	7.	Land, buildings and equipment
111	8.	Goodwill and other intangible assets
111	9.	Other assets
112	10.	Deposits
112	11.	Other liabilities
112	12.	Subordinated debentures
113	13.	Capital instrument liabilities, trust securities and trust subordinated notes
115	14.	Capital stock
116	15.	Accumulated other comprehensive income (loss)
117	16.	Stock-based compensation
119	17.	Corporate income taxes
120	18.	Employee future benefits
122	19.	Earnings per common share
122	20.	Related party transactions
122	21.	Segmented results of operations
125	22.	Guarantees, commitments and contingent liabilities
127	23.	Financial instruments
131	24.	Certain items designated as trading
132	25.	Derivative instruments
136	26.	Acquisitions
137	27.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
100   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
1. Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 27 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of available-for-sale securities and determination of the primary beneficiary of a variable interest entity (VIE). Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective sections of this note.
Changes in Accounting Policies for Financial Instruments
Commencing November 1, 2006, the Bank adopted three new accounting standards: (i) Financial Instruments — Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments are unchanged as a result of implementing these new accounting standards.
     The main requirements of the standards and the related accounting policies subsequently adopted by the Bank are discussed in the respective notes.
     Prior periods have not been restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations have been reclassified to accumulated other comprehensive income (loss).
     As a result of these changes, the Bank has recorded a net reduction of $61 million (net of income tax benefit of $31 million) to opening retained earnings. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges. The adoption of these new accounting policies did not have a material impact on the Bank’s results of operations for fiscal 2007.
     The most significant other balance sheet categories impacted on November 1, 2006, as a result of these new standards were as follows:

$ millions	Increase/
Balance sheet category	(Decrease)	Explanation
Available-for-sale securities	$1,091	To record these securities at fair value

Future tax assets (Other assets)	$(369)	To record future taxes on the components of accumulated other comprehensive income

Accumulated other comprehensive income (Note 15)	$683	After-tax impact related to net unrealized gains on available-for-sale securities and cash flow hedges
     A new Statement of Comprehensive Income (Loss) now forms part of the Bank’s consolidated financial statements and displays current period net income and other comprehensive income (see note 15). Accumulated other comprehensive income (loss) is a separate component of shareholders’ equity. The Consolidated Statement of Comprehensive Income reflects changes in accumulated other comprehensive income, comprising changes in unrealized gains and losses on available-for-sale assets, the fair value of derivatives designated as cash flow hedges, to the extent they are effective, and foreign currency translation amounts arising from self-sustaining foreign operations.
     The Bank’s accounting policy is to capitalize transaction costs relating to non-trading financial assets and non-trading financial liabilities and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument using the effective interest method.
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CONSOLIDATED FINANCIAL STATEMENTS
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are recorded as equity accounted investments in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income — securities in the Consolidated Statement of Income.
     The Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded net unrealized gains or losses thereon in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income — trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
     Commencing November 1, 2006, unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income. Prior to fiscal 2007, unrealized foreign currency gains or losses relating to monetary investment securities were recorded in net income.
Precious metals
Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.
Securities
Commencing November 1, 2006, securities are categorized as trading, available-for-sale, held-to-maturity or equity accounted investments. On transition, the Bank designated all non-trading debt and equity securities as available-for-sale. Available-for-sale securities are generally held for liquidity and longer term investment purposes. These securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. Available-for-sale equity securities that do not have a quoted market price are recorded at cost, as fair values are not reliably measurable.
     Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income — securities in the Consolidated Statement of Income using the effective interest method. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is reduced to fair value. The change in accounting policy related to other-than temporary impairment as noted below was not material. Such reductions, if any, together with realized gains and losses on disposals, which are determined on an average cost basis, are reclassified from other comprehensive income and included in other income — net gain on securities, other than trading in the Consolidated Statement of Income.
     Trading securities are intended to be held for a short period of time and are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses due to market fluctuations are included in other income — trading revenues in the Consolidated Statement of Income. Where trading securities are used to manage the volatility of stock-based compensation, gains and losses realized on disposal and adjustments to fair value are included in non-interest expense — salaries and employee benefits in the Consolidated Statement of Income.
     The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of the Consolidated Balance Sheet and the Consolidated Statement of Income.
Previous accounting policy
Prior to fiscal 2007, securities that were not classified as trading or equity accounted investments were classified as investment securities. Investment securities were carried at cost or amortized cost. Premiums, discounts and related transaction costs on debt securities held in the investment account were amortized to interest income —securities in the Consolidated Statement of Income over the life of the instrument. When there was a decline in value of debt or equity securities that was other than temporary, the carrying value of the security was reduced to its net realizable value. There was no change in the accounting for trading securities.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are accounted for as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
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CONSOLIDATED FINANCIAL STATEMENTS
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income — trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Loans
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet. Loans are accounted for at amortized cost, except those designated as trading which are carried at fair value. Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific provision.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
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CONSOLIDATED FINANCIAL STATEMENTS
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in available-for-sale securities in the Consolidated Balance Sheet (prior to 2007, in investment securities). Such retained interests are tested regularly for other-than-temporary impairment and if required, the retained interest’s carrying value is reduced to fair value by a charge to other income — net gain on securities, other than trading in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income — other in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment and computer software — 3 to 10 years, and leasehold improvements — term of lease.
     The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
     Net gains and losses on disposal are included in other income —other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income. Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
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CONSOLIDATED FINANCIAL STATEMENTS
     Commencing November 1, 2006, all derivatives, including embedded derivatives that must be separately accounted for, are now recorded at fair value in the Consolidated Balance Sheet [refer to Note 25(d)]. The determination of the fair value of derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise they are deferred over the life of the related contract, or until the valuation inputs become observable.
     The gains and losses resulting from changes in fair values of trading derivatives are included in other income — trading revenues in the Consolidated Statement of Income for all periods presented.
     The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking these derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.
     There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges. Effective November 1, 2006, in a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include debt securities, loans, deposit liabilities and subordinated debentures.
     Effective November 1, 2006, in a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate.
     Effective November 1, 2006, in a net investment hedge, the change in fair value of the hedging instrument, to the extent effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from self sustaining foreign operations are recognized in income.
     Commencing November 1, 2006, hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. When either a fair value hedge or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value without any offset from the hedged item.
     For all periods presented, changes in the fair value of asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value recorded in the Consolidated Statement of Income as follows: interest-related contracts in net interest income; options used in managing non-trading securities in net gain on securities, other than trading; and other derivative contracts in other income — other. Where the Bank manages its credit exposure using written credit defaults swaps, these derivatives are carried at fair value with changes in the fair value included in other income — other, in the Consolidated Statement of Income. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value included in salaries and employee expense, in the Consolidated Statement of Income.
Previous accounting policy
Prior to fiscal 2007, asset/liability management derivatives which met hedge accounting criteria were accounted for on an accrual basis. Income and expenses on derivative instruments designated and qualifying as hedges were recognized in the Consolidated Statement of Income in the same period as the related hedged item. The criteria specifying when a derivative instrument may be accounted for as a hedge has not changed substantially. When a hedging relationship was discontinued, the associated derivative instrument was subsequently carried at fair value and any previously deferred income or expenses were carried forward for recognition in the Consolidated Statement of Income in the same period as the related hedged item.
     Hedge ineffectiveness was generally recognized in the Consolidated Statement of Income over the life of the hedging relationship.
     Inception gains and losses were recognized on all trading and non-trading derivatives that did not qualify for hedge accounting.
     Embedded derivatives were not recognized separately at fair value other than certain derivatives embedded in equity-linked contracts.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions — including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 11 to 22 years. For principal other benefit plans, these periods range from 11 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 11 to 22 years and from 11 to 27 years, respectively. A pension
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CONSOLIDATED FINANCIAL STATEMENTS
valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
     Effective in fiscal 2006, certain employees outside of Canada participate in a defined contribution pension plan. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
     The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 16.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability which arise from fluctuations in the market price of the Bank’s common shares are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in a similar manner as stock options with Tandem SAR features, except that other stock-based compensation expense is recognized evenly over an applicable vesting period.
     Effective in fiscal 2006, for Stock Appreciation Rights (SARs), including Tandem SARs and other stock-based compensation, the Bank recognizes i) the compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date immediately on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period over the timeframe between the grant date and the date of retirement eligibility.
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
Previous accounting policy
Prior to the third quarter of fiscal 2006, the Bank recognized the cost of stock-based compensation awards over the vesting period of the award. In the third quarter of fiscal 2006, the Bank early adopted the provisions of new accounting guidance requiring stock-based compensation to eligible-to-retire employees to be accounted for as described above, and recorded an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Bank has not restated net income of any prior period as a result of adopting this accounting change as the Bank has concluded that such an impact is not material to any particular period. The fiscal 2006 income statement effect of adopting this change in policy was an increase in net income of $6 million (net of a provision for income taxes of $3 million).
Guarantees
Commencing November 1, 2006, a liability is recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. The Bank has recorded an increase in other assets of $78 million as at November 1, 2006 and a corresponding increase in other liabilities relating to these guarantees. Prior to fiscal 2007, these guarantees were recorded on an accrual basis.
2. Future accounting changes
The following summarizes future accounting changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2007.
Capital disclosures
The CICA has issued a new accounting standard that establishes requirements for Capital Disclosures. This will be effective for the Bank commencing November 1, 2007 and requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what is considered capital and whether an entity has complied with any capital requirements and consequences of non-compliance with such capital requirements.
Financial Instruments — Disclosure
The CICA has issued two new accounting standards on Financial Instruments that revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments. These new standards will be effective for the Bank commencing November 1, 2007. The new disclosures will provide additional information on the nature and extent of risks arising from financial instruments to which the Bank is exposed and how it manages those risks.
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CONSOLIDATED FINANCIAL STATEMENTS
3. Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2007	2006
					No
	Within	Three to	One to	Over	specific		Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value	value

Trading securities(1):
Canadian federal government debt	$220	$2,031	$3,227	$2,139	$—		$7,617	$14,494
Canadian provincial and municipal debt	205	717	1,026	4,249	—		6,197	4,262
U.S. treasury and other U.S. agencies’ debt	—	—	19	315	—		334	2,180
Other foreign governments’ debt	587	530	3,459	401	—		4,977	3,628
Common shares	—	—	—	—	31,616		31,616	29,053
Other	2,269	928	3,773	1,802	172		8,944	8,873

Total	3,281	4,206	11,504	8,906	31,788		59,685	62,490

Available-for-sale securities(1):
Canadian federal government debt(2)	280	220	2,787	1,748	—		5,035	3,526
Canadian provincial and municipal debt	296	14	—	6	—		316	734
U.S. treasury and other U.S. agencies’ debt	73	79	1,691	329	—		2,172	3,089
Other foreign governments’ debt	1,090	356	1,603	2,484	—		5,533	4,474
Bonds of designated emerging markets	4	—	60	570	—		634	530
Other debt	594	1,147	5,904	3,827	—		11,472	17,916
Preferred shares	—	—	—	—	549	(3)	549	611
Common shares	—	—	—	—	2,715		2,715	1,990

Total	2,337	1,816	12,045	8,964	3,264		28,426	32,870

Equity accounted investments(1):	—	—	—	—	724	(4)	724	142

Total securities	$5,618	$6,022	$23,549	$17,870	$35,776		$88,835	$95,502

Total by currency (in Canadian equivalent):
Canadian dollar	$2,554	$3,818	$9,554	$9,199	$31,280		$56,405	$55,796
U.S. dollar	622	831	9,161	6,698	3,751		21,063	30,390
Mexican peso	1,374	560	3,049	300	164		5,447	4,567
Other currencies	1,068	813	1,785	1,673	581		5,920	4,749

Total securities	$5,618	$6,022	$23,549	$17,870	$35,776		$88,835	$95,502

(1)	Effective fiscal 2007, available-for-sale securities are carried at fair value. Prior to 2007, available-for-sale securities were classified as investment securities and were carried at cost or amortized cost. Trading Securities are carried at fair value for all periods presented. [Refer to Note 1].

(2)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $4,375 (2006 —$2,116) [refer to Note 4 (b)].

(3)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates. (4) Equity accounted investments have no stated term, and as a result, have been classified in the “No specific maturity” column.
(b) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	2007(1)				2006(2)
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
As at October 31 ($ millions)	Cost(3)	gains	losses	value	Cost(3)	gains	losses	value

Canadian federal government debt	$5,062	$10	$37	$5,035	$3,526	$4	$66	$3,464
Canadian provincial and municipal debt	316	—	—	316	734	—	—	734
U.S. treasury and other U.S. agencies’ debt	2,166	8	2	2,172	3,089	5	36	3,058
Other foreign governments’ debt	5,281	322	70	5,533	4,474	376	34	4,816
Bonds of designated emerging markets	357	277	—	634	530	316	—	846
Other debt	11,464	67	59	11,472	17,916	39	34	17,921
Preferred shares	535	24	10	549	611	18	7	622
Common shares	2,273	475	33	2,715	1,990	528	18	2,500

Total available-for-sale securities	$27,454	$1,183	$211	$28,426	$32,870	$1,286	$195	$33,961

(1)	Commencing November 1, 2006, these securities relate to available-for-sale securities. Refer to Note 1 for further details.

(2)	Prior to November 1, 2006, these securities relate to investment securities. Refer to Note 1 for further details.

(3)	Cost for debt securities is amortized cost.
The net unrealized gain on available-for-sale securities of $972 million (2006 — $1,091 million) increases to a net unrealized gain of $977 million (2006 — decreases to $1,001 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.
2007 SCOTIABANK ANNUAL REPORT   107

CONSOLIDATED FINANCIAL STATEMENTS
(c) An analysis of net gain on securities, other than trading(1) is as follows:

For the year ended October 31 ($ millions)	2007	2006	2005

Realized gains	$708	$476	$599
Realized losses and impairment writedowns	220	105	185

Net gain on securities, other than trading	$488	$371	$414

(1)	Commencing November 1, 2006, these securities relate to available-for-sale securities and equity accounted investments. Prior to November 1, 2006, this related to securities classified as investment securities and equity accounted investments. Refer to Note 1 for further details.
Net gains realized on available-for-sale equity securities which did not have a quoted market price were $293 million for the year ended October 31, 2007.
(d) The following table presents securities with continuous unrealized losses for periods less than and greater than 12 months:

	Available-for-sale securities with continuous unrealized losses as at October 31, 2007
	Less Than 12 Months			12 Months or Greater			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
($ millions)	Cost	Value	Losses	Cost	Value	Losses	Cost	Value	Losses

Canadian federal government debt	$2,388	$2,369	$19	$1,440	$1,422	$18	$3,828	$3,791	$37
Canadian provincial and municipal debt	248	248	—	14	14	—	262	262	—
U.S. treasury and other U.S. agencies’ debt	70	70	—	653	651	2	723	721	2
Other foreign governments’ debt	1,756	1,728	28	738	696	42	2,494	2,424	70
Bonds of designated emerging markets	—	—	—	2	2	—	2	2	—
Other debt	1,738	1,702	36	772	749	23	2,510	2,451	59
Preferred shares	291	281	10	8	8	—	299	289	10
Common shares	295	267	28	16	11	5	311	278	33

Total	$6,786	$6,665	$121	$3,643	$3,553	$90	$10,429	$10,218	$211

As at October 31, 2007, the cost of 582 available-for-sale securities exceeded their fair value by $211 million. This unrealized loss is recorded in Accumulated Other Comprehensive Income as part of unrealized gains on available-for-sale securities. Of the 582 securities, 139 have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $90 million. The unrealized losses on the debt instruments arose primarily from an increase in interest rates. For equity investments, unrealized losses are primarily the result of the timing of the market prices or investment-specific business environment factors. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
     The Bank conducts a quarterly review to identify and evaluate investments that show indications of impairment. An investment is considered impaired if its fair value falls below its cost, and a writedown is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
4. Loans
(a) Loans outstanding
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2007	2006

Canada:
Residential mortgages	$94,085	$81,908
Personal and credit cards	35,436	32,653
Business and government	29,100	26,044

	158,621	140,605

United States:
Business, government and other	17,407	14,756

Mexico:
Residential mortgages	2,579	2,212
Personal and credit cards	1,836	1,912
Business and government	4,566	5,955

	8,981	10,079

Other International:
Residential mortgages	5,490	5,470
Personal and credit cards	4,462	4,493
Business and government	34,427	29,978

	44,379	39,941

	229,388	205,381
Less: allowance for credit losses	2,241	2,607

Total(2)	$227,147	$202,774

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $42,032 (2006 — $41,910), loans denominated in Mexican pesos amount to $7,007 (2006 — $7,727) and loans denominated in other foreign currencies amount to $22,591 (2006 — $15,996).
108   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(b) Sales of loans through securitizations
     The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The gain on sale of the mortgages resulting from these securitizations, net of issuance costs, is recognized in other income — other in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 20% (2006 — 16.0%; 2005 — 15.2%), an excess spread of 0.8% (2006 —0.9%; 2005 — 1.2%), and a discount rate of 4.5% (2006 — 4.3%; 2005 — 3.8%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2007	2006	2005

Net cash proceeds(1)	$3,756	$2,514	$2,153
Retained interest	98	67	66
Retained servicing liability	(27)	(18)	(14)

	3,827	2,563	2,205
Residential mortgages securitized	3,827	2,551	2,161

Gain on sale	$—	$12	$44

(1)	Excludes insured mortgages which were securitized and retained by the Bank during the year of $2,983 (2006 — $1,206; 2005 — $1,452). These assets are classified as available-for-sale securities (investment securities in 2006 and prior years) and have an outstanding balance of $4,375 (2006 — $2,116; 2005 — $1,214) [refer to Note 3].
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2007	2006

Fair value of the retained interest ($)	229	240
Weighted average life (in years)	4	3

Prepayment rate (%)	16.3	14.4
Impact on fair value of a 10% adverse change ($)	(5)	(11)
Impact on fair value of a 20% adverse change ($)	(9)	(18)

Residual cash flow annual discount rate (%)	4.5-5.7	3.9-4.3
Impact on fair value of a 10% adverse change ($)	(2)	(7)
Impact on fair value of a 20% adverse change ($)	(4)	(9)

Excess spread (%)	0.9	1.0
Impact on fair value of a 10% adverse change ($)	(22)	(26)
Impact on fair value of a 20% adverse change ($)	(43)	(50)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.
Information on total securitized loan assets(1) is summarized as follows:

	2007(2)(3)			2006(2)			2005
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
Residential mortgages	$11,631	$15	$—	$11,913	$7	$—	$7,801	$—	$—
Personal loans	414	14	57	170	1	1	809	4	2

Total	$12,045	$29	$57	$12,083	$8	$1	$8,610	$4	$2

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].

(2)	The 2006 and 2007 mortgage amounts include balances of mortgages securitized by Maple Trust Company and the Canadian branch of Maple Financial Group Inc., prior to the Bank acquiring the Canadian mortgage operations of Maple Financial Group Inc., including Maple Trust Company, in 2006.

(3)	The 2007 personal and credit card amounts include balances of receivables securitized by Travelers Leasing Corporation prior to the Bank acquiring the operations of Travelers Leasing Corporation in 2007.
2007 SCOTIABANK ANNUAL REPORT   109

CONSOLIDATED FINANCIAL STATEMENTS
5. Impaired loans and allowance for credit losses
(a) Impaired loans

				2007	2006
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$332		$129	$203	$178
Personal and credit cards	485		434	51	13
Business and government	727		380	347	379

Total	$1,544	(3)(4)	$943	$601	$570

By geography:
Canada				$231	$247
United States				4	45
Other International				366	278

Total				$601	$570

(1)	Gross impaired loans denominated in U.S. dollars amounted to $433 (2006 — $607) and those denominated in other foreign currencies amounted to $505 (2006 — $608).

(2)	The specific allowance for impaired loans evaluated on an individual basis totalled $383 (2006 — $710).

(3)	Individual impaired loans without an allowance for credit losses totalled $179 (2006 — $139).

(4)	Average balance of gross impaired loans totalled $1,757 (2006 — $1,850).
(b) Allowance for credit losses

As at October 31 ($ millions)	2007	2006	2005

Balance at beginning of year	$2,618	$2,475	$2,704
Write-offs(1)	(698)	(543)	(650)
Recoveries	186	181	205
Provision for (reversal of) credit losses	270	216	230
Other, including foreign currency adjustment(2)	(124)	289	(14)

Balance at end of year(3)(4)	$2,252	$2,618	$2,475

(1)	Write-offs of loans restructured during the year were nil (2006 — nil; 2005 — $18).

(2)	Includes $38 in specific allowances and $16 in general allowances related to acquisitions in 2007, $323 in specific allowances and $37 in general allowances from acquisitions in 2006, and $59 in specific allowances from acquisitions in 2005.

(3)	As at October 31, 2007, $11 (2006 — $11; 2005 — $6) has been recorded in other liabilities.

(4)	Comprised of $954 (2006 — $1,311; 2005 — $1,145) in specific allowances and $1,298 (2006 — $1,307; 2005 — $1,330) in general allowances.
6. Variable interest entities
The following table provides information about variable interest entities (VIEs) that the Bank consolidated and other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.
Consolidated VIEs(a):

	2007	2006
As at October 31 ($ millions)	Total assets	Total assets
Multi-seller conduits that the Bank administers(b)	$—	$7,546
Funding vehicles(c)	4,829	4,761
Other (d)	1,285	973

Other VIEs in which the Bank has a significant variable interest:

	2007		2006
		Maximum		Maximum
	Total	exposure	Total	exposure
As at October 31 ($ millions)	assets	to loss(e)	assets	to loss(e)

Multi-seller conduits that the Bank administers (b)	$14,525	$14,525	$6,338	$6,338
Structured finance entities (f)	3,223	1,949	3,591	2,048
Collateralized debt obligation entities (g)	854	292	1,313	371
Other	839	156	1,003	180

(a)	The assets supporting the obligations of these consolidated VIEs as at October 31, 2007 are as follows: cash and non-interest-bearing deposits with banks of $727 million (2006 — $240 million); Canadian residential mortgage loans of $4,757 million (2006 —$4,710 million); trading securities of $542 million (2006 —$8,240 million); and other assets of $88 million (2006 — $90 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

(b)	The Bank administers multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and absorb first losses for their portion of the programs. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop
110   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

liquidity and partial credit enhancement facilities [see Note 22(a)]. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $5.6 billion (2006 — $5.6 billion) based on future asset purchases by these conduits.
     On April 30, 2007, one of the multi-seller conduits administered by the Bank issued a subordinated note to an unrelated party that absorbs the majority of the expected losses. It was determined that the Bank was no longer the primary beneficiary and as a result, the VIE was no longer recorded in the Bank’s Consolidated Balance Sheet as at April 30, 2007. On the date of deconsolidation, this resulted in a decrease to both available-for-sale securities and other liabilities of $7 billion, and a net increase in guarantees and other indirect commitments of $8 billion.
(c)	The Bank uses special purpose entities to facilitate cost-efficient financing of its own operations. Activities of these entities are generally limited to holding a pool of assets or receivables generated by the Bank used to finance distributions to their investors.

(d)	This includes a Bank-sponsored commercial paper conduit that was consolidated at the end of October 2007 as the Bank was deemed to be the primary beneficiary due to its interest in a substantial portion of the conduit’s commercial paper. This conduit was subsequently wound up.

(e)	The Bank’s maximum exposure to loss as at October 31 represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. The maximum exposure to loss related to the multi-seller conduits excludes additional committed liquidity facilities of $5.6 billion (2006 — $5.6 billion). The Bank has recorded $2,497 million (2006 — $2,521 million) of this exposure, primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2007.

(f)	This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.

(g)	The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences.
7. Land, buildings and equipment

			2007	2006
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$334	$—	$334	$349
Buildings	1,614	595	1,019	1,110
Equipment and computer software	2,889	2,251	638	566
Leasehold improvements	848	568	280	231

Total	$5,685	$3,414	$2,271	$2,256

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $221 million (2006 — $192 million; 2005 — $173 million).
8. Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2007	2006	2005

Balance at beginning of year	$260	$512	$101	$873	$498	$261
Acquisitions	91	252	7	350	390	227
Effects of foreign exchange and other	—	(72)	(17)	(89)	(15)	10

Balance at end of year	$351	$692	$91	$1,134	$873	$498

Intangible assets

	Gross
	carrying	Accumulated	2007	2006	2005
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$539	$266	$273	$294	$235

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2007, was $46 million (2006 — $38 million; 2005 — $29 million).
9. Other assets

As at October 31 ($ millions)	2007	2006

Accrued interest	$1,800	$1,641
Accounts receivable	858	1,098
Future income tax assets (Note 17)	1,340	1,626
Other	2,617	2,208

Total	$6,615	$6,573

2007 SCOTIABANK ANNUAL REPORT   111

CONSOLIDATED FINANCIAL STATEMENTS
10. Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2007	2006
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$1,882	$2,426	$32,435	$64,080	$100,823	$93,450
Business and government (1)	16,315	9,860	12,742	122,312	161,229	141,072
Banks	225	378	691	25,112	26,406	29,392

Total	$18,422	$12,664	$45,868	$211,504	$288,458	$263,914

Recorded in:
Canada					198,158	175,199
United States					27,513	22,159
Mexico					8,288	9,932
Other International					54,499	56,624

Total(2)					$288,458	$263,914

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2006 — $2,250) and Scotiabank Subordinated Notes Trust of $1,000 (2006 — nil) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $74,887 (2006 — $74,660), deposits denominated in Mexican pesos amount to $7,736 (2006 — $9,259) and deposits denominated in other foreign currencies amount to $37,272 (2006 — $30,707).
11. Other liabilities

As at October 31 ($ millions)	2007	2006

Accrued interest	$2,386	$2,148
Accounts payable and accrued expenses	4,283	4,108
Deferred income	416	353
Other liabilities of subsidiaries and VIEs(1)	2,201	9,498
Gold and silver certificates	5,986	3,434
Future income tax liabilities (Note 17)	226	148
Other	5,640	5,110

Total	$21,138	$24,799

(1)	Excludes deposits and capital instrument liabilities.
12. Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 were:

As at October 31 ($ millions)

Maturity date	Interest rate (%)	Terms (1) (currency in millions)	2007	2006

September 2008	6.25	US $250	$243	$281
July 2012	6.25	Redeemed on July 16, 2007	—	500
July 2013	5.65	Redeemable at any time. After July 22, 2008,
		interest will be payable at an annual rate equal to the
		90-day bankers' acceptance rate plus 1%	428	425
September 2013	8.30	Redeemable at any time	252	250
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest
		will be payable at an annual rate equal to the 90-day
		bankers' acceptance rate plus 1%	335	325
June 2025	8.90	Redeemable at any time	250	250
August 2085	Floating	US $214 bearing interest at a floating rate of the
		offered rate for six-month Eurodollar deposits plus
		0.125%. Redeemable on any interest payment date	202	240

			$1,710	$2,271

The aggregate maturities of the debentures are as follows ($ millions):

Less than 3 years	$243
From 3 to 5 years	—
From 5 to 10 years	1,015
Over 10 years	452

$1,710

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.
112   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
13. Capital instrument liabilities, trust securities and trust subordinated notes
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments remain eligible as Tier 1 Capital for regulatory purposes.
     Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are VIEs and are not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities and Scotiabank Trust Subordinated Notes issued by the Trusts are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are reported in Deposits [refer to Note 10]. These trust securities and trust subordinated notes remain eligible for inclusion in the Bank’s regulatory capital as Tier 1 and Tier 2 capital, respectively.

As at October 31 ($ millions)	2007	2006

Capital instrument liabilities
Preferred shares issued by Scotia Mortgage Investment Corporation(a)	$—	$250
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(b)(f)(g)	500	500

	$500	$750

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(c)(f)(g)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(d)(f)(g)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(e)(f)(g)	750	750

Scotiabank Trust Subordinated Notes not consolidated by the Bank
Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust(h)	$1,000	$—

(a)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares (Scotia BOOMS) which were entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. On October 31, 2007, Scotia Mortgage Investment Corporation redeemed all of the 250,000 Class A Preferred Shares. The redemption price per share was equal to $1,000 plus declared and unpaid dividends thereon to the October 31, 2007 redemption date.

(b)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(c)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities —Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 —Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, the Scotia BaTS may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances on or after
2007 SCOTIABANK ANNUAL REPORT   113

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2006-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. The first such payment was made on December 31, 2006, in an amount of $14.551. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(f)	The Scotia BaTS may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets;
(iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

(g)	No cash distributions will be payable on the Scotia BaTS in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 14 — Restrictions on dividend payments].

(h)	On October 31, 2007, the Bank issued 1,000,000 Scotiabank Trust Subordinated Notes (“Scotia TSNs — Series A”), through a new special purpose entity, Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a deposit note from the Bank which is reported as a Business and government deposit in the Consolidated Balance Sheet.
     Holders of the Scotia TSNs — Series A are entitled to receive interest at the rate of 5.25% per annum payable semi-annually until October 31, 2012. The first such payment will be made on May 1, 2008, in an amount of $26.393 per $1,000 principal amount. Commencing November 1, 2012 until November 1, 2017, interest will be payable on the Scotia TSNs — Series A at the 90-day Banker’s Acceptance Rate plus 1% per annum payable quarterly with the first such payment on February 1, 2013. These securities may be redeemed in whole by the payment of cash with regulatory approval.
     The Bank has guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the Scotia TSNs — Series A when they become due and payable. This guarantee will be a direct, unsecured obligation, and will be subordinate to the Bank’s deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are either designated as ranking equally with or subordinated to the subordinated indebtedness. In addition, the Scotia TSNs — Series A will be automatically exchanged, without the consent of the holders, into an equal principal amount of 5.25% Bank Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction; or (v) the Bank determines that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the TSNs will not be deductible by Scotiabank Subordinated Notes Trust for tax purposes.
114   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
14. Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2007		2006		2005
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(c)	13,800,000	345	—	—	—	—
Series 15(d)	13,800,000	345	—	—	—	—
Series 16(e)	13,800,000	345	—	—	—	—

Total preferred shares	65,400,000	$1,635	24,000,000	$600	24,000,000	$600

Common shares:
Outstanding at beginning of year	989,512,188	$3,425	990,182,126	$3,316	1,008,505,580	$3,228
Issued under Shareholder Dividend and Share Purchase Plan(f)	115,228	6	142,269	7	154,168	6
Issued under Stock Option Plans (Note 16)	5,485,060	142	6,801,687	127	6,423,684	117
Issued for acquisition of a subsidiary	691,679	36	33,906	1	1,195,294	49
Purchased for cancellation(g)	(12,037,000)	(43)	(7,647,800)	(26)	(26,096,600)	(84)

Outstanding at end of year	983,767,155	$3,566	989,512,188	$3,425	990,182,126	$3,316

Total capital stock		$5,201		$4,025		$3,916

(a)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares, issued on March 15, 2005, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.30. The initial dividend, paid July 27, 2005, was $0.4405 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	Series 14 Non-cumulative Preferred Shares, issued on January 24, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid April 26, 2007, was $0.28356 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2012, at $26.00 per share together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2016, following which no redemption premium is payable.

(d)	Series 15 Non-cumulative Preferred Shares, issued on April 5 and April 17, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid July 27, 2007, was $0.34829 per share. With regulatory approval, the shares may be redeemed by the Bank on or after July 27, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 27, 2016, following which no redemption premium is payable.

(e)	Series 16 Non-cumulative Preferred Shares, issued on October 12, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. The initial dividend will be paid on January 29, 2008, at $0.39195 per share. With regulatory approval, the shares may be redeemed by the Bank on or after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until January 27, 2017, following which no redemption premium is payable.

(f)	As at October 31, 2007, 21,876,992 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(g)	In January 2007, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represents approximately 2 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 11, 2008, or the date the Bank completes its purchases. During the year ended October 31, 2007, 12 million shares (2006 — 7.6 million; 2005 — 26.1 million shares) were purchased at an average price of $52.21 (2006 — $45.71; 2005 — $40.51).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so. Further, dividends cannot be declared if the total of all dividends declared in that year would exceed the aggregate of the Bank’s net income to that date and its net income for the preceding two financial years, unless the Superintendent’s approval is obtained.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
     For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.
2007 SCOTIABANK ANNUAL REPORT   115

CONSOLIDATED FINANCIAL STATEMENTS
15. Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) as at October 31, 2007 and 2006, and other comprehensive income (loss) for the years then ended are as follows:
Accumulated other comprehensive income (loss)

	As at and for the year ended
	Opening	Transition	Net	Ending		Opening	Net	Ending
	balance	amount (Note1)	change	balance		balance	change	balance
	October 31	November 1		October 31		October 31		October 31
($ millions)	2006	2006		2007		2005		2006

Unrealized foreign currency translation losses, net of hedging activities	$(2,321)	$—	$(2,228)	$(4,549)	(1)	$(1,961)	$(360)	$(2,321	)(1)
Unrealized gains on available-for-sale securities, net of hedging activities	—	706	(67)	639	(2)	—	—	—
Gains (losses) on derivative instruments designated as cash flow hedges	—	(23)	76	53	(3)	—	—	—

Accumulated other comprehensive income (loss)	$(2,321)	$683	$(2,219)	$(3,857)		$(1,961)	$(360)	$(2,321)

(1)	Net of income tax expense of $427 (2006 — nil). As at October 31, 2007, non-derivative instruments designated as net investment hedges amounted to $6,458 (2006 — $6,838).

(2)	Net of income tax expense of $338.

(3)	Net of income tax expense of $25. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net gain of approximately $34 million after tax. As at October 31, 2007, the maximum length of cash flow hedges outstanding was less than 7 years.
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

For the year ended October 31 ($ millions)	2007	2006	2005

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation losses(1)	$(2,916)	$(564)	$(416)
Net gains on hedges of net investments in self-sustaining foreign operations(2)	688	204	238

	(2,228)	(360)	(178)

Net change in unrealized gains on available-for-sale securities
Net unrealized gains on available-for-sale securities(3)	46	—	—
Reclassification of net gains to net income(4)	(113)	—	—

	(67)	—	—

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net losses on derivative instruments designated as cash flow hedges(5)	(770)	—	—
Reclassification of net losses to net income(6)	846	—	—

	76	—	—

Other comprehensive income (loss)	$(2,219)	$(360)	$(178)

(1)	Net of income tax expense of nil.

(2)	Net of income tax expense of $427 (2006 — nil; 2005 — nil).

(3)	Net of income tax expense of $20.

(4)	Net of income tax benefit of $64.

(5)	Net of income tax benefit of $387.

(6)	Net of income tax expense of $425.
116   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
16. Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. Outstanding options expire on dates ranging from March 2, 2008 to June 1, 2017. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 66.3 million common shares have been issued as a result of the exercise of options and 27.7 million common shares are committed under outstanding options, leaving 20 million common shares available for issuance as options.
     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 164,000 (2006 — 174,000; 2005 — 224,000) options are outstanding at a weighted average exercise price of $23.09 (2006 — $23.17; 2005 — $23.19). In fiscal 2007, 10,000 of these options (2006 — 50,000; 2005 — 33,150) were exercised at a weighted average exercise price of $24.51 (2006 — $23.25; 2005 —$22.71). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.
Details of the Bank’s Employee Stock Option Plan are as follows:

	2007		2006		2005
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	31,839	$23.87	37,358	$21.35	42,525	$19.93
Granted	2,094	52.01	2,052	46.04	1,977	39.00
Exercised	(5,475)	19.29	(6,751)	16.32	(6,391)	17.00
Forfeited/cancelled	(207)	28.54	(342)	27.33	(149)	23.57
Exercise of Tandem SARs	(530)	26.80	(478)	25.90	(604)	25.04

Outstanding at end of year(1)	27,721	$26.81	31,839	$23.87	37,358	$21.35

Exercisable at end of year	22,629	$22.62	26,170	$20.98	29,305	$19.06

Available for grant	20,008		21,365		22,598

As at October 31, 2007	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$14.18 to $15.83	5,524	1.87	$14.96	5,524	$14.96
$17.55 to $21.03	6,173	2.84	$20.57	6,173	$20.57
$24.40 to $27.44	7,996	4.44	$24.59	7,996	$24.59
$31.45 to $54.00	8,028	7.25	$41.97	2,936	$35.99

	27,721	4.39	$26.81	22,629	$22.62

(1)	Included are 16,024,561 (2006 — 15,892,372; 2005 — 15,274,605) options with Tandem SAR features.
2007 SCOTIABANK ANNUAL REPORT   117

CONSOLIDATED FINANCIAL STATEMENTS
(b) Employee share ownership plans
Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2007, the Bank’s contributions totalled $27 million (2006 — $26 million; 2005 — $26 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2007, an aggregate expense of $133 million (2006 — $164 million; 2005 — $140 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from securities and derivatives used to manage the volatility of stock-based compensation of $99 million (2006 — $165 million; 2005 —$94 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs), including Tandem SARs
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2007, 2,336,394 SARs were granted (2006 — 2,284,396; 2005 —2,212,980) and as at October 31, 2007, 21,810,096 SARs were outstanding (2006 — 22,771,720; 2005 — 23,148,386), of which 20,558,130 SARs were vested (2006 — 21,624,273; 2005 —13,611,252).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2007, there were 1,571,110 units outstanding (2006 — 1,465,391; 2005 — 1,581,240).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2007, there were 216,335 units outstanding (2006 — 181,823; 2005 — 145,593).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2007, there were 1,770,405 units (2006 — 3,597,093; 2005 —5,179,850) awarded and outstanding of which 1,374,451 were vested.
Performance Share Unit Plan (PSU)
In 2004, the Bank introduced the PSU Plan for eligible executives. PSU awards vest at the end of three years and a portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2007, there were 3,477,266 units (2006 — 2,422,239; 2005 — 1,279,483) awarded and outstanding [including 1,155,145 (2006 — 800,604; 2005 — 423,177) subject to performance criteria] of which 2,704,164 were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.
118   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
17. Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2007	2006	2005

Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$283	$269	$377
Provincial	236	178	213
Foreign	650	603	488

	1,169	1,050	1,078

Future income taxes:
Domestic:
Federal	(134)	(135)	(196)
Provincial	(55)	(11)	(44)
Foreign	83	(32)	9

	(106)	(178)	(231)

Total provision for income taxes in the Consolidated Statement of Income	$1,063	$872	$847

Provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity:
Reported in Other Comprehensive Income	421	—	—
Cumulative effect of adopting new accounting policy	338	(13)	—
Share issuance costs	(9)	—	(3)

Total provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	750	(13)	(3)

Total provision for income taxes	$1,813	$859	$844

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2007		2006		2005
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,815	34.7%	$1,586	34.9%	$1,443	35.0%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(467)	(8.9)	(467)	(10.3)	(370)	(9.0)
Tax-exempt income from securities	(313)	(6.0)	(219)	(4.8)	(210)	(5.1)
Future income tax effect of substantively enacted tax rate changes	41	0.8	4	0.1	15	0.4
Other, net	(13)	(0.3)	(32)	(0.7)	(31)	(0.8)

Total income taxes and effective tax rate	$1,063	20.3%	$872	19.2%	$847	20.5%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2007	2006

Allowance for credit losses(1)	$785	$746
Deferred compensation	377	391
Loss carryforwards(2)	101	174
Loss on disposal of subsidiary operations	83	87
Deferred income	86	59
Securities	(247)	2
Premises and equipment	(96)	(63)
Pension fund	(292)	(254)
Other	317	336

Net future income taxes(3)	$1,114	$1,478

(1)	As at October 31, 2007, the future income tax asset related to the allowance for credit losses has been reduced by a valuation allowance of $213 (2006 — nil) relating to a subsidiary’s unused tax deductions arising from previous years’ allowance for credit losses.

(2)	Includes a gross future tax asset of $203 as at October 31, 2007 (2006 — $357) relating to subsidiaries’ unused income tax losses. This future tax asset has been reduced by a valuation allowance of $102 (2006 — $183), resulting in a net future tax asset of $101 (2006 — $174). Should the portion of the valuation allowance related to recent acquisitions be reduced in future periods, the reduction would be applied to goodwill.

(3)	Net future income taxes of $1,114 (2006 — $1,478) are represented by future income tax assets of $1,340 (2006 — $1,626), net of future income tax liabilities of $226 (2006 — $148).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2007, are estimated to be $444 million (October 31, 2006 — $401 million).
2007 SCOTIABANK ANNUAL REPORT   119

CONSOLIDATED FINANCIAL STATEMENTS
18. Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2007	2006	2005	2007	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year	$4,588	$4,568	$3,790	$1,075	$1,041	$808
Cost of benefits earned in the year	128	143	116	36	42	36
Interest cost on benefit obligation	264	253	250	62	60	55
Employee contributions	11	9	9	—	—	—
Benefits paid	(235)	(198)	(175)	(49)	(48)	(48)
Actuarial loss (gain)	5	(75)	560	(1)	(2)	200
Non-routine events(2)	(50)	(90)	36	(29)	(4)	(10)
Foreign exchange	(93)	(22)	(18)	(47)	(14)	—

Benefit obligation at end of year	$4,618	$4,588	$4,568	$1,047	$1,075	$1,041

Change in fair value of assets
Fair value of assets at beginning of year	$5,390	$4,765	$4,097	$221	$207	$162
Actual return on assets	601	440	702	30	27	17
Employer contributions	186	488	157	62	42	73
Employee contributions	11	9	9	—	—	—
Benefits paid	(235)	(198)	(175)	(49)	(48)	(48)
Non-routine events(2)	(73)	(75)	—	(5)	—	—
Foreign exchange	(147)	(39)	(25)	(22)	(7)	3

Fair value of assets at end of year(3)	$5,733	$5,390	$4,765	$237	$221	$207

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$1,115	$802	$197	$(810)	$(854)	$(834)
Unrecognized net actuarial loss	274	537	780	271	325	366
Unrecognized past service costs	96	86	81	(4)	(5)	(6)
Unrecognized transitional obligation (asset)	(308)	(364)	(411)	178	206	229
Valuation allowance	(169)	(195)	(182)	—	—	—
Employer contributions after measurement date	36	6	90	10	10	7

Net prepaid (accrued) benefit expense at end of year	$1,044	$872	$555	$(355)	$(318)	$(238)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,243	$1,054	$729	$13	$6	$10
Other liabilities in the Bank’s Consolidated Balance Sheet	(199)	(182)	(174)	(368)	(324)	(248)

Net prepaid (accrued) benefit expense at end of year	$1,044	$872	$555	$(355)	$(318)	$(238)

Annual benefit expense
Cost of benefits earned in the year	$128	$143	$116	$36	$42	$36
Interest cost on benefit obligation	264	253	250	62	60	55
Actual return on assets	(601)	(440)	(702)	(30)	(27)	(17)
Actuarial loss (gain) on benefit obligation	5	(75)	560	(1)	(2)	200
Amount of curtailment (gain) loss recognized	3	(2)	—	(8)	—	—
Amount of settlement (gain) loss recognized	32	1	—	(1)	—	—
Non-routine events(2)	24	(15)	36	(11)	(4)	(10)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	(145)	(135)	260	47	69	264

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	227	97	412	15	12	6
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	13	125	(528)	15	19	(193)
Difference between amortization of non-routine events and actual non-routine events	(15)	23	(28)	11	4	10
Amortization to recognize transitional obligation (asset)	(42)	(42)	(44)	21	22	19

	183	203	(188)	62	57	(158)
Change in valuation allowance provided against prepaid benefit expense	(26)	13	11	—	—	—

Benefit expense recognized, excluding defined contribution benefit expense	12	81	83	109	126	106

Defined contribution benefit expense recognized	5	3	—	—	—	—

Total benefit expense recognized	$17	$84	$83	$109	$126	$106

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(3)	The fair value of pension plan assets invested in common shares of the Bank totalled $553 (2006 — $552; 2005 — $540).
120   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans

For the year ended October 31 ($ millions)	2007	2006	2005	2007	2006	2005

Benefit obligation(1)	$613	$628	$787	$1,047	$1,075	$1,041
Fair value of assets	326	326	379	237	221	207

Deficit of fair value of assets over benefit obligation	$(287)	$(302)	$(408)	$(810)	$(854)	$(834)

(1)	Includes the benefit obligation of $281 at the end of 2007 (2006 — $266; 2005 — $278) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans

For the year ended October 31	2007	2006	2005	2007	2006	2005

To determine benefit obligation at end of year
Discount rate	5.85%	5.75%	5.50%	6.10%	6.00%	5.75%
Rate of increase in future compensation(2)	3.75%	3.50%	3.55%	1.40%	4.40%	3.85%
To determine benefit expense (income) for the year
Discount rate	5.75%	5.50%	6.50%	6.00%	5.75%	6.90%
Assumed long-term rate of return on assets	7.25%	7.50%	7.25%	7.10%	7.60%	7.30%
Rate of increase in future compensation(2)	3.50%	3.55%	3.75%	1.35%	4.55%	4.00%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	7.40%	8.30%	8.90%
Ultimate rate	n/a	n/a	n/a	4.70%	4.60%	4.60%
Year ultimate rate reached	n/a	n/a	n/a	2014	2014	2014

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2007 benefit expense for all Canadian pension and other benefit plans was 5.5% (2006 — 5.25%; 2005 — 6.25% for the main pension plan and 6.5% for the other Canadian pension and benefit plans). The discount rate used for the 2007 end of year benefit obligation was 5.6% for all Canadian pension and other benefit plans (2006 — 5.50%; 2005 — 5.25%) and the assumed long-term rate of return on assets for all Canadian pension plans was 7.25% (2006 — 7.25%; 2005 — 7.00%).

(2)	The 2006 weighted-average rates shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans

For the year ended October 31, 2007 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$784	$79	$168	$15
Impact of 1% decrease in assumed long-term rate of return on assets	—	47	—	2
Impact of 0.25% increase in rate of increase in future compensation	48	9	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	128	22
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(102)	(16)

Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to spread risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Within each asset class, investment management firms are hired and assigned specific mandates. To enhance diversification, several investment managers — including related-party managers — are typically used for each asset class.
     Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Legislation places certain restrictions on asset mix — for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is to hedge currency fluctuations associated with US equity holdings in the Canadian pension funds. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities; however, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing — as needed — back to the target asset mix is considered, generally, twice each year.
     The Bank’s other benefit plans are generally not funded; the relatively small assets for these other benefit plans are mostly related to programs in Mexico.
The Bank’s principal plans’ weighted-average actual and target asset allocations at the measurement date, by asset category, are as follows:

	Pension plans				Other benefit plans

	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
Asset category	2007	2007	2006	2005	2007	2007	2006	2005

Equity investments	64%	65%	67%	66%	26%	24%	17%	15%
Fixed income investments	35%	34%	32%	33%	74%	76%	83%	85%
Other	1%	1%	1%	1%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%	100%	100%

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CONSOLIDATED FINANCIAL STATEMENTS
Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2006, and the date of the next required valuation is November 1, 2009 (this plan accounts for 72% of principal pension plans’ benefit obligation and 75% of principal pension plans’ fair value of assets). Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2005 for the other post-retirement benefits and July 31, 2006 for post-employment benefits. The next actuarial valuations are currently scheduled in fiscal 2008.
Cash payments and contributions
In fiscal year 2007, the Bank made cash payments of $216 million (2006 — $404 million; 2005 — $118 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $62 million (2006 — $45 million; 2005 —$61 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $5 million (2006 — $3 million; 2005 — nil) to the principal defined contribution pension plans.
19. Earnings per common share

For the year ended October 31 ($ millions)	2007	2006	2005

Basic earnings per common share
Net income	$4,045	$3,579	$3,209
Preferred dividends paid	51	30	25

Net income available to common shareholders	$3,994	$3,549	$3,184

Average number of common shares outstanding (millions)	989	988	998

Basic earnings per common share(1)	$4.04	$3.59	$3.19

Diluted earnings per common share
Net income available to common shareholders	$3,994	$3,549	$3,184

Average number of common shares outstanding (millions)	989	988	998
Stock options potentially exercisable (millions)(2)	8	13	14

Average number of diluted common shares outstanding (millions)(3)	997	1,001	1,012

Diluted earnings per common share(1)	$4.01	$3.55	$3.15

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method. Excludes options with Tandem SAR features as these options are expensed and recorded as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.
20. Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan.
     Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 16 — Stock-based compensation for further details of these plans.
21. Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.
     Domestic Banking, including wealth management operations, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the
122   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

For the year ended October 31, 2007 ($ millions)
	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,855	$2,762	$1,160	$(679)	$7,098
Provision for credit losses	295	101	(101)	(25)	270
Other income	2,248	1,227	1,290	627	5,392

Net interest and other income	5,808	3,888	2,551	(27)	12,220
Depreciation and amortization	158	84	23	2	267
Other non-interest expenses	3,401	2,195	990	141	6,727

Income before the undernoted:	2,249	1,609	1,538	(170)	5,226
Provision for income taxes	685	241	413	(276)	1,063
Non-controlling interest in net income of subsidiaries	—	118	—	—	118

Net income	$1,564	$1,250	$1,125	$106	$4,045
Preferred dividends paid	14	18	11	8	51

Net income available to common shareholders	$1,550	$1,232	$1,114	$98	$3,994

Total average assets ($ billions)	$154	$66	$152	$31	$403

For the year ended October 31, 2006 ($ millions)
	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,682	$2,306	$951	$(531)	$6,408
Provision for credit losses	279	60	(63)	(60)	216
Other income	1,935	939	1,437	489	4,800

Net interest and other income	5,338	3,185	2,451	18	10,992
Depreciation and amortization	143	62	23	2	230
Other non-interest expenses	3,326	1,865	932	90	6,213

Income before the undernoted:	1,869	1,258	1,496	(74)	4,549
Provision for income taxes	581	98	443	(250)	872
Non-controlling interest in net income of subsidiaries	—	98	—	—	98

Net income	$1,288	$1,062	$1,053	$176	$3,579
Preferred dividends paid	9	8	6	7	30

Net income available to common shareholders	$1,279	$1,054	$1,047	$169	$3,549

Total average assets ($ billions)	$136	$56	$130	$29	$351

For the year ended October 31, 2005 ($ millions)
	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,576	$1,969	$849	$(523)	$5,871
Provision for credit losses	274	70	(71)	(43)	230
Other income	1,819	793	1,320	597	4,529

Net interest and other income	5,121	2,692	2,240	117	10,170
Depreciation and amortization	130	50	20	2	202
Other non-interest expenses	3,166	1,662	909	104	5,841

Income before the undernoted:	1,825	980	1,311	11	4,127
Provision for income taxes	566	103	390	(212)	847
Non-controlling interest in net income of subsidiaries	—	71	—	—	71

Net income	$1,259	$806	$921	$223	$3,209
Preferred dividends paid	6	6	6	7	25

Net income available to common shareholders	$1,253	$800	$915	$216	$3,184

Total average assets ($ billions)	$123	$50	$112	$24	$309

(1)	Includes revenues from all other smaller operating segments of $594 in 2007 (2006 — $372; 2005 — $432), and net income available to common shareholders of $314 in 2007 (2006 — $207; 2005 — $274). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $531 in 2007 (2006 — $440; 2005 — $326), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
2007 SCOTIABANK ANNUAL REPORT   123

CONSOLIDATED FINANCIAL STATEMENTS
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2007 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,294	$152	$887	$2,012	$7,345
Provision for credit losses	295	(91)	68	23	295
Other income	3,084	698	478	930	5,190
Non-interest expenses	4,285	224	723	1,712	6,944
Provision for income taxes	474	215	51	225	965
Non-controlling interest in net income of subsidiaries	—	—	12	106	118
Preferred dividends paid	20	5	6	15	46

	$2,304	$497	$505	$861	$4,167

Corporate adjustments					(173)

Net income available to common shareholders					$3,994

Total average assets ($ billions)	$265	$29	$21	$81	$396

Corporate adjustments					7

Total average assets, including corporate adjustments					$403

		United		Other
For the year ended October 31, 2006 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,029	$71	$802	$1,656	$6,558
Provision for credit losses	273	(41)	27	17	276
Other income	2,883	581	403	726	4,593
Non-interest expenses	4,110	241	630	1,448	6,429
Provision for income taxes	478	138	(17)	153	752
Non-controlling interest in net income of subsidiaries	—	—	15	83	98
Preferred dividends paid	12	2	3	7	24

	$2,039	$312	$547	$674	$3,572

Corporate adjustments					(23)

Net income available to common shareholders					$3,549

Total average assets ($ billions)	$227	$31	$21	$66	$345

Corporate adjustments					6

Total average assets, including corporate adjustments					$351

		United		Other
For the year ended October 31, 2005 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$3,808	$199	$690	$1,438	$6,135
Provision for credit losses	262	(93)	34	70	273
Other income	2,737	484	363	716	4,300
Non-interest expenses	3,917	246	669	1,185	6,017
Provision for income taxes	450	216	1	142	809
Non-controlling interest in net income of subsidiaries	—	—	10	61	71
Preferred dividends paid	9	2	2	6	19

	$1,907	$312	$337	$690	$3,246

Corporate adjustments					(62)

Net income available to common shareholders					$3,184

Total average assets ($ billions)	$205	$25	$19	$57	$306

Corporate adjustments					3

Total average assets, including corporate adjustments					$309

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
124   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
22. Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2007		2006
	Maximum potential		Maximum potential
	amount of future		amount of future
As at October 31 ($ millions)	payments	(1)	payments	(1)

Standby letters of credit and letters of guarantee	$18,435		$18,486
Liquidity facilities	22,475		10,090
Derivative instruments	1,361		1,521
Securitizations	170		170
Indemnifications	500		549

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
(i) Standby letters of credit and letters of guarantee Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2007, $11 million (2006 — $12 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
     The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank. As at October 31, 2007, these credit enhancements amounted to $1,187 million (2006 — $43 million) and are included within standby letters of credit and letters of guarantee or liquidity facilities in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
(ii) Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. Of the $22,475 million (2006 —$10,090 million) in backstop liquidity facilities provided to asset backed commercial paper conduits, 89% (2006 — 73%) is committed liquidity for the Bank’s sponsored conduits. The large increase in backstop liquidity facilities in 2007 was primarily attributed to the deconsolidation of the assets and liabilities of one of the Bank’s sponsored conduits after it was restructured in the second quarter.
(iii) Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2007, $57 million (2006 — $42 million) was included in Derivative instruments in the Consolidated Balance Sheet with respect to these derivative instruments.
(iv) Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 28 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
(v) Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2007, $10 million (2006 — $12 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
2007 SCOTIABANK ANNUAL REPORT   125

CONSOLIDATED FINANCIAL STATEMENTS
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
•	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
•	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
•	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2007(1)	2006(1)

Commercial letters of credit	$1,186	$982
Commitments to extend credit(2)
Original term to maturity of one year or less	67,861	61,453
Original term to maturity of more than one year	46,388	44,465
Securities lending	10,965	8,682
Security purchase and other commitments	1,676	3,299

Total	$128,076	$118,881

(1)	Amounts relating to variable interest entities are disclosed in Note 6.

(2)	Includes liquidity facilities
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2007, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2008	$169
2009	144
2010	121
2011	96
2012	73
2013 and thereafter	191

Total	$794

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $197 million (2006 —$181 million; 2005 — $176 million). In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2007	2006

Assets pledged to:
Bank of Canada(1)	$30	$25
Foreign governments and central banks(1)	3,011	2,605
Clearing systems, payment systems and depositories(1)	1,629	1,531
Assets pledged in relation to exchange-traded derivative transactions	179	108
Assets pledged as collateral related to securities borrowed, and securities lent	29,585	24,955
Assets pledged in relation to over-the-counter derivative transactions	4,049	1,744
Other	1,692	1,609

Total assets pledged	$40,175	$32,577
Obligations related to securities sold under repurchase agreements	28,137	33,470

Total	$68,312	$66,047

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions.
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.
126   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
23. Financial instruments
(a) Financial risk management
The Bank’s primary business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes.
     The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. The risks that arise from transacting financial instruments include credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in interest rates, foreign currency exchange rates and equity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques.
     The Bank’s risk management framework has four main components as follows:
•	Policies which define the Bank’s risk tolerance and set the limits and controls within which the Bank and its subsidiaries can operate. These policies are developed based on the requirements of regulatory authorities and are approved by the Bank’s Board of Directors.
•	Guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented.
•	Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and expectations in terms of quality of information required to make a decision.
•	Compliance with risk policies, limits and guidelines is measured and periodically independently reported to ensure consistency against defined goals.
     The risks associated with the Bank’s financial instruments portfolios are assessed using various methods which include, but are not limited to Value at Risk, stress testing, sensitivity analysis and simulation modeling, as well as gap analysis. Further details are provided below on the fair value of financial instruments and how these amounts were determined. This note also presents the Bank’s interest rate risk by term based on the earlier of contractual repricing or maturity dates, and the Bank’s financial instrument credit exposure by sector and geography. Note 25 provides details on the terms and conditions of the Bank’s financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading activities and asset/liability management.
(b) Fair value
Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and are best evidenced by quoted market prices, if they exist. Some of the Bank’s financial instruments lack an active trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.
     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the book value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value. In addition, commencing fiscal 2007, available-for-sale securities are also recorded at fair value (see Note 1).
2007 SCOTIABANK ANNUAL REPORT   127

CONSOLIDATED FINANCIAL STATEMENTS
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2007				2006
	Total	Total			Total	Total
	fair	carrying		Favourable/	fair	carrying		Favourable/
As at October 31 ($ millions)	value	value		(Unfavourable)	value	value		(Unfavourable)

Assets:
Cash resources	$29,195	$29,195		$—	$23,376	$23,376		$—
Securities	88,835	88,835		—	96,593	95,502		1,091 (1)
Securities purchased under resale agreements	22,542	22,542		—	25,705	25,705		—
Loans	226,731	227,147		(416)	202,781	202,774		7
Customers’ liability under acceptances	11,538	11,538		—	9,555	9,555		—
Other	4,180	4,180		—	4,075	4,075		—
Liabilities:
Deposits	288,726	288,458		(268)	264,282	263,914		(368)
Acceptances	11,538	11,538		—	9,555	9,555		—
Obligations related to securities sold under repurchase agreements	28,137	28,137		—	33,470	33,470		—
Obligations related to securities sold short	16,039	16,039		—	13,396	13,396		—
Other	20,722	20,722		—	24,629	24,629		—
Subordinated debentures	1,788	1,710		(78)	2,444	2,271		(173)
Capital instrument liabilities	529	500		(29)	809	750		(59)
Derivatives (Note 25)	(2,729)	(2,729)	(2)	—	(873)	(771	)(2)	(102)

(1)	This excludes net deferred hedge losses on securities of $93.

(2)	This represents a net liability.
The book value of certain financial assets and financial liabilities that are carried at cost or amortized cost may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Determination of fair value
The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 25(d) for fair value of derivative instruments).
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     Fair values of securities are disclosed in Note 3 for those securities that have quoted market prices; for available-for-sale equity securities that have no quoted market prices, the amounts reflected in the table above include such securities at cost. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at fair value. These fair values are based on quoted prices, when available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques.
128   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
•	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.
•	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
(c) Interest rate risk
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2007 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$4,411	$15,988	$2,352	$375	$42	$6,027		$29,195
Trading securities	—	6,200	4,065	8,814	8,818	31,788		59,685
Securities, other than trading	436	3,930	3,752	12,293	4,751	3,988	(2)	29,150
Securities purchased under resale agreements	—	21,100	1,442	—	—	—		22,542
Loans	28,126	89,177	21,983	82,137	6,421	(697	)(3)	227,147
Other assets	—	—	—	—	—	43,791	(4)	43,791

Total assets	$32,973	$136,395	$33,594	$103,619	$20,032	$84,897		$411,510

Deposits	$28,501	$164,933	$42,887	$34,509	$5,405	$12,223		$288,458
Obligations related to securities sold under repurchase agreements	—	25,853	2,284	—	—	—		28,137
Obligations related to securities sold short	—	1,045	876	5,612	5,449	3,057		16,039
Subordinated debentures	—	—	445	763	502	—		1,710
Capital instrument liabilities	—	—	—	500	—	—		500
Other liabilities	—	—	—	—	—	57,862	(4)	57,862
Shareholders’ equity	—	—	—	—	—	18,804	(4)	18,804

Total liabilities and shareholders’ equity	$28,501	$191,831	$46,492	$41,384	$11,356	$91,946		$411,510

On-balance sheet gap	4,472	(55,436)	(12,898)	62,235	8,676	(7,049)		—
Derivative instruments	—	22,539	(1,348)	(19,544)	(1,647)	—		—

Interest rate sensitivity gap based on contractual repricing	4,472	(32,897)	(14,246)	42,691	7,029	(7,049)		—
Adjustment to expected repricing	13,021	24,824	7,386	(22,745)	(4,415)	(18,071)		—
Total interest rate sensitivity gap	$17,493	$(8,073)	$(6,860)	$19,946	$2,614	$(25,120)		$—
Cumulative gap	17,493	9,420	2,560	22,506	25,120	—		—

As at October 31, 2006 ($ millions)

Total interest rate sensitivity gap	$12,220	$(12,882)	$(4,400)	$23,668	$3,921	$(22,527)		$—
Cumulative gap	$12,220	$(662)	$(5,062)	$18,606	$22,527	$—		$—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This represents common shares, preferred shares, and equity accounted investments.

(3)	This represents net impaired loans, less the general allowance.

(4)	This includes non-financial instruments.
The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following rate-sensitive financial instruments.
2007 SCOTIABANK ANNUAL REPORT   129

CONSOLIDATED FINANCIAL STATEMENTS
Average effective yields by the earlier of the contractual repricing or maturity dates:

	Immediately	Within	Three to	One to	Over
As at October 31, 2007	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.9%	4.4%	5.2%	4.7%	5.0%	4.6%
Trading securities	—	6.5	4.9	5.0	5.7	5.5
Securities, other than trading(2)	5.5	5.1	5.4	5.5	6.2	5.6
Securities purchased under resale agreements	—	4.9	5.3	—	—	4.9
Loans(3)	6.6	6.5	6.1	5.8	8.2	6.3

Deposits(4)	3.8	4.3	4.4	4.0	4.1	4.2
Obligations related to securities sold under repurchase agreements(4)	—	5.2	5.4	—	—	5.2
Obligations related to securities sold short	—	4.1	4.3	4.0	4.6	4.3
Subordinated debentures(4)	—	—	5.9	5.6	8.6	6.6	(1)
Capital instrument liabilities(4)	—	—	—	7.3	—	7.3
Other liabilities	—	—	—	—	—	—

	Immediately	Within	Three to	One to	Over
As at October 31, 2006	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.3%	4.8%	5.0%	4.7%	—%	4.8%
Trading securities	—	6.3	4.4	4.5	5.1	5.1
Investment securities(2)	5.2	5.4	4.4	4.5	6.0	5.1
Securities purchased under resale agreements	—	4.8	6.3	—	—	4.9
Loans(3)	7.0	6.5	6.3	5.7	7.2	6.4

Deposits(4)	4.0	4.0	4.1	4.0	5.1	4.0
Obligations related to securities sold under repurchase agreements(4)	—	4.8	6.5	—	—	4.9
Obligations related to securities sold short	—	4.6	4.2	4.3	4.3	4.3
Subordinated debentures(4)	—	—	6.0	5.8	8.6	6.5	(1)
Capital instrument liabilities(4)	—	—	—	7.1	—	7.1
Other liabilities	—	5.3	5.3	—	—	5.3

(1)	After adjusting for the impact of related derivatives, the yield was 5.5% (2006 — 6.2%).

(2)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4)	Yields are based on book values and contractual rates.
(d) Credit exposure
The following table summarizes the credit exposure of the Bank to businesses and governments, less the related allowance for credit losses:

	2007							2006	(6)
	Loans and		Derivative		Other
As at September 30 ($ millions)	acceptances	(1)	instruments	(2)	exposures	(4)	Total	Total

By sector:
Resource and manufacturing, excluding automotive	$24,831		$1,065		$5,131		$31,027	$27,832
Finance and government	22,389		18,113		7,755		48,257	34,220
Other	42,741		2,782		8,393		53,916	50,851

Total	$89,961		$21,960		$21,279		$133,200	$112,903

Allowance for credit losses(3)							1,639	1,996

							$131,561	$110,907

By geography(5):
Canada	$36,540		$9,726		$6,261		$52,527	$44,765
United States	14,924		5,798		10,273		30,995	27,264
Mexico	4,648		15		252		4,915	6,066
Other International	33,849		6,421		4,493		44,763	34,808

Total	$89,961		$21,960		$21,279		$133,200	$112,903

Allowance for credit losses(3)							1,639	1,996

							$131,561	$110,907

(1)	Excludes securities purchased under resale agreements.

(2)	Derivative instruments are as at October 31.

(3)	Allowance for credit losses is as at October 31, and is comprised of specific allowances and the related portion of the general allowance.

(4)	Comprises guarantees and letters of credit.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

(6)	Reclassified to conform with current period presentation.
130   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
24. Certain items designated as trading
As permitted by the new financial instrument accounting standards [refer to Note 1], on November 1, 2006, the Bank elected to designate certain assets and liabilities as trading under the fair value option. These financial instruments are carried at fair value in the Consolidated Balance Sheet and all fair value changes are recognized in the Consolidated Statement of Income.
     The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. By classifying these loans as trading, the fair value changes will be recorded in income along with the fair value changes of the derivative. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these traded loans is based on quoted market prices. The fair value of these loans outstanding as at October 31, 2007 was $4.1 billion (November 1, 2006 — $3.3 billion). The change in fair value that was recorded through trading revenues for the year ended October 31, 2007 was a gain of $234 million. These changes were entirely offset by the changes in the fair value of the related credit derivatives.
     The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these traded loans is based on quoted market prices. The fair value of these loans outstanding as at October 31, 2007 was $151 million (November 1, 2006 — $164 million). The change in fair value that was recorded through trading revenues for the year ended October 31, 2007 was a gain of $11 million.
     The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these deposit note liabilities, including the extension feature, is determined by discounting expected future cash flows using current market rates offered for similar instruments. The fair value of these liabilities outstanding as at October 31, 2007 was $847 million (November 1, 2006 — $785 million). For the year ended October 31, 2007, the change in fair value that was recorded through net interest income on these deposit note liabilities was a gain of $4 million. The changes in fair value are due to changes in market interest rates; except for an insignificant change in fair value attributable to credit risk. These changes in fair value were mostly offset by the change in fair value of the related derivatives.
2007 SCOTIABANK ANNUAL REPORT   131

CONSOLIDATED FINANCIAL STATEMENTS
25. Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM), which includes derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2007			2006
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$74,620	$12,706	$87,326	$112,055	$12,199	$124,254
Options purchased	3,378	—	3,378	13,788	—	13,788
Options written	9,702	—	9,702	2,128	—	2,128

	87,700	12,706	100,406	127,971	12,199	140,170

Over-the-counter:
Forward rate agreements	23,387	9,688	33,075	13,649	10,070	23,719
Swaps	468,382	96,883	565,265	386,311	85,844	472,155
Options purchased	49,378	5,663	55,041	21,384	2,908	24,292
Options written	28,192	353	28,545	23,970	1,921	25,891

	569,339	112,587	681,926	445,314	100,743	546,057

Total	$657,039	$125,293	$782,332	$573,285	$112,942	$686,227

Foreign exchange and gold contracts
Exchange-traded:
Futures	$9,548	$—	$9,548	$6,868	$—	$6,868
Options purchased	56	—	56	124	—	124
Options written	72	—	72	104	—	104

	9,676	—	9,676	7,096	—	7,096

Over-the-counter:
Spot and forwards	254,239	13,158	267,397	176,030	14,141	190,171
Swaps	63,345	34,168	97,513	60,356	25,004	85,360
Options purchased	2,567	—	2,567	2,475	—	2,475
Options written	2,526	—	2,526	2,478	—	2,478

	322,677	47,326	370,003	241,339	39,145	280,484

Total	$332,353	$47,326	$379,679	$248,435	$39,145	$287,580

Other derivative contracts
Equity: over-the-counter	$34,382	$3,928	$38,310	$27,678	$3,595	$31,273
Credit: over-the-counter	79,135	1,490	80,625	32,832	1,993	34,825
Other	6,078	43	6,121	4,731	31	4,762

Total	$119,595	$5,461	$125,056	$65,241	$5,619	$70,860

Total notional amounts outstanding	$1,108,987	$178,080	$1,287,067	$886,961	$157,706	$1,044,667

132   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2007 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$43,804	$43,522	$—	$87,326
Forward rate agreements	32,677	398	—	33,075
Swaps	188,392	270,222	106,651	565,265
Options purchased	49,353	8,780	286	58,419
Options written	26,151	7,829	4,267	38,247

	340,377	330,751	111,204	782,332

Foreign exchange and gold contracts
Futures	5,731	3,817	—	9,548
Spot and forwards	257,560	9,045	792	267,397
Swaps	13,905	55,922	27,686	97,513
Options purchased	2,547	76	—	2,623
Options written	2,502	96	—	2,598

	282,245	68,956	28,478	379,679

Other derivative contracts
Equity	34,432	3,474	404	38,310
Credit	9,447	28,472	42,706	80,625
Other	3,656	2,465	—	6,121

	47,535	34,411	43,110	125,056

Total	$670,157	$434,118	$182,792	$1,287,067

	Within	One to	Over
As at October 31, 2006 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$107,420	$16,834	$—	$124,254
Forward rate agreements	23,384	335	—	23,719
Swaps	134,288	248,080	89,787	472,155
Options purchased	27,482	9,750	848	38,080
Options written	12,962	10,111	4,946	28,019

	305,536	285,110	95,581	686,227

Foreign exchange and gold contracts
Futures	5,351	1,517	—	6,868
Spot and forwards	180,257	8,874	1,040	190,171
Swaps	14,467	47,593	23,300	85,360
Options purchased	2,432	167	—	2,599
Options written	2,443	139	—	2,582

	204,950	58,290	24,340	287,580

Other derivative contracts
Equity	27,096	3,739	438	31,273
Credit	11,298	18,072	5,455	34,825
Other	4,178	584	—	4,762

	42,572	22,395	5,893	70,860

Total	$553,058	$365,795	$125,814	$1,044,667

2007 SCOTIABANK ANNUAL REPORT   133

CONSOLIDATED FINANCIAL STATEMENTS
(c) Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

		2007				2006

				Credit
		Credit risk	Potential	equivalent			Credit
		amount	future	amount	Risk-	Credit risk	equivalent	Risk-
	Notional	(CRA)	exposure	(CEA)	weighted	amount	amount	weighted
As at October 31 ($ millions)	amount	(a)	(b)	(a) + (b)	balance	(CRA)	(CEA)	balance

Interest rate contracts
Futures	$87,326	$—	$—	$—	$—	$—	$—	$--
Forward rate agreements	33,075	9	8	17	7	13	18	8
Swaps	565,265	3,470	2,748	6,218	1,512	3,231	5,584	1,344
Options purchased	58,419	147	48	195	46	185	246	62
Options written	38,247	—	—	—	—	—	—	—

	782,332	3,626	2,804	6,430	1,565	3,429	5,848	1,414

Foreign exchange and gold contracts
Futures	9,548	—	—	—	—	—	—	—
Spot and forwards	267,397	7,579	2,685	10,264	2,860	2,914	5,023	1,403
Swaps	97,513	8,652	5,012	13,664	3,236	4,185	8,457	2,120
Options purchased	2,623	158	30	188	82	64	97	35
Options written	2,598	—	—	—	—	—	—	—

	379,679	16,389	7,727	24,116	6,178	7,163	13,577	3,558

Other derivative contracts
Equity	38,310	667	2,319	2,986	887	632	2,564	739
Credit	80,625	1,058	4,383	5,441	1,565	200	2,130	682
Other	6,121	220	479	699	297	418	723	273

	125,056	1,945	7,181	9,126	2,749	1,250	5,417	1,694

Total derivatives	$1,287,067	$21,960	$17,712	$39,672	$10,492	$11,842	$24,842	$6,666

Less: impact of master netting agreements		11,841	6,228	18,069	4,167	5,772	10,586	2,484

Total		$10,119	$11,484	$21,603	$6,325	$6,070	$14,256	$4,182

134   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2007		2007		2006

	Average fair value(1)		Year-end fair value		Year-end fair value

As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$4	$9	$7	$15	$13	$1
Swaps	2,843	2,732	3,006	2,828	2,827	2,658
Options	155	163	143	143	184	193

	3,002	2,904	3,156	2,986	3,024	2,852

Foreign exchange and gold contracts
Forwards	3,563	3,216	7,466	7,013	2,810	2,629
Swaps	4,001	3,439	6,725	5,876	3,551	3,047
Options	83	59	158	103	64	63

	7,647	6,714	14,349	12,992	6,425	5,739

Other derivative contracts
Equity	1,310	1,333	431	1,653	337	1,578
Credit	661	1,191	1,046	1,654	194	816
Other	260	214	165	237	389	226

	2,231	2,738	1,642	3,544	920	2,620

Trading derivatives’ market valuation	$12,880	$12,356	$19,147	$19,522	$10,369	$11,211

ALM (2)
Interest rate contracts
Forward rate agreements			$2	$—	$—	$1
Swaps			464	447	404	409
Options			4	—	1	1

			470	447	405	411

Foreign exchange and gold contracts
Forwards			113	646	104	86
Swaps			1,927	3,982	634	988
Options			—	—	—	—

			2,040	4,628	738	1,074

Other derivative contracts
Equity			236	26	295	5
Credit			12	66	6	14
Other			55	—	29	—

			303	92	330	19

ALM derivatives’ market valuation			$2,813	$5,167	$1,473	$1,504

Total derivative instruments before netting			$21,960	$24,689	$11,842	$12,715

Less: impact of master netting agreements			11,841	11,841	5,772	5,772

Total derivative instruments			$10,119	$12,848	$6,070	$6,943

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2006 are: favourable $12,693 and unfavourable $12,683. Average fair value amounts are based on month-end balances.

(2)	The changes in the fair values of these derivative instruments wholly or partially offset the changes in the fair values of related on-balance sheet financial instruments, specific firm commitments or forecasted transactions.
2007 SCOTIABANK ANNUAL REPORT   135

CONSOLIDATED FINANCIAL STATEMENTS
Included in the above ALM derivatives’ market valuation amounts are derivatives designated in hedging relationships as follows:

	2007
As at October 31 ($ millions)	Favourable	Unfavourable

Derivatives designated in fair value hedging relationships	$178	$1,013
Derivatives designated in cash flow hedging relationships	$1,021	$2,206

The Bank recorded a net loss of $11 million during the year, of which a loss of $20 million related to cash flow hedges, due to the ineffective portion of designated hedges.
26. Acquisitions
(a) Canadian acquisitions
Current Year
The Bank completed the acquisition of Dundee Bank of Canada on September 28, 2007, for cash consideration of $260 million. Total assets were $2.5 billion at acquisition, comprised primarily of short-term deposits, available-for-sale debt securities and residential mortgages. Goodwill on this investment was not significant.
     As well, the Bank completed an 18% equity investment in DundeeWealth Inc. for $348 million on September 28, 2007, with the right to acquire up to 20%. The investment is a combination of voting and convertible non-voting shares issued out of treasury by DundeeWealth Inc. This investment is accounted for under the equity method of accounting. The Bank has not completed its valuation of the assets acquired and liabilities assumed.
Prior Year
The Bank completed the acquisitions of (i) the Canadian operations of the National Bank of Greece on February 3, 2006, and (ii) Maple Trust Company on March 31, 2006.
     The combined investment in these companies was approximately $306 million, which included amounts invested directly in the acquired businesses. Total assets at acquisition were $2.2 billion, comprised almost entirely of loans. The total goodwill of $140 million and other intangible assets of $52 million were recorded in the Consolidated Balance Sheet. In addition to the purchase of Maple Trust Company, as part of the acquisition of the Canadian mortgage operations of Maple Financial Group Inc., the Bank purchased mortgages from the Group.
(b) International acquisitions
Current Year
The Bank completed a 24.99% equity investment in Thanachart Bank for $225 million on July 19, 2007. This investment is accounted for under the equity method of accounting.
     The Bank and one of its subsidiaries acquired 68% of Dehring Bunting & Golding Ltd. (DB&G) on December 13, 2006 for $76 million. Following a reorganization to combine its similar operations with DB&G, the subsidiary now owns 77% of DB&G. After minority interest in its subsidiary, the Bank has a net interest of 55.28% in DB&G. Goodwill on this investment was not material.
Prior Year
The Bank completed the acquisition of Corporacion Interfin, on September 1, 2006, the parent company of Banco Interfin in Costa Rica, for $325 million. Total assets at acquisition were approximately $1.6 billion, with the majority of the assets being loans. Goodwill of $247 million and other intangible assets of $28 million have been recorded in the Consolidated Balance Sheet.
     The Bank acquired two Peruvian banks, Banco Wiese Sudameris and Banco Sudamericano, on March 9, 2006, which were subsequently merged. The combined incremental investment in these companies was $385 million, which includes amounts invested directly in the acquired business. The Bank now owns approximately 78% of the combined entity. Prior to the latter transaction, the Bank owned 35% of Banco Sudamericano. Total assets acquired were $3.8 billion, with the majority of the assets being loans. For the purchase of the Peruvian banks, total goodwill of $189 million and other intangible assets of $34 million have been recorded in the Consolidated Balance Sheet.
(c) Subsequent event
The Bank completed the acquisition of Chile’s Banco del Desarrollo on November 26, 2007, through the acquisition of 99.5% of the outstanding shares for $1.0 billion. Total assets at acquisition were $5.6 billion, mainly comprised of loans. The Bank will combine the operations of Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations.
The purchase price allocations for 2007 acquisitions may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed. However, these refinements are not expected to be significant.
136   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
27. Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2007	2006	2005

Net income based on Canadian GAAP	$4,045	$3,579	$3,209
Employee future benefits (a)	(31)	24	(16)
Restructuring costs (b)	—	—	(2)
Transfers of loans through securitizations (c)	4	(9)	(8)
Derivative instruments and hedging activities (d)	(30)	(1)	(1)
Unrealized gains (losses) on securities reclassified as trading (d)	(12)	(2)	(7)
Conversion of loans into debt securities (e)	29	9	86
Available-for-sale securities (e)	7	8	45
Computer software (f)	(11)	(20)	(22)
Stock-based compensation (g)	(17)	(23)	—
Stock-based compensation—transition adjustment (g)	—	(12)	—
Tax effect of above differences	32	3	(21)

Net income based on U.S. GAAP	$4,016	$3,556	$3,263

Preferred dividends paid and other	(51)	(30)	(25)

Net income available to common shareholders based on U.S. GAAP	$3,965	$3,526	$3,238

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$4.01	$3.57	$3.24
Diluted	$3.98	$3.52	$3.20

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
Commencing fiscal 2007, the Bank prospectively adopted a new U.S. GAAP standard which requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. The new standard also requires, commencing in fiscal 2009, the measurement of defined benefit plan assets and obligations at the fiscal year-end date. Prior to fiscal 2007, U.S. GAAP required the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. Upon adoption of the new standard, the minimum pension liability previously recorded under U.S. GAAP was eliminated as part of the transitional adjustment. Although the new U.S. GAAP standard changes the balance sheet presentation of post-retirement benefit plans, the recognition and measurement of pension expense under U.S. GAAP remains unchanged.
     Canadian GAAP requires that only the cumulative difference between pension income / expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet. Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there still continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance. Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     The following table shows the effect of adopting the new U.S. GAAP standard on employee future benefits at October 31, 2007 on individual line items in the U.S. GAAP Consolidated Balance Sheet as at October 31, 2007. The adoption of this new standard had no effect on the Bank’s Consolidated Statement of Income under U.S. GAAP for the year ended October 31, 2007.

	Before			After
As at	application of			application of
October 31, 2007 ($ millions)	new standard		Adjustments	new standard

Other assets
Prepaid benefit cost	$1,294		$136	$1,430
Other liabilities
Accrued benefit liability	(505)		(574)	(1,079)
Minimum pension liability	(36)		36	—
Accumulated other comprehensive income (loss)	$(36	)(1)	$(402)	$(438	)(2)

(1)	Amount after related taxes is $(24).

(2)	Amount after related taxes is $(286).
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed
2007 SCOTIABANK ANNUAL REPORT   137

CONSOLIDATED FINANCIAL STATEMENTS
as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
As described in Note 1, effective November 1, 2006, Canadian GAAP became substantially consistent with U.S. GAAP for the Bank’s activities relating to hedging, embedded derivatives and recognition of inception gains on derivatives valued using unobservable market data. As a result, the current year reconciling items between Canadian and U.S. GAAP relate primarily to the current year impact of GAAP differences recognized in prior years.
     Prior to November 1, 2006, the Bank, under Canadian GAAP, accounted for derivative instruments held for asset/liability management purposes on an accrual basis if they qualified for hedge accounting. Under U.S. GAAP, hedges were categorized as fair value, cash flow or net investment hedges and followed the current Canadian GAAP accounting described in Note 1 for hedges.
     The Bank recorded in its U.S. GAAP consolidated financial statement an after-tax loss of $5 million in 2006 and an after-tax loss of $5 million in 2005 representing the ineffective portion of designated hedges. On a U.S. GAAP basis, the Bank expected to reclassify an after-tax loss of $15 million in 2006 and an after-tax gain of $7 million in 2005 from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. For fiscal 2007, the ineffective portion of designated hedges and the expected reclassification to earnings as a result of cash flow hedges within the next twelve months are consistent with Canadian GAAP (refer to Notes 25 and 15, respectively). The maximum term of cash flow hedges was less than 10 years for all periods presented.
     Prior to fiscal 2007, the unrealized gain or loss arising at the inception of a derivative transaction was recognized in U.S. GAAP income only when the fair value of the derivative was obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. As described in Note 1, effective November 1, 2006, Canadian GAAP is consistent with U.S. GAAP in this respect. On a U.S. GAAP basis, this requirement resulted in an after-tax loss of $2 million in 2006 and an after-tax gain of $1 million in 2005.
     Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as investment securities.
(e) Securities
As described in Note 1, effective November 1, 2006, Canadian GAAP was substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2007 and prior years are described below.
     Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.
     Prior to November 1, 2006, securities were classified as either trading or investment under Canadian GAAP. The Bank carried investment securities at cost or amortized cost. On a Canadian GAAP basis, other-than-temporary declines in the value of investment securities were recorded in income based on net realizable value; declines in fair values were generally presumed to be other-than-temporary if conditions indicating impairment had persisted for a longer period of time than under U.S. GAAP. On a U.S. GAAP basis, other-than-temporary declines are recognized in income based on fair values; declines in fair values are generally presumed to be other-than-temporary if they have persisted over a number of quarters.
     Prior to November 1, 2006, under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, were recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which were recorded in U.S. GAAP income.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
(f) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(g) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
     The pre-tax cumulative effect of adopting the new standard in fiscal 2006 was $12 million incremental compensation expense. For fiscal 2007, the incremental pre-tax U.S. GAAP stock-based compensation expense impact is $17 million (2006 – $23 million).
138   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
These amounts were quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2007	October 31, 2006

Risk-free interest rate	4.59%	4.16%
Expected dividend yield	3.37%	3.16%
Expected price volatility	18.1%	16.5%
Expected life of option	6.1 years	5.7 years
     Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards.
(h) Liabilities and equity
Under Canadian GAAP, the preferred shares issued by Scotia Mortgage Investment Corporation that were redeemed on October 31, 2007 and the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interest in subsidiaries.
(i) Guarantees
U.S. GAAP requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002. As described in Note 1, Canadian GAAP requires the same treatment for all financial guarantees effective November 1, 2006 on a prospective basis, consistent with U.S. GAAP. There is no material difference between Canadian and U.S. GAAP on October 31, 2007. The fair value under U.S. GAAP for guarantees at October 31, 2006 amounted to $340 million.
(j) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $11,154 million (2006 — $8,922 million) and an addition to other liabilities of $11,154 million (2006 — $8,922 million).
(k) Comprehensive income
As described in Note 1, commencing in fiscal 2007, the Bank adopted a new Canadian GAAP standard that requires a statement of comprehensive income to form part of the consolidated financial statements, consistent with U.S. GAAP. Prior to November 1, 2006, the requirement to present a statement of comprehensive income did not exist under Canadian GAAP. The main reconciling items between Canadian GAAP and U.S. GAAP relating to comprehensive income in fiscal 2007 primarily result from the reversal of certain hedge adjustments recorded in U.S. GAAP prior to November 1, 2006 and repayments and maturities of debt securities acquired in a loan restructuring prior to May 1, 2003.
(l) Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.
Consolidated statement of comprehensive income (loss)

	2007
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP	2006	2005

Net income	$4,045	$(29)	$4,016	$3,556	$3,263
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities(1)	(2,228)	(2)	(2,230)	(360)	(178)
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities(2)	(67)	(74)	(141)	(18)	(211)
Change in gains (losses) on derivative instruments designated as cash flow hedges (3)	76	39	115	(38)	9
Change in additional minimum pension liability(4)	—	—	—	2	(29)

Total other comprehensive income (loss)	$(2,219)	$(37)	$(2,256)	$(414)	$(409)

Total comprehensive income (loss)	$1,826	$(66)	$1,760	$3,142	$2,854

Accumulated other comprehensive income (loss)(5)

	2007
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP	2006	2005

Unrealized foreign currency translation gains (losses), net of hedging activities	$(4,549)	$(116)	$(4,665)	$(2,435)	$(2,075)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	639	62	701	842	860
Derivative instruments designated as cash flow hedges	53	7	60	(55)	(17)
Employee future benefits (6)	—	(286)	(286)	(39)	(41)

Total accumulated other comprehensive income (loss)	$(3,857)	$(333)	$(4,190)	$(1,687)	$(1,273)

(1)	U.S. GAAP amounts are net of income tax expense of $427 (2006 — nil; 2005 — nil).

(2)	U.S. GAAP amounts are net of income tax benefit of $65 (2006 — benefit of $4; 2005 — benefit of $112).

(3)	U.S. GAAP amounts are net of income tax expense of $48 (2006 — benefit of $20; 2005 — expense of $3).

(4)	U.S. GAAP amounts are net of income tax of nil (2006 — expense of $2; 2005 — benefit of $16).

(5)	All amounts presented are net of income tax.

(6)	The 2007 adjustment relates to the application of the new standard on employee future benefits. Refer to the discussion of Employee future benefits in (a) above.
2007 SCOTIABANK ANNUAL REPORT   139

CONSOLIDATED FINANCIAL STATEMENTS
Condensed consolidated balance sheet

	2007				2006
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$29,195	$—		$29,195	$23,376	$—		$23,376
Securities
Trading	59,685	1,042	[d,e]	60,727	62,490	166	[d,e]	62,656
Available-for-sale/Investment	28,426	(279)	[d,e]	28,147	32,870	585	[d,e]	33,455
Equity accounted investments	724	—		724	142	—		142
Securities purchased under resale agreements	22,542	—		22,542	25,705	—		25,705
Loans	227,147	1,215	[c,d]	228,362	202,774	1,332	[c,d]	204,106
Derivative instruments	21,960	—		21,960	12,098	428	[d]	12,526
Other	21,831	13,261	(1)	35,092	19,551	12,851	(5)	32,402

	$411,510	$15,239		$426,749	$379,006	$15,362		$394,368

Liabilities and shareholders’ equity
Liabilities
Deposits	$288,458	$1,224	[c,d]	$289,682	$263,914	$1,358	[c,d]	$265,272
Derivative instruments	24,689	(5)	[d]	24,684	12,869	505	[d]	13,374
Other	76,852	14,283	(2)	91,135	81,220	12,838	(6)	94,058
Non-controlling interest in subsidiaries	497	(497)	[l]	—	435	(435)[l]		—
Subordinated debentures	1,710	25	[d]	1,735	2,271	14	[d]	2,285
Capital instrument liabilities	500	(500)	[h]	—	750	(750)[h]		—

	$392,706	$14,530		$407,236	$361,459	$13,530		$374,989

Non-controlling interest in subsidiaries	$—	$997	[h,l]	$997	$—	$1,185	[h,l]	$1,185

Shareholders’ equity
Capital stock
Preferred shares	$1,635	$—		$1,635	$600	$—		$600
Common shares and contributed surplus	3,566	—		3,566	3,425	—		3,425
Retained earnings	17,460	45	(3)	17,505	15,843	13	(7)	15,856
Cumulative foreign currency translation	—	—		—	(2,321)	2,321	[k]	—
Accumulated other comprehensive income (loss)	(3,857)	(333)	(4)	(4,190)	—	(1,687	)(8)	(1,687)

	$18,804	$(288)		$18,516	$17,547	$647		$18,194

	$411,510	$15,239		$426,749	$379,006	$15,362		$394,368

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, j.

(2)	Refer to a, b, c, e, g, j.

(3)	Refer to a, b, c, d, e, f, g.

(4)	Refer to a, d, e, k.

(5)	Refer to a, b, c, d, e, f, i, j.

(6)	Refer to a, b, c, d, e, g, i, j.

(7)	Refer to a, b, c, d, e, f, g.

(8)	Refer to a, d, e, k.
Certain comparative accounts have been reclassified to conform with current period presentation.
140   2007 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Future accounting changes
Accounting for uncertainty in income taxes
In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Bank beginning November 1, 2007. The Bank is currently assessing the impact of this standard.
Framework on fair value measurement
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The standard establishes a framework for measuring fair value and expands disclosures surrounding fair value measurement. The requirements of this standard will be effective for the Bank beginning November 1, 2008.
Fair value option for financial assets and liabilities
In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard allows an entity the option to measure certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The requirements of this standard will be effective for the Bank beginning November 1, 2008.
2007 SCOTIABANK ANNUAL REPORT   141

PRINCIPAL SUBSIDIARIES
Principal Subsidiaries(1)

		Carrying
As at October 31, 2007 ($ millions)	Principal office	value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$122

BNSII Group	Toronto, Ontario	$10,014
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario
BNS Investments Inc.	Toronto, Ontario

Dundee Bank of Canada	Toronto, Ontario	$260

Maple Trust Company	Toronto, Ontario	$258

National Trustco Inc.	Toronto, Ontario	$468
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$60

Scotia Capital Inc.	Toronto, Ontario	$290

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$14

Scotia Life Insurance Company	Toronto, Ontario	$93

Scotia Mortgage Corporation	Toronto, Ontario	$255

Scotia Securities Inc.	Toronto, Ontario	$500

Scotiabank Capital Trust(2)	Toronto, Ontario	$6

Scotiabank Subordinated Notes Trust(2)	Toronto, Ontario	$1

Travelers Leasing Corporation	Burnaby, British Columbia	$59

TradeFreedom Securities Inc.	Montreal, Quebec	$25

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$140

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$6,789
BNS International (Barbados) Limited	Warrens, Barbados
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	$324
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Dehring, Bunting & Golding Limited (55.3%)	Kingston, Jamaica

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.3%)	Mexico, D.F., Mexico	$1,939

Nova Scotia Inversiones Limitada	Santiago, Chile	$415
Scotiabank Sud Americano, S.A. (98.8%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York		(3)

Scotia Holdings (US) Inc.	Houston, Texas		(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas

Scotia International Limited	Nassau, Bahamas	$802
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$167

Scotiabank El Salvador, S.A. (99.4%)	San Salvador, El Salvador	$310

Scotiabank Europe plc	London, England	$2,107

Scotiabank Peru S.A.A. (77.8%)	Lima, Peru	$552

Scotiabank Trinidad & Tobago Limited (50.9%)	Port of Spain, Trinidad	$130

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
142   2007 SCOTIABANK ANNUAL REPORT

glossary
ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific and general allowances.
ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.
BANKERS’ ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
BASIS POINT: A unit of measure defined as one-hundredth of one per cent.
CAPITAL: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.
CAPITAL INSTRUMENT LIABILITY: A financial instrument, normally qualifying as regulatory capital, that has the potential for being settled for a variable number of the Bank’s own equity instruments.
DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
FAIR VALUE: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.
HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.
MARKED-TO-MARKET: The valuation of certain financial instruments at fair value as of the balance sheet date.
NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.
NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.
OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.
REPOS: Repos is short for “obligations related to assets sold under repurchase agreements” — a short-term transaction where the Bank sells assets, normally government bonds, to a client and simul taneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
RETURN ON EQUITY (ROE): Net income available to common shareholders, expressed as a percentage of average common shareholders’ equity.
REVERSE REPOS: Short for “assets purchased under resale agreements” — a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.
SECURITIZATION: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.
STANDBY LETTERS OF CREDIT AND LETTERS OF GUARANTEE: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.
SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over pre determined periods of time.
TANGIBLE COMMON EQUITY RATIO: The tangible common equity (TCE) ratio is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, unamortized goodwill and intangible assets (net of taxes).
TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
TIER 1 AND TOTAL CAPITAL RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements. Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries plus non-cumulative preferred shares, less unamortized goodwill and ineligible intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital.
VALUE AT RISK (VAR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
VARIABLE INTEREST ENTITY: An entity where its equity at risk is insufficient to permit the financing of its activities on a stand-alone basis or where its equity investors, as a group, lack certain essential characteristics of a controlling financial interest.
YIELD CURVE: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.
2007 SCOTIABANK ANNUAL REPORT   143

shareholder information
Annual Meeting
Shareholders are invited to attend the 176th Annual Meeting of Holders of Common Shares, to be held on March 4, 2008, at the Shaw Conference Centre, Hall C, 9797 Jasper Avenue, Edmonton, Alberta, Canada, beginning at 10:00 a.m. (Mountain Time).
Shareholdings and Dividends
Information regarding your shareholdings and dividends may be obtained by contacting the Transfer Agent.
Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the Transfer Agent.
Listing of Shares
Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.
Series 12, Series 13, Series 14, Series 15 and Series 16 preferred shares of the Bank are listed on the Toronto Stock Exchange.
Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.

Common shares	BNS	064149 10 7
Series 12, Preferred	BNS.PR.J	064149 81 8
Series 13, Preferred	BNS.PR.K	064149 79 2
Series 14, Preferred	BNS.PR.L	064149 78 4
Series 15, Preferred	BNS.PR.M	064149 77 6
Series 16, Preferred	BNS.PR.N	064149 76 8
Dividend Dates for 2008
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE

January 2	January 29
April 1	April 28
July 2	July 29
October 7	October 29
Future Annual Meeting
The Annual Meeting for the fiscal year 2008 is scheduled for March 3, 2009, in Halifax, Nova Scotia.
Valuation Day Price
For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1971 pool.
Duplicated Communication
Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result.
If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.
Credit Ratings
SENIOR LONG-TERM DEBT/DEPOSITS

DBRS	AA
FITCH	AA-
Moody’s	Aa1
Standard & Poor’s	AA-

SHORT TERM DEPOSITS/COMMERCIAL PAPER

DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1+

SUBORDINATED DEBT

DBRS	AA(low)
Fitch	A+
Moody’s	Aa2
Standard & Poor’s	A+

PREFERRED SHARES

DBRS	Pfd-1
Moody’s	Aa3
144   2007 SCOTIABANK ANNUAL REPORT

Online
For product, corporate, financial and shareholder information:
www.scotiabank.com and www.scotiacapital.com
additional information
Corporate Headquarters
Scotiabank
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com
For further information
PUBLIC, CORPORATE AND GOVERNMENT AFFAIRS
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
CUSTOMER SERVICE CENTRE
1-800-4-SCOTIA
Shareholder Services
TRANSFER AGENT AND REGISTRAR MAIN AGENT
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
CO-TRANSFER AGENT (U.S.A.)
Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284
FINANCE DEPARTMENT
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
FINANCIAL ANALYSTS, PORTFOLIO MANAGERS AND
OTHER INSTITUTIONAL INVESTORS
Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
The cover is printed on FSC-certified Productolith, Dull, 100 lb. (10% post-consumer waste)
Using 6,206.08 kg of Stora Enso Productolith (10% PCW) instead of virgin fibres paper reduces the ecological footprint of:
Savings:

Trees:	13 trees preserved for the future
Waste:	368.77 kg solid waste not generated
Water:	18,592 litres wastewater flow saved
Air:	662.70 kg of CO2green house gases prevented
Energy:	9,000,000 BTUs energy not consumed
The editorial pages 1-24 are printed on FSC-certified Rolland ST30 (30% post-consumer waste).
The financial pages 25-144 are printed on FSC certified Rolland Enviro100 (100% post-consumer waste)
Based on 91,635.67 kg of paper containing post-consumer waste for the editorial and financial sections of this annual report instead of virgin fibre paper reduces the ecological footprint of:
Savings:

Trees:	1,484 trees preserved for the future
Waste:	42,803 kg solid waste not generated
Water:	4,049,000 litres wastewater flow saved 270.8 kg suspended particles in the water
Air:	95,694 kg air emissions eliminated
Energy:	7,071 m3 natural gas saved by using Biogas energy

Whether it’s in Canada or around the world, we owe our success to making shrewd investments. About 60,000 of them.
At Scotiabank, we recognize there is nothing quite so important as our nearly 60,000 people. They’re responsible for all of our accomplishments to date. And it’s our people that will help us achieve our full potential — to be the best international financial services company based in Canada. That’s why we’re so committed to making Scotiabank a great place to work. In each of the last three years we were named one of the 50 Best Employers in Canada. Grupo Scotiabank was recognized as a top employer in Mexico for the fourth consecutive year. And the Jamaica Observer listed us as one of “10 Hot Companies” that Jamaicans are “eager to join.” Sure, we’re proud of these accolades. But we’re prouder still of our “One Team” around the world.

® Registered trademark of The Bank of Nova Scotia. ™ Trademark of The Bank of Nova Scotia.	You’re richer than you think.®